This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to

Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on September 4, 2019 ,

and is not being filed publicly under the Securities Act of 1933, as amended.

Registration Statement No. 333-XXXXX

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TROIKA MEDIA GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	7311 (Primary Standard Industrial Classification Code Number)	83-0401552 (IRS Employer Identification No.)

101 S. La Brea Avenue

Los Angeles, California 90036

(323) 965-1650

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Robert Machinist, CEO

Troika Media Group, Inc.

101 S. La Brea Avenue

Los Angeles, California 90036

(323) 965-1650

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

With copies to:

Elliot H. Lutzker

Davidoff Hutcher & Citron LLP

605 Third Ave, 34th Floor

New York, NY 10158

Direct: (646) 428-3210

Main: (212) 557-7200

Fax: (212) 286-1884

ehl@dhclegal.com

        Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an “emerging growth company.”  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒
Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Section Act.

☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered (3)	Proposed Maximum Aggregate Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, $0.001 par value per share		$[●]		$[●]
Representative’s Common Stock Purchase Option (3)		$[●]		$[●]
Shares of Common Stock underlying Representative’s Common Stock Purchase Option		$[●]		$[●]
Total Registration Fee		$[●]		$[●]

(1)   Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act.

(2)   Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(3)   Includes shares the underwriters have the option to purchase to cover over allotments, if any.

(4)   Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be not registered hereby pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(5)   No registration fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Interim financial information has been omitted from this draft registration statement as audited financials information for the fiscal year ended June 30, 2019 will be included in its first public filing.  Section 101.05 of Compliance and Disclosure Interpretations dated August 17, 2017.

Explanatory Note:  This Amendment is being filed to replace the Unaudited Pro Forma Operating Results on pages F-18 and F-19.

SUBJECT TO COMPLETION, DATED ___________________, 2019

The information in this prospectus is not complete and may be changed. The Company may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

[●] Shares of Common Stock

TROIKA MEDIA GROUP, INC.

This is a firm commitment initial public offering of [●] shares of our common stock at a price we anticipate will be between $[●] and $[●] per share.  No public market currently exists for our shares.  We intend to apply to list our common stock on the [●] under the symbol “[●]”.  No assurance can be given that our application will be approved. The aggregate price of the shares offered hereby, assuming a midpoint price of $[●] per share and excluding shares that may be sold on exercise of the underwriters’ over-allotment option, is $[●].

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us (2)	$	$
(1) See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

(2) We estimate that the total expenses of this offering, excluding the underwriters’ discount and non-accountable expenses allowance, will be approximately $[●].

The underwriters expect to deliver the shares against payment in New York, New York, on or about ____________________, 2019.

The date of this prospectus is ____________________, 2019.

You should rely only on the information contained in this prospectus in deciding whether to purchase our common stock. Neither we nor any of the underwriters have authorized anyone to provide you with information or to make any representations different from that contained in this prospectus or in any free writing prospectus we have prepared.  Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Nevertheless, we are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you in making an investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page [●].

Unless otherwise stated or the context requires otherwise, references in this prospectus to “Troika,” the “Company,” “we,” “us” and “our” refer to Troika Media Group, Inc. and its consolidated subsidiaries.

The Company

OVERVIEW

Troika Media Group, Inc. (TMG) is a global marketing services company delivering clients integrated branding, marketing, media, and analytics solutions for driving business performance and creating value in the rapidly evolving consumer-first marketplace. TMG, through its subsidiaries, offers a seamless solution to clients seeking a holistic approach to meeting their brand strategy, experiential marketing and communications needs.

Our subsidiaries are:

Troika Design Group, Inc., (Los Angeles) - a strategic brand consultancy with deep expertise in entertainment, media, sports, and consumer goods and service brands. Troika provides a unique fan-centric approach to integrated brand strategy, creative, research, and technology solutions that builds long-term brand awareness for clients through equity and consumer loyalty.

MissionCulture LLC (New York), and Mission-Media Holdings Limited (London) (collectively, known as “Mission”) - a London-headquartered brand experience and communications company that specializes in consumer immersion  through a cultural lens, via live experiences, brand partnerships, public relations, including social and influencer engagement.

Troika Services (New York) - a performance marketing and data intelligence company that translates quantifiable metrics into actionable insights, empowering businesses to connect with consumers, enhance engagement and optimize brand performance.

TMG’s operations are based in New York with offices in Los Angeles and London. Our global team of approximately 200 employees enables us to directly service clients in markets around the world. This also provides us with the infrastructure to support accelerated growth by expanding service offerings and reaching clients in new markets.

The Company has brought together a unique roster of industry leaders and subject matter experts to provide an innovative approach to clients’ new business challenges. The Company will also continue to develop intellectual property in its work and in the businesses that it seeks to acquire.

PROPOSED ACQUISITION

Upon completing this offering, the Company plans to acquire a strategic partner - YellowHammer Media Group, Inc. (“YellowHammer”) - to further bolster its consulting and digital media services. YellowHammer is a leader in digital media marketing including digital programmatic buying strategy. YellowHammer’s market expertise, proprietary technological, leadership and experience within the programmatic ecosystem, coupled with its in-house creative team, has managed substantive campaigns for its clients, many of which are formally engaged via contract with YellowHammer. This acquisition will further solidify the Company’s stature as a definitive group for brand consultancy, strategy, digital media and marketing excellence.

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On June 11, 2019, the Company entered into a non-binding Letter of Intent with YellowHammer and has started negotiations to purchase the company and all of its operating subsidiaries worldwide. Unless otherwise stated in this prospectus or the context requires otherwise, references to “YellowHammer” refers to YellowHammer Media Group, Inc. and all of its subsidiaries and affiliates.  The cost for the purchase of YellowHammer will be $3,500,000 in cash at close and $3,000,000 worth of shares of the common stock of the Company divided proportionally among the owners of YellowHammer with up to $2,000,000 of earn-out compensation based on certain revenue targets being attained. The proposed acquisition is subject to satisfactory completion of due diligence by both parties, negotiation and execution of a definitive purchase agreement, and ancillary agreements, including employment contracts for key YellowHammer management, audit of YellowHammer financial statements, the proceeds of this offering, Board of Directors approval of both parties, YellowHammer shareholder approval, any required third party consents, and customary closing conditions.  We cannot assure you that we will consummate YellowHammer acquisition on favorable terms or at all. We intend to use a portion of the proceeds of this offering to acquire YellowHammer and for the purposes disclosed in the Use of Proceeds.

Founded in 2009, YellowHammer Media Group to offer managed services to brands looking to achieve measurable results from programmatic advertising. The company works directly with brands, helping them deliver the right ads to the right targeted audience to produce performance based results.  YellowHammer’s deep knowledge and experience operating the programmatic ecosystem, coupled with its in-house creative team, results in superior results for clients who see YellowHammer as a partner and not a vendor.

In 2015, because of its internal need for a “video-first” ad server, YellowHammer launched its video ad serving platform, “SpringServe.”  This technology was developed in-house from scratch, and it allowed the company to better serve its customers as they navigate the complexities of the video landscape. Today, driven by innovative technology and marketing expertise, YellowHammer and SpringServe provide industry-leading services for advertisers and publishers, eliminating complexities and inefficiency hurdles faced by  customers.

●        The business experienced over 150% growth in 2017, as per unaudited financial statements, and is conservatively projected by YellowHammer to have a 2017- 2020 compound annual growth rate (CAGR) of 26%.

●        SpringServe monetizes via:

o    Ad serving fees and charging a CPM (cost per mile is the amount an advertiser pays a website per 1,000 visitors) for impressions that they are serving, which ranges anywhere from $0.05 to $0.25 CPM based on volume and fill rates

o    Data analytics fee charged for third party validation and other data  management (flat fee based on volume)

o    Clearing fees for transactions between DirectConnect clients(% of transaction)

As a part of the TMG family of companies, YellowHammer would be integrated with the Troika Services unit to combine the data intelligence and performance media group responsible for analyzing and executing on the most measurable touch points and KPIs (key performance indicators evaluate the success of an activity in which it engages) of the consumer/brand experience.

Following this offering and the proposed acquisition of YellowHammer, we expect to have the following Competitive Advantage and Market Opportunity:

OUR COMPETITIVE ADVANTAGE

●        Industry Leading Management - Assembled management expertise across all agency disciplines and offerings consisting of established industry leaders, as well as business founders

●        Integrated Services - Integrated Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Design, Production, Content, Event Marketing, Public Relations, Partnerships and Social Media.

●        Category Experience - Entertainment Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Tech, Leisure Entertainment.

●        Results Driven - We are revolutionizing how brands drive customer engagement, conversion, loyalty and lifetime value though integrated branding, advertising and performance optimization.

●        One Stop - Integrated, full-service solution with our vast talent, skills and experience, provides client the confidence in having one agency handling all or the majority of their campaigns and projects.

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MARKET OPPORTUNITY

•

Digital media use is between 49% and 42% for ages 18-49 (Internet Trends 2017 - Code Conference” - Mary Meeker May 31, 2017 Kleiner Perkins Conference, hereinafter referred to as “Kleiner Perkins Report”).

•

Digital advertising is expected to grow at more than double the pace of the overall U.S. ad industry through at least 2020, as added investments continue to flow to mobile, social and video formats, while focus on print ad spending such as newspaper and magazine ads continues to decline.

•	In 2016, digital ad spending surpassed TV ad spending for the first time, and digital ad spending is expected to account for roughly half of total media ad spending by 2021.
•	The market for internet advertising is expanding at over 20% year-on-year (Kleiner Perkins).
•	Half of all advertising spending will be on digital media ad formats by 2019/2020, compared to 46% in 2018.
•

A significant driver of digital ad spending, mobile accounted for 70% of total digital ad spending in 2017 and is expected to grow by an average year-over-year rate of 15% in the years 2018 - 2022 Display, which passed search in 2016 as the most popular digital ad format, will continue to show double-digit year-over-year growth in the years 2018 - 2021. The source for the foregoing forecasts is US Ad Spending: The eMarketer Forecast for 2017, eMarketer Report published March 15, 2017, hereinafter referred to as “eMarketer Report.”

We believe we will be well positioned to compete due to our numerous advantages:

•	Global end-to-end branding and advertising solution

•	Blue-chip clients with long-term relationships with the Company

•	Based in three major cities, New York, Los Angeles and London

•	200+ employees

•	Capabilities: Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Content, PR, Social, Partnerships, Mobile

•	Categories: Entertainment & Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Tech, Leisure & Entertainment

The Offering

Common stock offered by us	[●] shares

Number of shares issued on the date of this offering (1)	228,169,348 shares

Number of shares being issued after this offering	[●] shares

Representative’s option to purchase additional shares	[●] shares

Offering price	$[●] per share

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Use of proceeds

We estimate that our net proceeds from the sale of   shares of our common stock in this offering will be approximately $_____________, based on assumed gross proceeds of $20,000,000 at an initial public offering price of $ [●] per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of $___________ payable by us.  We plan to use $3,500,000 of the net proceeds for our proposed acquisition of YellowHammer, subject to satisfaction of various conditions precedent described above under “Proposed Acquisition”; approximately $2,000,000 to extinguish current debt of the Company and its subsidiaries; approximately $5,500,000 for potential acquisitions that complement and augment our business; and the remainder for general corporate purposes, such as research and development, general and administrative expenses, compensation, including bonuses, capital expenditures, the potential acquisition of, or investment in products that complement our business, and the balance of our working capital needs.  See “Use of Proceeds.”

Proposed [market] symbol	[TRKA]

Risk Factors

The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 9.

(1)   All share and prior share data in this prospectus give retroactive effect to a one for _______ reverse stock split to be effected prior to the date of this prospectus.

General Information About This Prospectus

Unless otherwise noted, throughout this prospectus the number of shares of our common stock to be outstanding following this offering is based on 228,169,348 shares of our common stock outstanding as of July 15, 2019  and excludes:

•

2,495,000 shares of Series B Preferred Stock convertible into approximately 8,910,715 shares of common stock at $0.28 per share; 911,149 shares of Series C Preferred Stock convertible into approximately 182,229,800 shares of Common Stock at $0.05 per share; and 1,906,500 shares of Series D Preferred Stock convertible into approximately 76,260,000 shares of Common Stock at $0.25 per share. No officer and director held any shares of preferred stock.

•	41,612,500 shares issuable upon exercise of employee stock options

•	85,985,000 shares issuable upon exercise of warrants

•	26,000,000 shares issuable upon conversion of outstanding promissory notes and other obligations

•

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase [●] shares of our common stock in this offering and excludes shares underlying the underwriter representative’s common stock purchase option.

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SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

SUMMARY FINANCIAL INFORMATION

The following summary and operating data set forth below should be read in conjunction with our financial statements, the notes thereto and the other information contained in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Statement of Operations Data:

	Years Ended June 30,
	2018	2017

Project revenues, net	$8,535,000	$554,000
Cost of revenues	5,960,000	306,000
Gross profit	2,575,000	248,000

Operating expenses	14,404,000	3,449,000
Loss from operations	(11,829,000)	(3,201,000)

Other income (expense) net:
Gain from settlement of debt	-	309,000
Interest expense	(64,000)	(515,000)
Amortization Expense	-	-
Depreciation Expense	-	-
Other expense(s)	-	-
Total other income (expense)	(64,000)	206,000
Net loss from continuing operations before income tax	(11,893,000)	(3,407,000)
Provision for income tax	-	-
Net gain or loss from continuing operations	(11,893,000)	(3,407,000)
Net income (loss) from discontinued operations, net of tax	-	43,000
Net loss	$ (11,893,000)	(3,364,000)

Basic loss from continuing operations per share	$ (0.07)	(0.03)

Basic and diluted weighted average common shares outstanding	177,568,663	137,598,252

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Balance Sheet Data:	As of June 30,
	2018	2017
Total Current Assets	7,459,000	3,288,000
Total Assets	45,137,000	10,766,000
Total Current Liabilities	22,282,000	3,537,000
Total Liabilities	35,843,000	17,997,000
Preferred Stock	938,000	784,000
Common Stock	228,000	170,000
Additional Paid-In Capital	157,173,000	128,921,000
Accumulated Deficit	(149,584,000)	(137,691,000)
Total Stockholders’ Equity (Deficit)	9,294,000	(7,231,000)
Total Liabilities and Stockholders’ Equity (Deficit)	45,137,000	10,766,000

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RISK FACTORS

An investment in our Company is very speculative and involves a very high degree of risk.  Accordingly, investors should carefully consider the following risk factors, as well as other information set forth in this report, in making an investment decision with respect to our securities. We have sought to identify what we believe to be all material risks and uncertainties to our business and ownership of our common stock, but we cannot predict whether, or to what extent, any of such risks or uncertainties may be realized nor can we guarantee that we have identified all possible risks and uncertainties that might arise.  Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm our business operations. If any of these risks or uncertainties occurs, it could have a material adverse effect on our business.

Risks Relating to Our Business

We have a history of losses from operations which may continue, and which may harm our ability to obtain financing and continue our operations.

The Company’s financial statements reflect that it has incurred significant losses since inception, including net losses of $11,893,000 and $3,364,000 for the years ended June 30, 2018 and 2017, respectively.

As of June 30, 2018, we had an accumulated deficit of $149,584,000 and negative working capital of $14,823,000.  We need to improve our ability to achieve business profitability, our ability to generate sufficient cash flow from our operations and our ability to obtain additional funding in the short term to meet our operating needs and the current portion of our required obligation payments.

Our discontinued operations followed by our Troika Merger and Mission Acquisition caused disruption of our business, has diluted our stockholders and may harm our business, financial condition or operating results.

Our June 2017 acquisition of Troika (“Troika Merger”) and June 2018 acquisition of Mission (“Mission Acquisition”) (collectively, the “Acquisitions”) subjected us to a number of risks, including, but not limited to,  the consideration for the Acquisitions and share issuances to our preferred stockholders resulted in substantial dilution to our existing stockholders.  Additional time may be required for the acquired companies’ market position to improve as planned; and personnel of the acquired companies, as the combined operations have placed significant demands on the Company’s management, technical, financial and other resources; key personnel and customers of the acquired companies may still terminate their relationships with the acquired companies as a result of the acquisitions; we have experienced additional financial and accounting challenges and complexities in areas such as financial reporting; we may assume or be held liable for risks and liabilities as a result of our acquisitions, some of which we may not have been able to discover during our due diligence or adequately adjust for in our acquisition arrangements; our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; we may incur one-time write-offs or restructuring charges in connection with the acquisitions; we have incurred significant time and expense in connection with litigation arising from the Mission Acquisition; and we may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings.

Our Combined Operations Have Only a Limited Operating History, Which Makes It Difficult to Evaluate an Investment in Our Securities.

Our combined operations have only a limited operating history upon which our business, financial condition and operating results may be evaluated.  As a result of the Acquisitions, as well as the potential acquisition of YellowHammer, we face a number of risks encountered by combined entities, including our ability to:

•	Manage expanding operations, including our ability to service our clients if our customer base grows substantially;
•	Attract and retain management and technical personnel;
•	Find adequate sources of financing;
•	Anticipate and respond to market competition and changes in technologies as they develop and become available;
•	Negotiate and maintain favorable rates with our vendors; and
•	Retain and expand our customer base at profitable rates.

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We may not be successful in addressing or mitigating these risks and uncertainties, and if we are not successful our business could be significantly and adversely affected.

Expansion of our operations internationally has required significant management attention and resources, involves additional risks and may be unsuccessful.

We have limited experience with operating internationally or selling our services outside of the United States, and if we choose to expand further internationally, we would need to adapt to different local cultures, standards and policies. The business model and technology we employ and the merchandise we currently offer may not be successful with consumers outside of the United States. Furthermore, to succeed with clients in international locations, it likely will be necessary to locate satellite offices in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. We may not be successful in expanding into international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	localization of our offerings, including translation into foreign languages and adaptation for local practices;
•	different consumer demand dynamics, which may make our business model, technology and the services we offer less successful compared to the United States;
•	competition from local incumbents that understand the local market and may operate more effectively;
•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, customs duties or other trade restrictions or any unexpected changes thereto;
•	laws and regulations regarding anti-bribery and anti-corruption compliance;
•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;
•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;
•	changes in a specific country’s or region’s political or economic conditions;
•	risks resulting from changes in currency exchange rates; and
•	if we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Risks Related to Media Business and Industry

Most of our clients may terminate their relationships with us on short notice.

Our transactional clients, which accounted for the vast majority of our revenue typically use our services on an order-by-order project basis rather than under long-term contracts. These clients have no obligation to continue using our services and may stop purchasing from us at any time.

The volume and type of services we provide our clients may vary from year to year and could be reduced if a client were to change its outsourcing or procurement strategy. If a significant number of our transactional clients elect to terminate or not to renew their engagements with us or if the volume of their orders decreases, our business, operating results and financial condition could suffer.

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Acquiring new clients and retaining existing clients depends on our ability to avoid and manage conflicts of interest arising from other client relationships, retaining key personnel and maintaining a highly skilled workforce.

Our ability to acquire new clients and to retain existing clients may, in some cases, be limited by clients’ perceptions of, or policies concerning, conflicts of interest arising from other client relationships. If we are unable to maintain multiple agencies to manage multiple client relationships and avoid potential conflicts of interests, our business, results of operations and financial position may be adversely affected.

Our employees are our most important assets and our ability to attract and retain key personnel is an important aspect of our competitiveness. If we are unable to attract and retain key personnel, our ability to provide our services in the manner clients have come to expect may be adversely affected, which could harm our reputation and result in a loss of clients, which could have a material adverse effect on our business, results of operations and financial position.

The loss of several of our largest clients could have a material adverse effect on our business, results of operations and financial position.

Clients generally are able to reduce or cancel current or future spending on advertising, marketing and corporate communications projects at any time on short notice for any reason.  For the fiscal year ended June 30, 2018, six (6) customers accounted for 50.0% of our net revenues.  For the year ended June 30, 2017, four (4) customers accounted for 88% of our net revenues.  A significant reduction in spending on our services by our largest clients, or the loss of several of our largest clients, if not replaced by new clients or an increase in business from existing clients, would adversely affect our revenue and could have a material adverse effect on our business, results of operations and financial position.

Clients periodically review and change their advertising, marketing, branding and corporate communications requirements and relationships. If we are unable to remain competitive or retain key clients, our business, results of operations and financial position may be adversely affected.

We operate in a highly competitive industry. Key competitive considerations for retaining existing clients and winning new clients include our ability to develop solutions that meet client needs in a rapidly changing environment, the quality and effectiveness of our services and our ability to serve clients efficiently, particularly large multinational clients, on a broad geographic basis. While many of our client relationships are long-standing, from time to time clients put their advertising, marketing and corporate communications business up for competitive review. We have won and lost accounts as a result of these reviews. To the extent that we are not able to remain competitive or retain key clients, our revenue may be adversely affected, which could have a material adverse effect on our business, results of operations and financial position.

Adverse economic conditions, a reduction in client spending, a deterioration in the credit markets or a delay in client payments could have a material adverse effect on our business, results of operations and financial position.

Economic conditions have a direct impact on our business, results of operations and financial position. Adverse global or regional economic conditions pose a risk that clients may reduce, postpone or cancel spending on advertising, marketing and corporate communications projects. Such actions would reduce the demand for our services and could result in a reduction in revenue, which would adversely affect our business, results of operations and financial position. A contraction in the availability of credit may make it more difficult for us to meet our working capital requirements. In addition, a disruption in the credit markets could adversely affect our clients and could cause them to delay payment for our services or take other actions that would negatively affect our working capital. In such circumstances, we may need to obtain additional financing to fund our day-to-day working capital requirements, which may not be available on favorable terms, or at all. Even if we take action to respond to adverse economic conditions, reductions in revenue and disruptions in the credit markets by aligning our cost structure and more efficiently managing our working capital, such actions may not be effective.

If any of our key clients fail to pay for our services, our profitability would be negatively impacted.

In general, we take full title and risk of loss for the products we procure from our suppliers. Our obligation to pay our suppliers is not contingent upon receipt of payment from our clients. If any of our key clients fails to pay for our services, our profitability would be negatively impacted.

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We require proceeds of this offering to complete our proposed acquisition, as well as additional capital to support business growth, and this capital may not be available on acceptable terms or at all.

We require the proceeds of this offering to complete our proposed acquisition of YellowHammer subject to various conditions precedent including, but not limited to, satisfactory completion of due diligence, negotiation and execution of a definitive purchase agreement and audit of their financial statements.  We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing products, enhance our operating infrastructure and acquire complementary businesses and technologies.

Accordingly, we expect to engage in equity and/or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue will be expected to have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. We may have to significantly delay, scale back or discontinue the development and/or the commercialization of one or more of our services. Accordingly, any failure to raise adequate capital in a timely manner would be expected to have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We rely on our management team and expect to need additional personnel to grow our business; the loss of one or more senior managers or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our management team, in particular the services of Dan Pappalardo, President of Troika Design Group, Inc. and Kevin Dundas, CEO of Mission, our two operating subsidiaries. While we have entered into an employment agreement with Mr. Pappalardo and a consulting agreement with Kevin Dundas’ consultancy, there can be no assurance we will be able to retain the services of both of these persons. Our future success also depends on our ability to retain, attract and motivate highly skilled technical, managerial, marketing and customer service personnel, including members of our management team.  All of our non-executive employees work for us on an at-will basis, subject to applicable law. We plan to hire additional personnel in all areas of our business, particularly for our sales, marketing and technology development areas, both domestically and internationally, which will likely increase our recruiting and hiring costs. Competition for these types of personnel is intense, particularly in the Internet and software industries. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.

We depend on senior management and key personnel and our ability to hire and retain sufficient numbers of qualified personnel.

The Company and its subsidiaries rely heavily on the expertise, experience and continued services of our senior management and key employees.  Although each of these persons is employed under an employment or consulting contract, the loss of any person’s services and the inability for the Company to attract or retain other key individuals, would materially adversely affect us.  If any of these persons or other key executive employees were to leave in the future, we could face substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any success obtains the necessary training and experience.  We do not have key man life insurance policies on members of our management.

Misclassification or reclassification of our independent contractors or employees could increase our costs and adversely impact our business.

Our workers are classified as either employees or independent contractors, and if employees, as either exempt from overtime or non-exempt (and therefore overtime eligible). Regulatory authorities and private parties have recently asserted within several industries that some independent contractors should be classified as employees and that some exempt employees, including those in sales-related positions, should be classified as non-exempt based upon the applicable facts and circumstances and their interpretations of existing rules and regulations. If we are found to have misclassified employees as independent contractors or non-exempt employees as exempt, we could face penalties and have additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings. Legislative, judicial or regulatory (including tax) authorities could also introduce proposals or assert interpretations of existing rules and regulations that would change the classification of a significant number of independent contractors doing business with us from independent contractor to employee and a significant number of exempt employees to non- exempt. A reclassification in either case could result in a significant increase in employment-related costs such as wages, benefits and taxes. The costs associated with employee classification, including any related regulatory action or litigation, could have a material adverse effect on our results of operations and our financial position.

Our Business Prospects Depend, in Part, on Our Ability to Maintain and Improve Our Services as Well as to Develop New Services.

We believe that our business prospects depend, in part, on our ability to maintain and improve our current services and to develop new services. Our services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. Additionally, our new services and service enhancements may not achieve market acceptance.

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If We Do Not Respond Effectively and on A Timely Basis to Rapid Technological Change, Our Business Could Suffer.

Our industry is characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our services are integrated with the computer systems of our customers. We must respond to technological changes affecting both our customers and suppliers. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to technological changes, evolving industry standards or changing customer requirements. Our success depends, in part, on our ability to accomplish all of the following in a timely and cost-effective manner:

●     Effectively using and integrating new technologies;

●     Continuing to develop our technical expertise;

●     Developing services that meet changing customer needs;

●     Advertising and marketing our services; and

●     Influencing and responding to emerging industry standards and other changes.

The success of our business depends on the continued growth of digital media as a medium for commerce, content, advertising and communications.

Expansion in the sales of our services depends on the continued acceptance of the digital media as a platform for commerce, content, advertising and communications. The use of the digital media as a medium for commerce, content, advertising and communications could be adversely impacted by delays in the development or adoption of new standards and protocols to handle increased demands of digital media activity, cyber security, reliability, cost, ease-of-use, accessibility and quality-of-service. The performance of the Internet as a medium for commerce, content, advertising and communications has been harmed by viruses, worms, hacking and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason digital media does not remain a medium for widespread commerce, content, advertising and communications, the demand for our products would be significantly reduced, which would harm our business.

Platform system disruptions could cause delays or interruptions of our services, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although our network service is designed to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on its system, such as malfunctions in its software or other facilities, overloading of its network and problems with the systems of competitors with which we interconnect, such as physical damage to telephone lines and power surges and outages. Any significant disruption in its network could cause it to lose customers and incur additional expenses.

Intellectual property infringement claims are common in the industry and, should such claims be made against us, and if we do not prevail, our business, financial condition and operating results could be harmed.

The Internet, mobile media, software, mass media and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights, domestically or internationally. As we grow and face increasing competition, the probability that one or more third parties will make intellectual property rights claims against us increases. In such cases, our technologies may be found to infringe on the intellectual property rights of others. Additionally, many of our subscription agreements may require us to indemnify our customers for third-party intellectual property infringement claims, which would increase our costs if we have to defend such claims and may require that we pay damages and provide alternative services if there were an adverse ruling in any such claims. Intellectual property claims could harm our relationships with our customers, deter future customers from subscribing to our products or expose us to litigation, which could be expensive and divert considerable attention of our management team from the normal operation of our business. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend against intellectual property claims by the third party in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand, business and results of operations.

Patent positions in the media industry are uncertain and involve complex legal, scientific and factual questions and often conflicting claims. The industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, established companies have used litigation against emerging growth companies and new technologies as a means of gaining a competitive advantage.

In addition, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the relative priorities of our inventions and third parties’ inventions. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

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With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, may significantly increase our operating expenses or may significantly restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology, which could require significant effort and expense. Any of these outcomes could adversely affect our business and results of operations. Even if we prove successful in defending ourselves against such claims, we may incur substantial expenses and the active defense of such claims may divert considerable attention of our management team from the normal operation of our business.

Our Business could be Harmed if we are Unable to Protect our Proprietary Technology.

We rely primarily on a combination of trade secrets, copyright and trademark laws and confidentiality procedures to protect our technology. Despite these precautions, unauthorized third parties may infringe, copy, or reverse engineer portions of our technology. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology, which could harm our business.

If we are unable to sell additional services to our existing customers or attract new customers, our revenue growth will be adversely affected.

To increase our revenues, we believe we must sell additional services to existing customers and regularly add new customers. If our existing and prospective customers do not perceive our products to be of sufficient value and quality, we may not be able to increase sales to existing customers and attract new customers, or we may have difficulty retaining existing customers, and our operating results will be adversely affected.

If we are unable to effectively persuade prospective customers to buy our services in substitution for those of a competitor, our revenue growth may suffer.

Some of our newer services and initiatives require that we persuade prospective customers, or customers of our existing services, to purchase our newer services in substitution for those of a competitor. In some instances, the prospective customer may have built their business around the incumbent’s services. Persuading such prospective customers to switch providers may be difficult and require longer sales cycles, which will affect our ability to increase revenue in these areas. Moreover, the incumbent provider may have the ability to significantly discount its services or enter into long-term agreements, which would further impede our ability to increase our revenues.

Our resources may not be sufficient to manage our intended growth; failure to properly manage potential growth would be detrimental to our business.

We may fail to adequately manage our intended future growth.  Most of our administrative, financial and operational functions come from acquired operations. Any growth in our operations will place a significant strain on our resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so.

In addition to our Acquisitions, to the extent we acquire YellowHammer and/or any other business entity, we will also need to integrate and assimilate new operations, technologies and personnel. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to install, maintain and service our products or if new employees are unable to achieve performance levels, our business, operating results and financial condition could be materially adversely affected. As with all expanding businesses, the potential exists that growth will occur rapidly. If we are unable to effectively manage this growth, our business and operating results could suffer. Anticipated growth in future operations may place a significant strain on management systems and resources. In addition, the integration of new personnel will continue to result in some disruption to ongoing operations. The ability to effectively manage growth in a rapidly evolving market requires effective planning and management processes. We will need to continue to improve operational, financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force.

We must keep up with rapid technology change and evolving industry standards in order to be successful. Our competitors may be better positioned than we are to adapt to rapid changes in technology, and we could lose customers.

The markets for our services are characterized by rapidly changing technology and evolving industry standards. Any products or services that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. Our future success will depend, in part, on our ability to effectively identify and implement leading technologies, develop technical expertise and influence and respond to emerging industry standards and other technology changes.

All this must be accomplished in a timely and cost-effective manner. We may not be successful in effectively identifying or implementing new technologies, developing new services or enhancing our existing services in a timely fashion. Some of our competitors have a much longer operating history, more experience in making upgrades to their networks and greater financial resources than we will have. We cannot assure you that we will obtain access to new technologies as quickly or on the same terms as our competitors, or that we will be able to apply new technologies to our existing networks without incurring significant costs or at all. In addition, responding to demand for new technologies would require us to increase our capital expenditures, which may require additional financing in order to fund. Further, our   competitors, in particular the larger incumbent agencies, enjoy greater economies of scale in regard to vendor relationships. As a result of those factors, we could lose customers and our financial results could be harmed. If we fail to identify and implement new technologies or services, our business, financial condition and results of operations could be materially adversely affected.

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Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations can be materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and perhaps even more so in Great Britain as a result of Brexit.  Stresses experienced by global capital markets over the last few years have resulted in continuing concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, uncertain real estate markets, increased volatility and diminished expectations for the economy. These factors, combined with any decline in business and consumer confidence may have an adverse effect on our business.

We face considerable uncertainty in the estimation of revenues, related costs of services and their subsequent settlement.

Our revenues and the related cost of sales will often be earned and incurred with the same customers who can be our vendors and suppliers simultaneously. These revenues and their related costs may be based on estimated amounts accrued for pending disputes with vendors or based on project completion. Subsequent adjustments to these estimates may occur after the bills are received/tendered for the actual costs incurred and revenues earned, and these adjustments can often be material to our future operating results. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations. Actual results can differ from estimates, and such differences could be material.

We May Acquire or Make Investments in Companies or Technologies That Could Cause Loss of Value to Our Stockholders and Disruption of Our Business.

Subject to our capital constraints, we intend to continue to explore opportunities to acquire companies or technologies in the future.  Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

●             Failure to integrate the acquired assets and/or companies with our current business;

●             The price we pay may exceed the value we eventually realize;

●             Loss of share value to our existing stockholders as a result of issuing equity securities as part or all of the purchase price;

●             Potential loss of key employees from either our current business or the acquired business;

●             Entering into markets in which we have little or no prior experience;

●             Diversion of management’s attention from other business concerns;

●             Assumption of unanticipated liabilities related to the acquired assets; and

●             The business or technologies we acquire or in which we invest may have limited operating histories, may require substantial working capital, and may be subject to many of the same risks we are.

Our Data Systems Could Fail or Their Security Could Be Compromised, and We Will Increasingly Be Handling Personal Data Requiring Our Compliance With a Variety of Regulations.

Our business operations depend on the reliability of sophisticated data systems. Any failure of these systems, or any breach of our systems’ security measures, could adversely affect our operations, at least until our data can be restored and/or the breaches remediated. We have, to a limited extent, begun to serve as a conduit for personal information to third-party credit processors, service partners and others, and it is likely we will do so more regularly. The handling of such personal information requires we comply with a variety of federal, state and industry requirements governing the use and protection of such information, including, but not limited to, FCC consumer proprietary network information regulations, FTC consumer protection regulations, and Payment Card Industry (“PCI”) data security standards and, for the Healthcare division, the requirements of the Health Insurance Portability and Accountability Act (“HIPAA”) and regulations thereunder. While we believe we have taken the steps necessary to assure compliance with all applicable regulations and have made necessary changes to our data systems, any failure of these systems or any breach of the security of these systems could adversely affect our operations and expose us to increased cost, liability for lost personal information and increased regulatory obligations.

A security incident may allow unauthorized access to our systems, networks, or data or the data of clients, harm our reputation, create additional liability, and adversely affect our financial results.

Increasingly, companies are subject to a wide variety of attacks on their systems on an ongoing basis.  In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, worms, and ransomware, employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we may also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to us, our internal systems and our clients’ systems, and the information that they store and process.  Third parties may attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information such as user names, passwords, or other information or otherwise compromise the security of our internal electronic systems, networks, and/or physical facilities in order to gain access to our data or clients’ data, which could result in significant legal and financial exposure, a loss of confidence in our security, interruptions or malfunctions in our operations, and ultimately, harm to our future business prospects and revenue.  Clients may also disclose or lose control of their API keys (functions and procedures which allow the creation of applications), secrets or passwords, or use the same or similar secrets or passwords on third parties’ systems, which could lead to unauthorized access to their accounts and data within the Company’s systems (arising from, for example, an independent third-party data security incident that compromises those API keys, secrets, or passwords).  Despite our efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks, especially where they are attributable to the behavior on independent third parties beyond our control.  In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target.  As a result, it may not be possible for us to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our systems and networks and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in systems, network or data security.

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Security breaches impacting the Company could result in a risk of loss, unavailability, or unauthorized disclosure of this information, which, in turn, could lead to litigation, governmental audits, and investigation and possible liability (including regulatory fines), damage our relationship with existing clients, and have a negative impact on our ability to attract new clients.  Furthermore, any such breach, including a breach of the systems or networks of our clients, could compromise our systems or networks, creating system disruptions or slowdowns and exploiting security vulnerability of our networks or the networks of our clients, and the information stored on our network or the networks of our clients could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm.  In addition, a breach of the security measures of one of our clients could result in the destruction, modification, or exfiltration of confidential corporation information, or other data that may provide additional avenues of attack.  These breaches, or any perceived breach, of our systems or networks or those of clients, whether or not any such breach is due to our vulnerability, may also undermine confidence in us, or our industry, and result in damage to our reputation, negative publicity and those of clients.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in client engagement, or otherwise harm our business.

There currently are a number of proposals pending before federal, state, and foreign legislative and regulatory bodies. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and applies to many of our services in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union and may impact U.S. operations as well to the extent that come under the GDPR.  The GDPR applies to any organization with an establishment in the European Union for data processing purposes, as well as those outside the European Union if they process personal data of individuals in the European Union in connection with offering them goods or services or monitoring their behavior.  The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and additional obligations on service providers (such as any third parties to whom we may transfer personal data).  Non-compliance with the GDPR can trigger fines of up to the greater of €20 million and 4% of our global revenue.  Given the breadth and depth of changes in data protection obligations, compliance has caused us to expend resources, and such expenditures are likely to continue into the future as we continue our compliance efforts and respond to new interpretations and enforcement actions.  The obligations imposed by E.U. data protection and related laws may conflict with the obligations imposed by other legal regimes, such as U.S. laws concerning government access to data.  We may incur substantial expense in complying with the new obligations to be imposed by the GDPR, and we may be required to make significant changes in our business operations and product development, all of which may adversely affect our revenues and our business overall. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services if applicable.

These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

An Interruption in the Supply of Products and Services That We Obtain From Third Parties Could Cause a Decline in Sales of Our Services.

In designing, developing and supporting our services, we rely on many third party providers. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. If our liquidity deteriorates, our vendors may tighten our credit, making it more difficult for us to obtain suppliers on terms satisfactory to us. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our services, unless and until we are able to replace the functionality provided by these products and services. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

We rely on third-party vendors for information systems. If these vendors discontinue support for our systems or fail to maintain quality in future software releases, we could sustain a negative impact on the quality of our services to customers, the development of new services and features, and the quality of information needed to manage our business.

We have agreements with vendors that provide for the development and operation of back office systems such as ordering, provisioning and billing systems. We also rely on vendors to provide the systems for monitoring the performance and condition of our network. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could materially harm our growth and our ability to monitor costs, bill customers, and provision customer orders, maintain the network and achieve operating efficiencies. Such a failure could also negatively impact our ability to retain existing customers or to attract new customers.

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Our Quarterly Operating Results are Subject to Significant Fluctuations and, As A Result, Period-To-Period Comparisons of Our Results of Operations are Not Necessarily Meaningful.

Our operating results are subject to significant fluctuations as a result of:

•	The success of our brand marketing campaigns;
•	Price competition from potential competitors;
•	The amount and timing of operating costs and capital expenditures relating to establishing the Company’s business operations;
•	The demand for and market acceptance of our products and services;
•	Changes in the mix of services sold by our competitors;
•	Timing of the RFP process.
•	The ability to meet any increased technological demands of our customers; and
•	Economic conditions specific to our industry.

Therefore, our operating results for any particular quarter may differ materially from our expectations or those of security analysts, if any, and securities traders and may not be indicative of future operating results. The failure to meet expectations may cause the price of our common stock to decline. Since we are susceptible to these fluctuations, the market price of our common stock may be volatile, which can result in significant losses for investors who purchase our common stock prior to a significant decline in our stock price.

Many of our Key Functions Are Concentrated in a Single Location, and a Natural Disaster or Act of Terrorism Could Seriously Impact Our Ability to Operate.

Our IT systems, production, inventory control systems, executive offices and finance/accounting functions, among others, are centralized in our Los Angeles, California facility. A natural disaster, such as a tornado, could seriously disrupt our ability to continue or resume normal operations for some period of time.  Similarly, an act of terrorism could disrupt our facility.  While we have certain business continuity plans in place, no assurances can be given as to how quickly we would be able to resume operations and how long it may take to return to normal operations. We may experience business interruptions and could incur substantial losses beyond what may be covered by applicable insurance policies, and may experience a loss of customers, vendors and employees during the recovery period.

Risks Relating to Our Common Stock

Even if an active public market for our securities develops, it is not possible to predict the extent, liquidity and duration of any public trading market for our shares.

The size and nature of the trading market for our securities have been sporadic and subject to fluctuations.  As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of the Company’s Common Stock. There can be no assurance that a more active market for the Company’s Common Stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of our Common Stock, and has had a material adverse effect on the market price of the Company’s Common Stock and on our ability to raise additional capital.

The ability of any such market to provide liquidity for the holders of such shares and to establish a reasonable and rational pricing mechanism, will likely depend on many variables.  These may include general economic conditions, public evaluation of our business model, our revenues, earnings and growth potential, the reputation of our management, the general state of the U.S. media industry, the impact of competition and regulation, and the like.

Limitation of Liability and Indemnification of Officers and Directors

Our officers and directors are required to exercise good faith and high integrity in the management of our affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no personal liability to us or our stockholders for damages for any breach of duty owed to us or our stockholders, unless they breached their duty of loyalty, did not act in good faith, knowingly violated a law, or received an improper personal benefit.  Our Articles of Incorporation and By-Laws also provide for the indemnification by us of our officers and directors against any losses or liabilities they may incur by reason of their serving in such capacities, provided that they do not breach their duty of loyalty, act in good faith, do not knowingly violate a law, and do not received an improper personal benefit. Additionally, we have entered into individual  Indemnification Agreements with our directors and officers to implement with more specificity the indemnification provisions provided by the Company’s By-Laws and provide, among other things, that to the fullest extent permitted by applicable law, the Company will indemnify such director or officer against any and all losses, expenses and liabilities arising out of such director’s or officer’s service as a director or officer of the Company, as the case may be. The Indemnification Agreements also contain detailed provisions concerning expense advancement and reimbursement.  Moreover, the Consulting Agreement with SAB Management, LLC. (for Andrew Bressman’s services) requires the Company to indemnify Mr. Bressman and SAB Management, LLC.

In so far as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the above provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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Resale of Shares Could Adversely Affect the Market Price of Our Common Stock and Our Ability to Raise Additional Equity Capital

If our stockholders sell substantial amounts of our common stock in the public market, including shares issuable upon the effectiveness of a registration statement, upon the expiration of any statutory holding period under Rule 144, any lock-up agreement or shares issued upon the exercise of outstanding options, warrants or restricted stock awards, it could create a circumstance commonly  referred to as an “overhang” and, in anticipation of which, the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In general, a non-affiliated person who has held restricted shares for a period of six months, under Rule 144, may sell into the market our common stock all of their shares, subject to the Company being current in its periodic reports filed with the SEC. An affiliate may sell an amount equal to the greater of 1% of the outstanding 228,169,348 shares as of June 30, 2019 or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once every three months, and any of the restricted shares may be sold by a non-affiliate without any restrictions after they have been held one year.

Articles of Incorporation Grants the Board of Directors the Power to Designate and Issue Additional Shares of Preferred Stock.

Our Articles of Incorporation grants our Board of Directors authority to, without any action by our stockholders, designate and issue, from our authorized capital, shares in such classes or series as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of preferred stock that may be issued could be superior to the rights of the common stock offered hereby. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the shares of common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of our stockholders and may dilute our book value.

Limited Market Due To Penny Stock Related to Our Capital Structure.

Until such time, if ever, that our common stock is listed on a National Securities Exchange, it is considered a penny stock. The SEC has adopted a number of rules to regulate penny stocks. These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Exchange Act. Because our securities probably constitute penny stock within the meaning of the rules, the rules would apply to our securities and us. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include: control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; “boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Furthermore, the penny stock designation may adversely affect the development of any public market for our shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in penny stock is suitable for customers. Penny stocks are securities (i) with a price of less than five dollars ($5.00) per share; (ii) that are not traded on a “recognized” national exchange; and (iii) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years. Section 15(g) of the Exchange Act and Rule 15g-2 of the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock. Rule 15g-9 of the SEC requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.

This procedure requires the broker-dealer to (i) obtain from the investor information concerning his financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company’s stockholders to resell their shares to third parties or to otherwise dispose of them.

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We do not anticipate paying cash dividends on our Common Stock, and accordingly, shareholders must rely on stock appreciation for any return on their investment.

We have not declared or paid any cash dividends on our Common Stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our Common Stock will depend upon any future appreciation in their value. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Sarbanes-Oxley and Federal Securities Laws Reporting Requirements Can Be Expensive

As a public reporting company, we are subject to the Sarbanes-Oxley Act of 2002, as well as the information and reporting requirements of the Exchange Act and other federal securities laws. The costs of compliance with the Sarbanes-Oxley Act and of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, and furnishing audited reports to stockholders, are significant and may increase in the future.  Our securities registration with the SEC was revoked in June 2018, as a result of our failure to file with the SEC required periodic reports since the filing of its Form 10-K in August 2016.  Upon the effectiveness of this registration statement, our securities will be registered with the SEC once again.  However, there can be no assurance we will be able to report on a timely basis in the future.  Any subsequent revocation will be expected to have an adverse effect on the market price of our securities.

The trading price of our Common Stock has been and may be volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our Common Stock has been and is likely to be highly volatile and could fluctuate in response to factors such as:

●             actual or anticipated variations in our operating results;

●             announcements of developments by us or our competitors;

●             regulatory actions regarding our services;

●             announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●             additions or departures of key personnel;

●             introduction of new products by us or our competitors;

●             adoption of new accounting standards affecting our industry;

●             sales of our Common Stock or other securities in the open market; and

●             other events or factors, many of which are beyond our control.

The stock market is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against such a company.

Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

Insiders will continue to have substantial control over the Company, which could delay or prevent a change in corporate control or result in the entrenchment of management or our board of directors.

As of June 30, 2019, Peter Coates, together with any affiliates and related persons, beneficially owns approximately 118,543,580 shares (24.0%) of our common stock on an as-converted, fully diluted basis of his Preferred Stock.  Geoffrey Noel Bond beneficially owns 39,600,000 shares (8.0%) of our common stock on an as-converted, fully diluted basis of his Preferred Stock.  The New York County District Attorney, as designee for the shares previously owned by Robert DePalo, beneficially owned, in the aggregate, approximately 41,885,408 (18.4%) (approximately 8.5% of voting securities) shares of our 228,169,348 outstanding shares of common stock.  As a result, Mr. Coates may have the ability to influence the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.  Mr. Coates and affiliates may have the ability to influence the management and affairs of the Company in the foreseeable future.  The foregoing could have the effect of:

●             delaying, deferring or preventing a change in control;

●             entrenching or changing our management or our Board of Directors;

●             impeding a merger, consolidation, takeover or other potential transaction affecting our business or the control of our Company.

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Risks Related to Capital Structure

Because we went public as a “reverse merger,” we may not be able to attract the attention of brokerage firms.

Our 2015 Subsidiary Merger may be characterized as a “reverse merger.” Accordingly, additional risks may exist as a result of such characterization. For example, securities analysts of brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

Applicable regulatory requirements may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of its business and its ability to obtain or retain listing of our Common Stock.

We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of related rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of Common Stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

Provisions of our charter, bylaws, and Nevada law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our Articles of Incorporation and Bylaws that are in effect could discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock. Shareholders who wish to participate in these transactions may not have the opportunity to do so.

Furthermore, these provisions could prevent or frustrate attempts by our shareholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;
•	authorize our board of directors to issue without shareholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;
•	establish advance notice requirements for shareholder nominations to our board of directors or for shareholder proposals that can be acted on at shareholder meetings;
•	authorize the Board of Directors to amend the By-laws;
•	limit who may call shareholder meetings; and
•	require the approval of the holders of a majority of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our certificate of incorporation.

Section 78.438 of the NRS prohibits a publicly held Nevada corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last two years has owned 10% of voting stock, for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, or falls within certain exemptions under the NRS.  As a result of these provisions in our charter documents under Nevada law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus include “forward-looking statements” based on our management’s beliefs and assumptions, and on information currently available to us. All statements other than statements of historical facts are forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or operating results, performances or achievements expressed or implied by the forward-looking statements not to occur or be realized.  Statements regarding future events, developments, the Company’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and management’s expectations, beliefs, intentions, plans or projections relating to the future and some of these statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “seeks,” “future,” “continue,” “contemplate,” “would,” “will,” “may,” “should,” and the negative or other variations of those terms or comparable terminology or by discussion of strategy, plans, opportunities or intentions. As a result, actual results, performance or achievements may vary materially from those anticipated by the forward-looking statements. These statements include, among others: statements concerning the benefits that we expect will result from our business activities and results of operation that we contemplate or have completed, such as increased revenues; and

statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

Among the factors that could cause actual results, performance or achievements to differ materially from those indicated by such forward-looking statements are:

●        our ability to raise additional funds;

●        our ability to integrate and merge the combined operations of our acquired companies;

●        our ability to complete the acquisition of YellowHammer and/or any other acquisition, and effectively integrate the entities;

●        our ability to operate profitably;

●        our ability to implement our business strategies and future plans of operations;

●        expectations regarding the size of our market;

●        our expectation regarding the future market demand for our services;

●        compliance with applicable laws and regulatory changes;

●        our ability to identify, attract and retain qualified personnel and the loss of key personnel;

●        general economic conditions in the United States and England, as well as the economic conditions affecting the media industry in which we operate;

●        maintaining our intellectual property rights and litigation involving intellectual property rights;

●        our ability to anticipate and adapt to a developing market(s) and to technological changes; acceptance by customers of any new products and services;

●        a competitive environment characterized by numerous, well-established and well-capitalized competitors;

●        the ability to develop and upgrade our technology and information systems; and

●        our ability to provide superior customer service.

Because forward-looking statements are subject to assumptions and uncertainties, actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date such statements are made. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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MARKET FOR REGISTRANTS COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted through various over-the-counter quotation systems at various times since its inception. Our common stock is currently listed for quotation on the OTC Markets Group Inc. (PINK) under the symbol “MTWO”, but there are no quotes for our common stock. The liquidity of our shares on the OTC Markets Group is limited, and prices quoted may not be a reliable indication of the value of our common stock. The quotations do not reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. We have applied for a listing on the _______________ market however there is no assurance our application will be approved.

The following table sets forth the range of reported high and low closing bid quotations for our common stock for the fiscal quarters indicated as reported by the OTC Markets Group or the OTC BB, as applicable. The quotations reflect inter-dealer prices, without retail mark-up, mark-down commission and may not represent actual transactions.

SYMBOL	TIME PERIOD	LOW	HIGH
MTWO	April 1 - June 30, 2019	No quotes	No quotes
	January 1 - March 31, 2019	No quotes	No quotes

	October 1- December 31, 2018	No quotes	No quotes
	July 1- September 30, 2018	No quotes	No quotes
	April 1- June 30, 2018	No quotes	No quotes
	January 1- March 31, 2018	$0.10	$0.13

	October 1- December 31, 2017	$0.12	$0.95
	July 1- September 30, 2017	$0.12	$0.12
	April 1- June 30, 2017	$0.12	$0.28
	January 1- March 31, 2017	$0.12	$0.28

As of July 15, 2019, 228,169,348 shares of Common Stock were issued and outstanding which were held of record by approximately 400 stockholders. As of June 30, 2019, 720,000 shares of non-convertible Class A Preferred Stock were issued and outstanding which were held of record by, we believe, an estimated 40 beneficial shareholders; 2,495,000 shares of Series B Preferred Stock convertible into approximately 8,910,715 shares of Common Stock were issued and outstanding which were held of record by 16 shareholders; 911,149 shares of Series C Preferred Stock convertible into 182,229,800 shares of Common Stock were held of record by approximately 43 different shareholders, and 1,906,500 shares of Series D Preferred Stock convertible into 76,260,000 shares of Common Stock were held of record by 33 different shareholders.

Dividends

The Company has not paid any cash dividends on its stock. Dividends may not be paid on the common stock while there are accrued but unpaid dividends on the Class A Preferred Stock, which bears a 9% cumulative dividend. Payments must come from funds legally available for dividend payments. Is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business and not pay dividends on the common stock.

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USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock that we are offering to be approximately $[__________], assuming gross proceeds of $20,000,000 at a public offering price of $_____ per share, after deduction of Underwriters’ fees and estimated offering expenses of approximately $_______ payable by us, assuming the Underwriters do not excuse their over-allotment option.

We intend to use the net proceeds from this offering as estimated for the following purposes:

•	$3,500,000 to finance the acquisition and the operations of YellowHammer; approximately $2,000,000 to extinguish existing debt of the Company and its subsidiaries; approximately $5,500,000 for potential acquisitions that complement or augment our business - see “Business - Proposed Acquisition” for information concerning YellowHammer;

•	the remaining net proceeds will be used by us for general corporate purposes including research and development, general and administrative expenses, compensation, including bonuses, capital expenditure and the potential acquisition or investment in products which complement our business and the balance for working capital.

The allocation of net proceeds to the Company from this Offering set forth above represents the Company’s current intentions. This allocation is based upon our present plans, and certain assumptions regarding current economic and industry conditions and the Company’s future prospects. The amounts and timing of our actual business expenditures will depend on numerous factors, including market conditions, business developments and opportunities and related rate of growth, sales and marketing activities and competition. Accordingly, management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of management regarding the application of the proceeds from this Offering. We may find it necessary or advisable to us portions of the proceeds from this Offering for other purposes. From time to time, we evaluate these proposes and other factors and we anticipate continuing to make such evaluations to determine the existing allocations of resources, including the proceeds of this Offering, are being optimized.

Pending use of the net proceeds from this offering, we may invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and our capitalization as of June 30, 2018, the sale of the common stock offered hereby and the use of proceeds, as described under “Use of Proceeds” above.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

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	As of
	June 30, 2018

	Actual (1)	As Adjusted (2)

Cash and cash equivalents	$2,096,000

Stockholder’s equity:

Preferred stock, $0.20 par value: 15,000,000 shares authorized

4,716,399 shares issued and outstanding as of June 30, 2018 and
as adjusted	$943,000	$943,000

Common stock, ($0.001 par value): 600,000,000 shares authorized; 228,169,348 shares issued and outstanding as of March 31, 2019 and ____________,
as adjusted.	228,000 (1)

Additional paid-in-capital	187,168,000

Stock payable	443,000	443,000

Accumulated deficit	(149,584,000)	(149,584,000)

Other Comprehensive Loss	(96,000)	(96,000)

Total stockholder’s equity	9,294,000

Total liabilities and stockholder’s equity	45,137,000

_________

(1) Does not include as of July 15, 2019: (i) options to purchase an aggregate of 41,612,500 shares of common stock; (ii) warrants to purchase an aggregate of 85,985,000  shares of common stock, and (iii), 26,000,000 shares issuable upon conversion of outstanding loans.

(2) Assumes that [●] shares of our common stock are sold in the offering at an assumed price of $__________ per share and that the net proceeds therefrom are approximately $_______ after deducting Underwriters’ commission.  If the Underwriters’ overallotment option is increased in full, the net proceeds will increase to approximately $______________.

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DILUTION

If you invest in the common stock offered by this prospectus, your interest in the common stock offered hereunder may be diluted to the extent of the difference between the price you pay for each share of common stock and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value deficit as of June 30, 2018 was $13,647,000 or $(0.06) per share of our common stock. Net tangible book value deficit per share is equal to our total tangible assets $8,635,000 minus total liabilities ($22,282,000), all divided by 228,169,348 shares of common stock outstanding as of June 30, 2018.

Assuming that we issue an aggregate of shares of common stock at a price of $______ per common share, after deducting the commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2018 would have been approximately ($_______ million), or ($_____) per share of our common stock.  This calculation excludes the proceeds, if any, from the exercise of the Underwriters’ overallotment option issued in this offering. This amount represents an immediate increase in net tangible book value of $_______ per share to our existing stockholders and an immediate dilution in net tangible book value of $______ per share to new investors in this offering.

We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the offering price per share of our common stock. The following table illustrates the per share dilution to investors purchasing securities in the offering:

		Pro Forma(1)		As Adjusted (2)
Assumed public offering price per share of common stock			$
Net tangible book value (deficit) per share as of June 30, 2018		$(0.06)
Increase in pro forma net tangible book value per share attributable to new investors in common stock purchased at closing.	$
Pro forma as adjusted net tangible book value per share as of June 30, 2018 after giving effect to this offering			$
Dilution in net tangible book value per share to new investors			$

This table does not take into account further dilution to new investors that could occur upon exercise of outstanding options and warrants having a per share exercise price less than the public offering price per share in this offering. To the extent that outstanding options or warrants are exercised, or restricted stock units vest and settle, investors purchasing our common stock will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The amounts above are based on 228,169,348 shares of common stock outstanding as of March 31, 2019, which excludes as of this date:

●

41,612,500 shares of common stock issuable upon the exercise of outstanding non-plan stock options and stock options under our 2015 Employee, Director and Consultant Equity Incentive Plan, having a weighted average exercise price of $.05 per share;

●	85,985,000 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $.08 per share;
●	26,000,000 shares of common stock issuable upon conversions of outstanding promissory notes and other obligations.
●

2,495,000 shares of Series B Preferred Stock convertible into approximately 8,910,715 shares of common stock at $0.28 per share; 911,149 shares of Series C Preferred Stock convertible into approximately 182,229,800 shares of Common Stock at $0.05 per share; and 1,906,500 shares of Series D Preferred Stock convertible into approximately 76,260,000 shares of Common Stock at $0.25 per share.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion together with “Selected consolidated financial and operating data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk factors,” “Cautionary Notice Regarding Forward looking Statements” and elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts and property and equipment valuation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition: Revenue under existing fixed-price contracts is recognized using the percentage-of-completion method, measured by the cost-to-cost method. If an arrangement involves multiple deliverables, the delivered items are considered separate units of accounting if the items have value on a stand-alone basis. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Troika accounts for contracts with customers using the percentage of completion method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605 Revenue Recognition ("ASC 605"). Under ASC 605, Troika records revenues and expenses as a contracted project progresses, and based on the percentage of costs incurred to date compared to the total estimated costs of the contract. Billings in excess of costs generated under the percentage-of-completion method are recorded as deferred revenue until the revenue recognition criteria are met and costs in excess of billings generated under the percentage-of-completion method are recorded as an asset on the balance sheet.

Mission UK revenue is recognized to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. Revenue is measured as the fair value of the consideration received or receivable, excluding discounts, rebates, value added tax and other sales taxes. Revenue from a contract to provide services is recognized in the period in which the services are provided in accordance with the stage of completion of the contract when all of the following conditions are satisfied: the amount of revenue can be measured reliably; it is probable that the group will receive the consideration due under the contract; the stage of completion of the contract at the end of the reporting period can be measured reliably; and the costs incurred and the costs to complete the contract can be measured reliably.

Accounts receivable: Our accounts receivable are amounts due from our clients. The Company accounts for unbilled revenue using the percentage-of-completion accounting method for revenue recognized and the customer has not been invoiced due to the terms of the contract or the timing of the account invoicing cycle.

For those clients to whom we extend credit, we perform periodic evaluations of accounts receivable and maintain allowances for potential credit losses as deemed necessary.

The Company periodically reviews the outstanding accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. When a customer’s account is deemed to be uncollectible the outstanding balance is charged to the allowance for doubtful accounts.  As of March 31, 2019 and June 30, 2018, the Company had $417,000 and $273,000 in allowance for doubtful accounts, respectively.

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Furniture and Equipment, Net: Furniture and equipment are stated at cost less accumulated depreciation and amortization. Furniture and equipment consist of furniture and computer equipment. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Maintenance and repairs are charged to expense as incurred.  Expenditures that increase the value or productive capacity of assets are capitalized.  When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the statements of income in the period realized.

Goodwill and Intangible Assets: As a result of acquisitions, the Company recorded goodwill and identifiable intangible assets as part of its allocation of the purchase consideration.

Income taxes: The Company accounts for its income taxes in accordance with Income Taxes Topic of the FASB ASC 740, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock-based compensation: The Company provides compensation costs for our stock option plans determined in accordance with the fair value based method to estimate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provide for expense recognition over the service period, if any, of the stock option.

RESULTS OF OPERATIONS

Year ended June 30, 2018 compared to year ended June 30, 2017

Given that the acquisition of Troika Design Group, Inc. by the Company was June 14, 2017, the results of operations for the year ended June 30, 2017 only reflects two weeks of operations.  Consequently it was determined by management that the financials were not comparable and refrained from submitting an analysis as it was considered non-material.

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RELATED PARTY TRANSACTIONS

Daniel Jankowski Loan to the Company:

On December 19, 2018, Daniel Jankowski (“Lender”) made a loan to the Company in the amount of $1,300,000.00 (“Loan”).  The Loan had a maturity date of June 15, 2019 (provided the maturity date may be extended an additional 6 month period on a rolling basis) and carried an interest rate of 5% per annum. As additional consideration for the Loan, the Lender, or his designee, was granted $.05 five year warrants to purchase 1,000,000 shares of the common stock of the Company.  As of the date hereof, the Company and the Lender are in negotiations to finalize the conversion of the Loan into equity of the Company which will result in the Lender, or its designee, receiving approximately 26,000,000 shares of the common stock of the Company and the Company will pay the accrued interest in cash to the Lender. Subsequent to the Loan, Mr. Jankowski was appointed to the Board of the Company.

Daniel Jankowski and Tom Ochocki Loan to Mission Media Limited:

On January 27, 2019, Daniel Jankowski and Tom Ochocki (collectively the “Lenders”) entered into a facility agreement with Mission Media Limited (“MML”) in order to provide certain funds allowing MML to exit administration in the United Kingdom.  Mr. Ochocki, as primary lender, provided MML up to 1,594,211 GBP ($1,997,690) and Mr. Jankowski provided up to 992,895 GBP ($1,244,190). Mr. Ochocki was a member of the Board of the Company and subsequent to the loan, Mr. Jankowski was appointed to the Board.  Both Lenders were appointed to the Board of MML.  See also Certain Relationships and Related Person Transactions - Union Investment Management.

LIQUIDITY & CAPITAL RESOURCES

In June 2018, management completed the acquisition of Mission. Management believes the synergies between the Company and Mission will create the ability to support a positive cash flow from operations.

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The Company sold 706,509 shares of Series C Preferred Stock at $10.00 per share for $7,065,090, exclusive of offering costs during the year ended June 30, 2017 and 156,390 shares of Series C Preferred Stock for $1,563,900 exclusive of offering costs during the year ended June 30, 2018.  Each share of Series C Preferred Stock is convertible into 200 shares of common stock, at $0.05 per share.

During the nine months ended March 31, 2019, the Company sold: 30,000 shares of Series C Preferred Stock at $10.00 per share for gross proceeds of $300,000; and 1,107,500 shares of Series D Preferred Stock at $10.00 per share for $6,076,000 as well as $5,000,000 advanced prior to June 30, 2018.  Each share of Series D Preferred Stock is convertible into 40 shares of common stock at $0.25 per share.

Management's plans to achieve profitability are as follows:

●        Increase Troika’s footprint in a major media markets, such as NY and London through Mission’s operations.

●        Further the Company’s integration and business development strategy through the proposed acquisition of YellowHammer and increase revenues from existing customers.

●        Save costs in overhead through reduced headcount due to synergies achieved with Mission and potentially with YellowHammer.

●        Expand consulting services with existing Mission and Troika clients

●        Increase Mission business development from Troika’s existing clientele

●        Consolidated 2019 forecast of all entities with YellowHammer is forecasted to achieve over $1,600,000 in adjusted EBITDA after synergies.

Based on current management plans, the Company believes that the current cash on hand, anticipated cash from operations and proceeds from equity financing is sufficient to conduct planned operations for one year from the issuance of the financial statements.

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Contractual Obligations

We have operating lease commitments and the following table summarizes these commitments at June 30, 2018:

Twelve Month Period Ending June 30,	Amount
2018	$2,326,000
2019	2,393,000
2020	2,439,000
2021	2,373,000
Thereafter	6,104,000
$15,635,000

FORWARD-LOOKING STATEMENTS

This report contains or incorporates forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. Statements regarding future events, developments, the Company's future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and management’s expectations, beliefs, intentions, plans or projections relating to the future and some of these statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “seeks,” “future,” “continue,” “contemplate,” “would,” “will,” “may,” “should,” and the negative or other variations of those terms or comparable terminology or by discussion of strategy, plans, opportunities or intentions. As a result, actual results, performance or achievements may vary materially from those anticipated by the forward-looking statements. These statements include, among others:

•	statements concerning the benefits that we expect will result from our business activities and results of operation that we contemplate or have completed, such as increased revenues; and

•	statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

Among the factors that could cause actual results, performance or achievements to differ materially from those indicated by such forward-looking statements are:

●	the Company’s successful implementation of new products and services (either generally or with specific key customers);

●	the Company’s ability to satisfy the contractual terms of key customer contracts;

●	the risk that we will not achieve the strategic benefits of the acquisition of Mission and proposed acquisition of Yellowhammer;

●	the Company's ability to successfully compete against competitors offering similar products and services;

●	the ability to obtain adequate financing in the future;

●	the Company’s ability to establish and maintain strategic relationships, including the risk that key customer contracts may be terminated before their full term;

●	general economic and business conditions;

●	our ability to attract and retain qualified personnel;

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●	maintaining our intellectual property rights and litigation involving intellectual property rights;

●	legislative, regulatory and economic developments;

● ·	risks related to third-party suppliers and our ability to obtain, use or successfully integrate third-party licensed technology;

●	breach of our security by third parties; and

●	those other factors discussed in “Risk Factors” in our periodic filings with the Securities and Exchange Commission (the “SEC”).

Because forward-looking statements are subject to assumptions and uncertainties, actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date such statements are made. Except to the extent required by applicable law or regulation,  we undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, primarily changes in U.S. and LIBOR interest rates and risk from potential changes in the U.S./United Kingdom currency exchange rates as they relate to our services and purchases for our EU customers.

Foreign exchange gain / (loss)

Transactions denominated in a foreign currency give rise to a gain (loss) which is included in selling, general and administrative expenses in the consolidated statement of comprehensive loss.  For the years ended June 30, 2018 and 2017, transaction losses were not material.

The consolidated financial statements of the Company are presented in U.S. dollars. The functional currency for the Company is U.S. dollars. Transactions in currencies other than the functional currency are recorded using the appropriate exchange rate at the time of the transaction. All of the Company’s continuing operations are conducted in U.S. dollars. The Company owns an operating subsidiary in the United Kingdom. Accounting records of the United Kingdom operations are maintained in the local currency and re-measured to the functional currency as follows: monetary assets and liabilities are converted using the balance sheet period-end date exchange rate, while the non-monetary assets and liabilities are converted using the historical exchange rate. Expenses and income items are converted using the weighted average exchange rates for the reporting period. Foreign transaction gains and losses are reported on the consolidated statement of operations and were included in the amount of loss from discontinued operations.

Translation of Financial Results

Because we translate a portion of our financial results from UK Pounds to U.S. dollars, fluctuations in the value of the currency directly effect on our reported consolidated results.  We do not hedge against the possible impact of this risk.  A ten percent adverse change in the foreign currency exchange rate would not have a significant impact on our consolidated results of operations or financial position.

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BUSINESS

General Development of Businesses

Troika Media Group, Inc. (f/k/a M2 nGage Group, Inc. and f/k/a Roomlinx, Inc., hereinafter the “Company”) was formed in 2003 under the laws of the State of Nevada.  On June 12, 2017, the Company entered into and completed a Merger Agreement with Troika Design Group, Inc. (“Troika Merger”).  Troika Design Group, Inc. is a strategic brand consultancy with deep expertise in entertainment media, sports, consumer goods and service brands. Prior to the Troika Merger, on October 24, 2016, the Company’s secured lenders took control of all of the equity interests, assets and liabilities of two of the Company’s subsidiaries: M2 nGage Communications Inc., and M2 nGage Inc., and certain operating subsidiaries of the Company also ceased operations. See Business - “Discontinued Operations” below.

On June 29, 2018, the Company acquired all the capital stock (the “Mission Acquisition”) of Mission Culture LLC and Mission Media Holdings Limited (collectively, “Mission”). Mission is a London-headquartered brand experience and communications agency that specializes in consumer immersion through a cultural lens, via live experiences, brand partnerships, public relations, and social and influencer engagement.  Mission was founded in London in 2003 and began its North American operations in 2009.

On June 11, 2019, the Company entered into a non-binding Letter of Intent, as amended, with YellowHammer Media Group, Inc. (“YellowHammer”) to purchase the company and all of its operating subsidiaries worldwide.  YellowHammer is a leader in digital media marketing, including digital programmatic buying strategy.  Completion of the YellowHammer acquisition is subject to satisfactory completion of due diligence by both parties; negotiation and entering a definitive purchase agreement; Board of Directors approval of both parties; YellowHammer shareholder approval; satisfactory audit of YellowHammer financial statements; negotiation and execution of employment agreements for key personnel of YellowHammer, the proceeds of this offering, third party consents and customary closing conditions.  We cannot assure you that we will consummate the YellowHammer acquisition on favorable terms IF at all. We have allocated a portion of the proceeds of this Offering to acquire YellowHammer as disclosed under the Use of Proceeds.  See “Proposed Acquisition” below.

Overview

Our newly combined company, to be renamed Troika/Mission Group (TMG) offers clients innovative solutions for driving business performance through consumer experience across all brand touchpoints. Mission’s transatlantic presence in both the United Kingdom and New York enhances Los Angeles based Troika’s existing suite of branding, digital marketing and performance media services, and greatly expands its base and regional reach. TMG focuses on branding. digital marketing and performance media services, using actionable intelligence across all broadcast digital media and live experiences.

The Company’s operations are based in New York with fully staffed offices in Los Angeles and London, allows the team of approximately 200 employees to directly service clients globally. The strategy to accelerate growth will be to offer expanded services to the current roster of global brands, making the Company more competitive in attracting new clients.

The Company’s strategy is to create an agile comprehensive communications agency that brings together the very best experienced senior executives in every discipline that we offer to our clients. Management believes, based on their experience, that culturally connected, personality-led, one-to-one brand and product efforts are the best way to secure clients and motivate sales. Management believes that by taking its brand, culture, and advertising credentials, coupled with expertise in design, creating experiences, public relations, and digital communications, it will be able to build a fast, agile and accountable business model. The Company will also continue to develop intellectual property in its work and in the businesses that it seeks to acquire.

Troika Media Group

In 2017, Troika launched Troika Digital whose performance marketing capabilities will allow the Company to measure key performance indicators, thus allowing clients the opportunity to track return on investment in a way not seen in brand and experience marketing, resulting in actionable intelligence. The new combined entity creates a complementary group that is truly unequaled and talented, taking Troika’s best in class branding and digital work and uniting it with Mission’s vast credentials in experience, culture, marketing, and public relations.

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The Company has the capacity to expand services to provide complete holistic solutions for its clients. The comprehensive offering meets the full needs of clients by providing then with a single agency that can serve all of their communication needs.

Rebranding

The Company changed its name to Troika Media Group, Inc., following the Troika Merger to continue to develop the already strong Troika name and reputation in the media and design space. The names of the Company’s operating subsidiaries were also changed to reflect the new branding of the entire Company. The Company intends to further change its name to Troika/Mission Group (TMG) to reflect the current operations of the Company. We believe that this streamlined branding will allow for better name recognition, as well as helping cross-sell our various services to our existing customers.

Through its subsidiaries, Troika Media Group, Inc. provides the following services:

●        Media Services and Analytics Platform

o    Digital Marketing, Data Analytics and Reporting

o    Media Content for events and hospitality customers

o    Sponsorship partnerships and advertising opportunities.

o    Expert in Analytics and Big Data; reputation for technology, innovation and affordability

o    Strategic media buying and planning

●        Design and Branding

o    Market Research and Insights

o    Brand Strategy

o    360 Brand Design

o    Advertising Creative and Sponsorship Integration

o    Design, Animation and Post Production Studio

o    Live-Action Production LLC

o    Brand Experience and Fan Engagement

o    Content Creation

o    Sonic Branding and Original Music

Business Strategy

We continue to execute on all aspects of our business, including our digital technology and media business serving the sports, entertainment and convention center market. We have found that truly successful businesses find ways of taking fixed assets and generating multiple revenue opportunities over those fixed assets, preferably on a contractual monthly recurring revenue or retainer model, thereby improving profitability.  The Troika brand brings media and design expertise and experience with a proven track record of success in major brand identity and development projects boasting some of the premier names in the sports and entertainment industries.

We consider our digital technology and media services to be our high growth business. The Troika brand gives the Company in-house, design, content inventory, research and branding services allowing us to bring a suite of engagement services to our clients and making us a “one stop” shop for digital media needs. The new strategic design for the Company combines brand, marketing and fan engagement services provided by Troika with a mobile connectivity and advertising platform provided by Troika Services. Together, they offer solutions for engaging audiences and fans through various channels.

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Troika’s operating subsidiaries are organized into three primary business units: (1) design and brand identity; (2) media content/data analytics and advertising; and (3) platform and intellectual property development, all of which together provide a comprehensive solution for business and media partners.

Market Opportunity

We seek to capitalize on the convergence of wireless, broadband, and content-based service models. Today every brand needs engaged audiences and loyal fans. Building an exciting brand experience is key to maintaining fan loyalty and engagement. Media has been democratized and audiences are becoming ever more fragmented. As a result, brands now struggle to connect with consumers. We are scaling the business by expanding into new verticals, bringing entertainment media category expertise to brands that need to engage consumers on their terms, as audiences and fans. Moreover, growth in new applications in wireless services and multimedia services, increasing demand for high quality mobile and high definition video entertainment services, drive the underlying demand for our branding and analytics services. It is widely accepted that existing networks and technologies cannot fulfill this demand.

The following statistics foretell the expanding market we seek to service:

•

Global internet users = 3.4 billion people in 2016 with 10% annual growth is over 50% of the population in 2018 (Internet Trends 2017 - Code Conference, Mary Meeker, May 31, 2017, Kleiner Perkins Conference, hereinafter referred to as “Kleiner Perkins Report”).

•	4 Hours and 7 Minutes: According to Digital Trends - Average time spent by users on smartphones daily other than talking.

•	Digital media use is between 49% and 42% for ages 18-49 (Internet Trends 2017 - Code Conference - Mary Meeker May 31, 2017 Kleiner Perkins Conference, hereinafter referred to as Kleiner Perkins Report ).

•	According to Forbes, people in the U.S. check their Facebook, Twitter, and other social media accounts a staggering 17 times a day, meaning at least once an hour.

•	Nielsen Company report reveals that adults in the U.S. devoted approximately 10 hours and 39 minutes each day consuming media during the fourth quarter of 2018.

 Although our current results demonstrate the success of our initial efforts, general economic conditions, and market uncertainty may still negatively affect our financial results in future periods.  We anticipate that the rate of branding and experiential activities will become more predictable however may vary from quarter to quarter.  Consequently, if anticipated business in any quarter do not occur when expected, expenses and resource levels could be disproportionately high, and our operating results for that quarter and future quarters may be adversely affected.  Further, given the lag between the incurrence of expenses in connection with branding and experiential services, we anticipate that, while we will see organic growth that positions us for future profitability, our costs of sales and other operating expenses may exceed our revenues in the near term.  We have incurred operating losses since our inception.

We continue to execute on all aspects of our business, including our digital technology and media business serving the sports, entertainment and convention center market. We have found that truly successful businesses find ways of taking fixed assets and generating multiple revenue opportunities over those fixed assets, preferably on a contractual monthly recurring revenue or retainer model, thereby improving profitability.  The Troika brand brings media and design expertise and experience with a proven track record of success in major brand identity and development projects boasting some of the premier names in the sports and entertainment industries.

Troika’s operating subsidiaries are organized into three primary business units: (1) design and brand identity; (2) media content/data analytics and advertising; and (3) platform and intellectual property development, all of which together provide a comprehensive solution for business and media partners.

The Company’s Mission subsidiary is a transatlantic brand experience and communications agency that specializes in brand strategy, communications and experiential marketing. It provides services such as brand fundamentals development, brand voice and personality development, marketing strategy, public relations, crisis management, physical and digital experiential. London and New York-based Mission was founded in 2003 in London England. In 2009, Mission opened a second office in New York.

Mission has a three-pronged business strategy:  (1) Mission provides project-based marketing, experience, public relations, and digital media services; (2) Mission provides ongoing, retained public relations services; and (3) Mission has several independent projects it classifies as “ventures” being select businesses in which Mission provides marketing, public relations, and experience services in exchange for an equity stake in the respective businesses.

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The Company generates revenue through:

●        Media Services and Analytics Platform

o    Digital Marketing, Data Analytics & Reporting Services

o    Strategic media buying and planning

●        Design and Branding

o    Brand Strategy Services

o    360 Brand Design

o    Advertising Creative & Sponsorship Integration

o    Brand Experience

o    Content Creation

OUR COMPETITIVE ADVANTAGE

•	Industry Leading Management - Assembled management expertise across all agency disciplines and offerings consisting of established industry leaders.
•	Integrated Services - Integrated Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Design, Production, Content, Event Marketing, Public Relations, Partnerships and Social Media.
•	Category Experience - Entertainment Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Tech, Leisure Entertainment.
•	Results Driven - We are revolutionizing how brands drive customer engagement, conversion, loyalty and lifetime value though integrated branding, advertising and performance optimization.
•	One Stop - Integrated, full-service solution with our vast talent, skills and experience, provides client the confidence in having one agency handling all or the majority of their campaigns and projects.

MARKET OPPORTUNITY

•	Ad Spend Shifting to Digital
•	Digital media use is between 49% and 42% for ages 18-49 (Kleiner Perkins Report)
•

Digital advertising is expected to grow at more than double the pace of the overall U.S. ad industry through at least 2020, as added investments continue to flow to mobile, social and video formats, while focus on print ad spending such as newspaper and magazine ads continues to decline.

•	In 2016, digital ad spending surpassed TV ad spending for the first time, and digital ad spending is expected to account for roughly half of total media ad spending by 2021
•	The market for internet advertising is expanding at over 20% year-on-year (Kleiner Perkins Report)
•	Half of all advertising spending will be on digital media ad formats by 2019/2020, compared to 46% in 2018 (Magna)
•

A significant driver of digital ad spending, mobile accounted for 70% of total digital ad spending in 2017 and is expected to grow by an average year-over-year rate of 15% in the years 2018 - 2022. Display, which passed search in 2016 as the most popular digital ad format, will continue to show double-digit year-over-year growth in the years 2018 - 2021. The source for the foregoing forecast is US Ad Spending: The eMarketer Forecast for 2017; eMarketer Report, Published March 15, 2017, hereinafter referred to as “e-Marketer Report.”

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We believe we will be well positioned to compete due to our numerous advantages:

●        Global end-to-end branding & advertising solution

●        Blue-chip clients with longevity

●        Headquartered in three major cities, New York, Los Angeles and London

●        200+ employees

●        Capabilities: Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Content, PR, Social, Partnerships, Mobile

●        Categories: Entertainment & Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Tech, Leisure & Entertainment

The Troika Merger

Upon the terms and conditions of the Troika Merger, the Company’s wholly owned subsidiary Troika Acquisition Corp., a California company, was merged with Troika Design Group, Inc. (“Troika Design”), with Troika Design and its subsidiary Troika Productions, LLC, surviving as a wholly-owned subsidiary of the Company which changed its name to Troika Media Group Inc.  The existing business of Troika Design remained with Troika Design and Dan Pappalardo was appointed president.  As a result of the Troika Merger, Mr. Pappalardo was granted 30,700,000 shares of the common stock of the Company and a total of $5,000,000 of new capital was infused into the Company and subsidiaries. The merger consideration was determined by the Company, after a thorough review of prospective acquisitions, the benefits of the merger with Troika Design, including access to capital, increased market opportunities and reach, perceived synergies, efficiencies and other financial considerations, as well as a strategic growth plan contemplated by management of the combined entity.

Mission Media Group

Overview

Mission is a London-headquartered brand experience and communications agency that specializes in brand amplifications through a cultural lens, via live experiences, brand partnerships, public relations, and social and influencer engagement. It provides services such as brand fundamentals development, brand voice and personality development, marketing strategy, public relations, crisis management, physical and digital experiential. London and New York-based Mission was founded in 2003 in London England. In 2009, Mission opened a second office in New York. See “Properties” and “Legal Proceedings” below.

Business Strategy

Mission has a three-pronged business strategy:  (1) Mission provides project-based marketing, experience, public relations, and digital media services; (2) Mission provides ongoing, retained public relations services; and (3) Mission has several independent projects it classifies as “ventures” being select businesses in which Mission provides marketing, public relations, and experience services in exchange for an equity stake in the respective businesses.

Business Segments

As an agency in the marketing and communications sector, Mission’s core business is marketing strategy executed through communications of all types including traditional, digital, and social media and public relations.  With clients from a wide range of industries, however, Mission is active in many business-to-consumer segments including fashion, beauty, jewelry/watches, beverage alcohol, pharmaceuticals, entertainment, and automotive.

Examples include:

FASHION Amazon J. Crew Lululemon	JEWELRY/WATCHES Tiffany & Co. Kendra Scott	PHARMACEUTICALS Allergan ENTERTAINMENT NBC Sony NON-PROFIT United Nations
BEAUTY Unilever Coty Pat McGrath	BEVERAGE/ALCOHOL Moet Hennessey Anheuser Bush InBev Carlsberg Group

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Competition

Because of the wide breadth and the depth of the range of communications strategies and tactics employed, Mission believes it has a significant competitive set.  Mission competes with small to medium-sized advertising agencies such as Chandelier Creative, 72 and Sunny, Anomaly, and 360i. Mission competes with small to large-sized public relations agencies such as Edelman, Susan Magrino, BPCM, and Laforce.  Mission competes with small to medium-sized event/experience agencies such as Shiraz Creative and Mark Stephen Experiential Agency.

Employees

As at June 30, 2019, Mission had 111 employees (including 2 consultants): 64 employed by Mission Media Limited in London and 47 employed by MissionCulture LLC and Mission Media USA Inc. in the U.S.  As a result of the Mission Acquisition and recruitment activities, the Company added the following to its team of senior executives who have extensive experience in leading significant and successful businesses:

●        Kevin Dundas, CEO of Mission and former CEO of Saatchi and Saatchi UK and Droga5 CEO Europe

●        Mary Connelly, former senior executive team member of U.S. editions of Vanity Fair, Vogue, and Glamour

●        Ann Epstein , Head of Studio, Troika Design Group, former Chief Disrupter at Ignite IE, and Senior Vice President and Creative Director for E! Networks

The Mission Acquisition

On June 29, 2018, the Company entered into and closed on an Equity Purchase Agreement (the “EPA”) with Nicola Stephenson and James Stephenson (collectively, the “Sellers”) and Troika Mission Holdings Inc., a New York corporation and wholly owned subsidiary of the Company (the “Mission Acquisition”). Sellers owned, in the aggregate: (i) 100% of the issued and outstanding membership interests (“Mission US Interests”) of MissionCulture LLC, a Delaware limited liability company (“Mission US”), and (ii) 100% of the issued and outstanding ordinary shares (“Mission UK Shares”) of Mission at Media Holdings Limited, a private limited company incorporated under the Laws of England and Wales (“Mission UK”). Mission US and Mission UK are collectively referred to herein as “Mission.” The Mission US Interests and Mission UK Shares are collectively referred to as “Mission Equity.” Simultaneously, Nicola Stephenson (“Seller”) entered into a Goodwill Purchase Agreement (the “GPA”) with the Company and Troika Mission Holdings Inc. (the “Buyer”). The GPA covers all Seller Intellectual Property (as defined) and personal goodwill of Ms. Stephenson consisting of close personal and agency business relationships, trade secrets and knowledge used in connection with Mission’s Business (collectively, “Goodwill”).  The Goodwill was sold to Buyer free and clear of all encumbrances as part of the Purchase Price paid for Mission.

Nicola Stephenson, founder and CEO of Mission, was elected to the Company’s Board of Directors and was employed as President of Mission, as a wholly owned subsidiary of the Company until her termination for cause on January 4, 2019.  See “Legal Proceedings” below.

The Aggregate Purchase Price (as defined) for all of the Mission Equity was up to $35 million consisting of: (i) cash payment of $11 million at closing; (ii) cash payment of up to $4 million contingent upon Mission achieving at least $2.5 million EBITDA for the fiscal year ending December 31, 2018, with a pro rata reduction for less than $2.5 million EBITDA; (iii) up to 50 million restricted shares of common stock of the Company (valued at $10 million) consisting of five million shares to each of the two Sellers at closing and 20 million shares to each of the two Sellers to be held in escrow, and released in four equal installments on each of the four anniversary dates following the closing; provided that neither of the Sellers has been terminated from employment and has not quit without Good Reason (as defined) and as to Nicola Stephenson only, that she is not in Material Breach (as defined) of the Goodwill Purchase Agreement; and (iv) up to $10 million of Earn out Consideration not to exceed 50% of EBITDA, subject to certain EBITDA thresholds being obtained in any particular year, for the five fiscal years ending December 31, 2022 (and 2023 in the event that Sellers have not earned $10 million of Earn-out Payments in all periods ending on December 31, 2022). The shares held in escrow may also be withheld and set off against any claims of the Company for indemnification.

Pursuant to the terms of the EPA, Nicola and James Stephenson agreed to four-year (five-year if the Earn Out Period is extended) noncompetition and non-solicitation covenants. Each Seller agreed to a lockup period ending on December 31, 2018 with regard to the Company Shares received as part of the Purchase Price.  As a result of Ms. and Mr. Stephenson’s termination for cause, no additional cash payments have been made to the Stephensons since the closing and no shares have been released from escrow.  See “Legal Proceedings.”

Proposed Acquisition

Founded in 2009, YellowHammer Media Group was formed to offer managed services to brands looking to achieve measurable results from programmatic advertisers. The company works directly with brands, helping them deliver the right ads to the right targeted audience to produce performance based results.  YellowHammer’s deep knowledge and experience operating the programmatic ecosystem, coupled with its in-house creative team, results in superior results for clients who sees YellowHammer as a partner and not a vendor.  By acquiring YellowHammer, the Company then will be another strategic partner to further solidify our position as a one-stop media branding Company.

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In 2015, because of its internal need for a “video-fist” ad server, YellowHammer launched its video ad serving platform, “SpringServe”.  This technology was developed in-house from scratch, and it allowed the company to better serve its customers as they navigate the complexities of the video landscape. Today, driven by innovative technology and market expertise, YellowHammer and SpringServe provide industry-leading services for advertisers and publishers, eliminating complexities and inefficiency hurdles faced by their customers.

• The business experienced over 150% growth in 2017 and its Management conservatively projected it to have a 26% 2017-2020 CAGR.

•  SpringServe monetizes via :

-          Ad serving fees and charging a CPM for impressions that they are serving, which range anywhere from $0.05 to $0.25 CPM based on volume and fill rates

-          Data analytics fee charged for third party validation and other data  management (flat fee based on volume)

-          Clearing fees for transactions between DirectConnect clients(% of transaction)

As a part of the TMG family of companies, YellowHammer would be integrated with the Troika Services unit to combine the data intelligence and performance media group responsible for analyzing and executing on the most measurable touch points and KPI's of the consumer/brand journey.

The prepaid purchase price YellowHammer is up to $8,500,000 consisting of: $3,500,000 in cash, 12 million shares of the common stock of the Company valued at $0.25 per share, and up to $2 million of earn-out compensation based on performance criteria.

Ad Spend Shifting to Digital

•	Digital advertising is expected to grow at more than double the pace of the overall US ad industry through at least 2020, as added investments continue to flow to mobile, social and video formats. On the other hand, the focus on print ad spending, such as newspaper and magazine ads, will continue to decline

•	In 2016, digital ad spending surpassed TV ad spending for the first time, and digital ad spending is expected to account for roughly half of total media ad spending by 2021

•	A significant driver of digital ad spending, mobile accounted for 70% of total digital ad spending in 2017 and is expected to growth by an average year-over-year rate of 15% in the years 2018 - 2022

•	Display, which passed search in 2016 as the most popular digital ad format, will continue to show double digit year-over-year growth in the years thru 2021. The source for the foregoing forecast is “eMarketer Report” dated March 15, 2017.

Management believes that upon the completion of the proposed YellowHammer acquisition, we will be well positioned to compete due to our numerous advantages:

•	Global end-to-end branding and advertising solution
•	Blue-chip clients with longevity
•	Headquartered in three major cities, New York, Los Angeles and London
•	200+ employees
•	Consolidated Sales of approximately $80 million based on the companies’ combined current revenues
•	Capabilities include: Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Content, PR, Social, Partnerships, Mobile
•	Categories include: Entertainment & Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Tech, Leisure & Entertainment

Competition

While we compete with some great agencies, we believe that we stand alone in providing clients with an integrated suite of anthropological research and insights, strategic brand consulting, brand creative and advertising solutions that engage consumers as audiences and fans. We regularly compete with world-renowned “digital” agencies, brand consultancies, boutique advertising agencies and create services studios.

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Although many are much larger organizations, they may be less apt to handle our market and lack creativity. The Company believes that it is able to compete effectively in the marketplace by solution-oriented sales, personal and prompt client support and services, and competitive pricing. It further believes that its technology and offerings are well positioned to compete in this marketplace, provide a superior experience for end users, and provide for the most efficient use of network resources. While there are other companies offering such services, The Company is one of a limited number of companies that has the ability to offer combined media and content services to major corporations, consumer brands and sporting owners.

Regulatory Obligations

With respect to services based on customer analytics raises privacy concerns that can impact state and federal law pertaining to personal information and data protection depending on if the data is personally identifiable or non-personally identifiable.  Monitoring of programs to insure that personally identifiable information is not disclosed will be necessary to insure the company does not violate state and federal law.  Moreover, data collection associated with minors may impose differing and more stringent obligations on our use of such data, in particular in the European Union.  Our terms of service with customers and users will require proper disclosure of our uses of the information in order to obtain proper consent from users and customers in order to avoid privacy concerns and potential consumer protection law violations.

Intellectual Property

To protect its proprietary rights, the Company relies on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with its employees and contractors, and confidentiality agreements and protective contractual provisions with our partners, licensees and other third parties.

Other Materials.  From time to time, employees will report on potential intellectual property opportunities for the Company. These opportunities may include new product and service offerings, and potential proprietary information association with such services which may warrant application for formal IP protection. Regarding potential patentable material, personnel will conduct interviews with the inventors, may perform initial prior art searches, and if a determination is made that the proprietary material is valuable enough to the company to warrant patent protection, such applications will be made with the assistance of third-party patent counsel with support of our own in-house counsel. In addition, the Company will also seek to maintain certain intellectual property and proprietary know-how as trade secrets, and generally require our partners to execute non-disclosure agreements prior to any substantive discussions or disclosures of our technology.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, as applicable, to protect our intellectual proprietary rights. We have filed various applications for protection of certain aspects of our intellectual property, and we currently hold a number of trademarks.

Employees

As of June 30, 2019, Troika Design Group had 37 employees and Mission had approximately 111 employees worldwide. The number of employees may increase or decrease as we deem fit. None of our employees is subject to a collective bargaining agreement or an employment agreement other than senior management.  Certain executives and key employee were granted employment agreements.

Properties

The Company does not own any real estate and believes its existing facilities are suitable and adequate for the business conducted therein, appropriately used and have sufficient capacity for their intended purpose.  The Company’s wholly-owned subsidiary, Troika Design Group, Inc. (“TDG”), leases 2,419 square feet of office space at 101 S. La Brea Avenue, Los Angeles, California 90046, the Company’s Corporate Headquarters.  The lease dated February 8, 2013, with an unaffiliated landlord, is for 89 months which commenced on October 1, 2013 with an option to extend for an additional five (5) years.  The annual base rent commenced at $897,084, is currently $1,010,715 increasing to $1,103,413.  TDG pays its pro rata share of operating expenses and taxes.

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The Company’s wholly-owned subsidiary, Troika Services Inc., leases approximately 1,430 square feet of office space at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.  The lease, with an unaffiliated landlord, is for five (5) years and commenced on February 1, 2018 as amended.  The annual base rent commenced at $36,823 and increases to $41,444.  The tenant pays its pro rata share of expenses and taxes.

Mission Culture LLC is the assignee of a lease originally entered into by its affiliate, Mission Media USA Inc., for offices at 45 Main Street, Brooklyn, New York 11021.  The lease, dated May 2, 2017, is for approximately 9,900 square feet of office space with an unaffiliated landlord.  The lease is for ten (10) years from when rent commenced in or about December 17, 2017.  The annual base rent increases incrementally from $410,850 to $545,879, plus the tenant’s pro rata share of taxes and utilities.

The Company’s wholly-owned subsidiary, Mission Media USA Inc., leases the entire fourth floor of 123 Lafayette Street, New York, New York from an unaffiliated landlord.  The lease dated July 14, 2014 is for seven (7) years and five (5) months from the commencement date of September 4, 2014.  The monthly rent increases in increments from $19,230 to $23,259.  The tenant is responsible for its pro rata share of taxes, utilities and services.

Discontinued Operations

Prior to the Troika Merger, certain operating subsidiaries of the Company ceased operations and are no longer operating entities.  October 24, 2016, the Secured Parties consisting of Brookville Special Purpose Fund LLC and Veritas High Yield Fund LLC, took possession of all of the equity interests, assets and liabilities of the Company’s subsidiaries, M2 nGage Communications, Inc. (f/k/a Signal Point Telecommunications Corp., and M2 nGage Inc. (f/k/a Signal Share Software Development Corp. from the Company’s subsidiary Digital Media Acquisition Group Corp. (“DMAGC”).  Robert DePalo, then a principal stockholder of the Company (currently, approximately 6% on a fully diluted basis before this Offering), was Managing Member of the Secured Parties. The operations of M2 nGage Communications and M2 nGage Inc. are now under the control of the Secured Parties being managed by Robert DePalo or his affiliates.  On July 26, 2017, the Company entered into a global settlement Agreement with the Secured Parties, Robert DePalo and RoseMarie DePalo (Mr. DePalo’s wife) eliminating any further claims they (or Mr. and Mrs. DePalo) may have to the Company’s assets.  Mr. DePalo and entities now have zero relationship to the Company going forward.

On May 11, 2016, SignalShare Infrastructure (SSI), a wholly-owned subsidiary of Roomlinx, Inc. the Company completed the Foreclosure Sale of substantially all assets of SSI (other than certain excluded agreements) pursuant to Article 9 of the Uniform Commercial Code.  SSI, which held the operations of the Company prior to the Subsidiary Merger, terminated all of its employees and ceased operations.

On July 5, 2016, SignalShare, LLC, a subsidiary of SPHC, filed for Ch. 7 bankruptcy in New Jersey.  The bankruptcy is still pending.  SPHC had no assets other than discontinued operations of certain subsidiaries that are no longer operating.

On January 28, 2016, NFS Leasing, Inc. (“NFS”) filed suit against SignalShare, LLC and Signal Point Holdings Corp. (“SPHC”), wholly-owned subsidiaries of the Company, for non-payment of amounts due under certain agreements with NFS and two employees of SignalShare, LLC.  NFS seeks $7,828,597, plus interest and attorneys’ fees, from SignalShare, LLC and seeks enforcement of certain guarantees of the debt by SPHC and named officers of SignalShare, LLC.  In July 2015, SignalShare, LLC converted certain equipment leases from NFS into a secured Term Loan.  The Note evidencing the loans is secured by a subordinated security interest in the assets of SignalShare and SPHC and is guaranteed by SPHC.  NFS has also sought to include subsidiaries of the Company in the litigation, including Digital Media Acquisition Group (“DMAG”).   Pursuant to an Intercreditor, Modification and Settlement Agreement, dated as of November 13, 2015 by and among NFS, SPHC, SignalShare LLC and the Company’s senior lenders, such Intercreditor agreement excluded any security interest in the parent company, Roomlinx, Inc. or of the subsidiaries of SPHC, which are M2 nGage, M2 Communications, SPC and SSI.  Thus, NFS’ suit and claims reside solely in SignalShare LLC and SPHC, but none of the assets (other than SignalShare LLC) of SPHC.  The case was filed in the U.S. District Court for the District of Massachusetts (Civ Action No. 16-10130). SPHC and SignalShare answered the complaint and are in the process of litigating the matter.

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On June 15, 2016, NFS withdrew its request for injunctive relief regarding DMAG and was granted an injunction regarding SignalShare, LLC. to prevent the company from making certain payments and required certain information regarding SignalShare. The Company believed the new amended claims are without merit, is opposing such actions and has filed motions to dismiss the claim as it relates to DMAG. The motions to dismiss were denied on October 27, 2016 and the claims were allowed to go forward by the court.  A default judgment was entered against SPHC and DMAG.

Legal Proceedings

The Company is subject to the legal proceedings and claims discussed below, as well as certain other non-material legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

A dispute arose between Nicola and James Stephenson, co-founders of Mission, and the Company. The two engaged in obstructionist activities in preventing the Company from properly integrating the operations of Mission into the Troika structure and violations of the Mission Acquisition transaction documents. Moreover, the Company discovered significant financial discrepancies in the financial statements delivered at the closing of the Mission Acquisition to it by the Stephensons.  For these reasons, the Board of Directors deemed it necessary to terminate the Stephensons’ employment on January 4, 2019.  After investigation of Mission’s financial statements while undergoing the Company's audit process, the Company determined that certain deposits were recognized improperly by the Mission founders and upon their direction without the knowledge of the Company. The Company estimates that the total amount of discrepancies amounted to approximately $300,000 which are accounted for in the Company’s financial statements. The Company filed suit on January 7, 2019 in the Federal District Court for the Southern District of New York against the Stephensons [Troika Media Group et.al. vs. Nicola Stephenson, James Stephenson and AllMac LLC, 14-CV-00145-ER].

 On February 13, 2019, the Court granted the Company a preliminary injunction barring the Stephensons from, among other things: entering the physical or virtual premises of the Company; communicating with Company employees’; accessing the Company’s and its affiliates property or funds, and holding themselves out as being associated with the Company.  In addition to a permanent injunction, the Company is seeking monetary damages in an amount to be determined at trial, but not less than $11 million paid by the Company, plus punitive or exemplary damages and a return of the 10 million shares of the Company’s stock granted to the Stephensons.  The matter is currently pending and the Stephensons have not answered the complaint as of this date. On January 25, 2019, the Stephensons filed for arbitration of certain claims related to their discharge and employment agreements.  The Parties to the litigation agreed that all claims would be referred JAMs for binding arbitration.  The matter is now pending before JAMs.

Mission-Media Holdings, LTD and Mission-Media, LTD UK Administration.  On January 4, 2019 Nicola Stephenson put Mission-Media Holdings, LTD and Mission-Media, LTD into Administration in the United Kingdom without authorization.  After a short administration period, the companies emerged from administration on January 25, 2019.  The Company if reviewing the actions of Mrs. Stephenson in this matter and her other actions which the Company believes were unlawful and will pursue any and all remedies associated with her actions.

Other than the foregoing, no material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate, to management’s knowledge) is party to or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.

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MANAGEMENT

Executive Officers, Senior Management and Board of Directors

The following table sets forth the names, positions and ages of our executive officers, senior management and directors as of the date of this prospectus.  Directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of offices are, except to the extent governed by employment contracts, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Executive Officers

Name	Age	Position

Robert B. Machinist	66	Chief Executive Officer and Chairman

Christopher Broderick	58	Chief Operating Officer

Kevin Dundas	57	Chief Executive Officer of Mission

Daniel Pappalardo	58	President of Troika Design Group and Director

Matthew Craig	38	Chief Financial Officer

Michael Tenore	44	General Counsel and Secretary

Robert B. Machinist, also known as Bob, was elected Chief Executive Officer and Chairman of the Board of the Company in March 2018.  Robert B. Machinist has extensive experience both as a principal investor/operator in a broad range of businesses as well as an owner-operator of diversified investment banking operations.  He is currently the CEO of Troika Media Group and is also Vice Chairman of Pyrolyx A.G. (S26.DU), the first environmentally friendly and sustainable method of recovering high-grade carbon black from end-of-life-tires. Most recently he has been Chairman and an original founding Board member of CIFC Corp. (Nasdaq: CIFC), a publicly listed credit manager with over $14.0 Billion of assets under management, which was sold in December of 2016.  In addition, he has been Chairman, Board of Advisors of MESA, a merchant bank specializing in media and entertainment industry transactions, which was sold to Houlihan Lokey in 2016. He has also been a partner of Columbus Nova, a leading private investment fund. He runs a private family investment company whose activities range from The Collectors Car Garage to a number of real estate development businesses.

From December 1998 until 2002, Mr. Machinist served as managing director and head of investment banking for the Bank of New York and its Capital Markets division. He was responsible for mergers and acquisitions as well as all private placement activities for the Bank of New York.  During his tenure there, he was a member of the Bank’s Commitment Committee, and a member of the BNY Capital Markets, Inc. Board of Directors.  In addition, he was responsible for coordinating the bank’s direct investment activities with that of the investment banking functions of the institution, including interaction with numerous investment funds for which the bank was a principal investor.

From January 1986 through November 1998, Mr. Machinist was president and one of the principal founders of Patricof & Co. Capital Corp. and its successor companies.  Under his auspices, Patricof & Co. developed from its diversified venture capital and investment banking operations to a multinational investment banking business.  Founded in New York, Mr.Machinist helped to expand the Patricof base of operations to include offices in New York, London, Paris, Zurich, Madrid, Munich, San Francisco and Philadelphia, and with correspondent arrangements and partner firms in Brazil, Japan and Finland.  He was responsible for and was one of the principal capital backers of the development of this firm and its attendant investment banking business. Mr. Machinist was, and continues to be, a general partner of the historic domestic Patricof investment funds, and is a special general partner of several of the international Apax Funds.  Mr. Machinist engineered the sale of Patricof & Co. Capital Corp. to the Bank of New York in November 1998.

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For the period December 1980 to January 1986, Mr. Machinist was managing director and co-CEO of Midland Capital Corporation, a publicly listed diversified small business investment company, with holdings in aerospace, defense, energy and financial services.  Prior to joining Midland Capital, Mr. Machinist was a managing director in mergers and acquisitions of Wertheim & Company.  He left Wertheim to acquire Midland Capital Corporation, a client of Wertheim.  Prior to that Mr. Machinist worked in the Corporate Finance Departments of Loeb Rhodes & Company and Lehman Brothers.

He is currently Vice-Chairman of the Maimonides Medical Center, serves on its Board of Directors, is Chairman of its Investment Committee and a member of  its various other  board committees.  As a result, he is also on board of Northwell Health. He was most recently, a member of the Board of Overseers for the Albert Einstein College of Medicine.

Most recently, he has been Chairman of the American Committee for the Weizmann Institute of Science as well as a member of its Board of Directors and presently serves on its International Board of Governors and its Executive Committee. He has been a trustee and Vice Chairman of Vassar College, a member of its Executive Committee, and one of three trustees responsible for managing the College’s Endowment.

He is currently a member of the Board of Directors, CEO and will be the Chairman of the audit committee of Troika Media Group, and is a Board Member of Monster Digital, Inc (NASDAQ) as well as a board member of Parachute Health, LLC.

He has been a member of the Board of Directors of United Pacific Industries, a publicly listed Hong Kong company as well as Chairman of its Audit Committee and served on its Compensation, Nominating and Corporate Governance Committees.  He has also been a Board member of Centre Pacific LLC.  Previously, Mr. Machinist was Non-Executive Chairman of New Motion, Inc. (NASDAQ:NWMO), a member of its Board of Directors and its Audit and Compensation Committees, DOBI Medical International, Inc., Jamie Marketing Services, Inc., Doctor Leonard’s Healthcare Direct, and Ringier America, among other Executive Boards.

Mr. Machinist earned a Bachelor of Arts in Philosophy and Chemistry from Vassar College in Poughkeepsie, New York.  He undertook graduate work in biochemistry at the Weizmann Institute of Science in Rehovot, Israel.  He is married to Diane Nabatoff, a film and television producer, has four children, ages 25 through 37; and is known for his work as a philanthropist.  In his spare time he pursues a variety of interests, including motor sports, fly fishing and skiing.

Christopher Broderick was elected Chief Operating Officer and a Director of the Company on March 27, 2015 and President on July 8, 2016.  He resigned from all positions on October 21, 2016. He was reelected Chief Operating Officer and Interim Chief Financial Officer on July 11, 2017.  He had served as Chief Operating Officer of SPHC since October 17, 2012. Mr. Broderick has 30 years of experience in the telecommunications industry and is responsible for the Company’s domestic network operations of wired and wireless topologies, supporting voice, data, internet products and services. He is also the operational leader for the development and build-out of SPHC’s continued network expansion.  Prior to joining SPHC Mr. Broderick served as Senior Director of Business Client Services for FairPoint Communications from 2008 to 2011. Mr. Broderick was responsible for Retail Business segment, outside sales support, billing, and SMB sales across Northern New England. Previously, Mr. Broderick served as Chief Operating Officer and Vice President of Operations at IntelliSpace and Wave2Wave from February 2000 to January 2008. Mr. Broderick was responsible for the design, implementation and day-to-day U.S. and U.K. operations of the company.

Mr. Broderick spent the majority of his career at New York Telephone, NYNEX, and Bell Atlantic where he was highly successful in the management of all facets of the telephone company’s Field Operations, Central Offices and outside plant facilities in New York City business districts. He also led sales and support “mega” call-center operations, for complex business accounts. In addition to his technical background, Mr. Broderick has an extensive education in quality process management, systems efficiency and design. He has utilized his extensive background to help build SPHC into one of the most reliable “Converged Networks” in the USA.  The Company determined that Mr. Broderick’s 30 years of particular knowledge and experience in the telecommunications industry, and his position with SPHC, strengthens the Board’s collective qualifications, skills and experience.

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Kevin Dundas was elected Chief Executive Officer of Mission in September 2017 and has been employed by Mission since that time.  Mr. Dundas has over twenty years’ experience in advertising in both strategic planning roles and general management, including global experience with extensive periods spent in the United States and Europe.  Mr. Dundas has ten years’ experience in Interim CEO roles in both restructuring of established organizations and clean sheet startups.  Previously, Mr. Dundas has held various roles at Saatchi & Saatchi (1999 - 2006) and with FCB Advertising, San Francisco, USA (1995 - 1999).Named one of Time Magazine’s World Beaters in Global business, 2005 and named one of Debrett’s 500 most influential people in the UK, 2014, he has been recognized with several awards, including Saatchi & Saatchi Cannes Agency of the year 2004, FCB USA Agency of the year 2002, BAFTA for Fosters Lager and an EMMY for Levi’s Strauss & Co.

Daniel Pappalardo, President of Troika, was its founder in 2001 and Chief Executive Officer of Troika Design Group, Inc. prior to its merger with the Company and has maintained that position following the June 13, 2017 merger with the Company.  He has more than 25 years of media and entertainment experience as a designer, creative director and business owner.  He has created some of the most recognizable brands in the world.  Mr. Pappalardo holds a BFA in Communication Design from Rochester Institute of Technology (RIT).

Matthew Craig, CPA was elected Chief Financial Officer on January 9, 2019. Matthew is an executive with 16 years finance experience, 13 of which were spent in the media/ entertainment industry. Prior to joining Troika, Matthew was North American CFO of TLA Worldwide which was publicly traded sports & entertainment agency. Prior to TLA, Matthew worked for two years at Walt Disney Studios as Director of Analysis & Accounting overseeing their live events group which included primarily their theatre production business. Previously Matthew was also Director of Finance & Controller for ten years at the leading sports and entertainment agency, Endeavor (formerly International Management Group (“IMG”)). In his role at IMG, Matthew Craig supervised the reporting of all North American Media properties including entertainment, archive, digital, licensing, consulting, international distribution, post production facilities and various acquisitions.

Michael Tenore was first elected General Counsel, and Vice President of Regulatory Affairs for the Company in March, 2015. In July, 2017, Mr. Tenore was elected Corporate Secretary. Prior to joining the Company in March 2015 upon the merger with SPHC, he held various legal and regulatory positions, including General Counsel, at RNK, Inc. a regional telecommunications carrier.  Mr. Tenore is a member of the adjunct staff of Suffolk University Law School and belongs to the Federal Communications Bar Association and the Association of Corporate Counsel. Mr. Tenore received his B.A. in Communications from Emerson College and his J.D. from Suffolk University Law School both degrees with Latin Honors.  Mr. Tenore has been on the Board of Directors for youth hockey and charitable organizations for the past 10 years.

Directors

Certain biographical information on the members of the Board of Directors, each of whom, other than Daniel Jankowski, was elected on July 11, 2017, is as follows.

Name	Age	Position

Robert Machinist	66	Chief Executive Officer and Chairman of the Board

Daniel Pappalardo	58	President of Troika Design Group and Director

Jeff Kurtz	50	Director

Jeffrey L. Schwartz	71	Director

Thomas (Tom) Antoni Ochocki	43	Director

Daniel Jankowski	43	Director

Robert Machinist - See biography under “Executive Officers” above.

Daniel Pappalardo - See biography under “Executive Officers” above.

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Jeff Kurtz has served on the Board of Directors since September 2017.  He is the President of The Kamson Corporation which currently owns and operates 83 investment properties in the Northeast.  Currently, he oversees extensive rehabilitation projects among the 83 projects and is presently involved in several building projects consisting of multifamily apartments, hi-rise buildings, and mixed use properties which have retail and apartment components.  In the past, Mr. Kurtz has built multifamily units for sale along with other building projects.  Mr. Kurtz personally owns or is a general partner and/or manages, through the Kamson Corporation, a New Jersey corporation, 14,000+ apartments, in addition to office buildings and shopping centers.  A graduate of the University of Miami, Mr. Kurtz is a member of the 1987 National Championship Football Team at the University of Miami.  He continues as an active member of the university alumni.  For the past 12 years, Mr. Kurtz has been on the Board of the Hope & Heroes Children’s Cancer Fund golf event and chairs this outing each year.

Jeffrey Schwartz, appointed to the Board in July 2017, has been a founder and CEO since 1995 of Digital Direct Ventures (DDV), which partners with companies seeking to create a digital presence for their companies. He also started Old Pro Inc. (OPI) which invests in and provides financial and technical consulting to early stage technology companies, including successes like DraftStreet.com and JW Player Incorporated. From 1993 to 2008, Mr. Schwartz was the chief executive officer of Traffix, Inc. and its predecessor, Quintel Communications, Inc., a NASDAQ listed company and leading digital marketer. Mr. Schwartz has been involved in all aspects of web-based and technology commerce, including online and search engine marketing, interactive games, list brokerage and creative services.  Mr. Schwartz also serves on the Board of Directors of FutureFuel Corp. (NYSE: FF) since August 27, 2015.  Mr. Schwartz will serve on the Company’s Nominating/Corporate Governance Committee.

Thomas Antoni Ochocki is serving on the Board of Directors representing the Coates families’ equity interest, and has over 15 years of experience in financially regulated and chartered Stockbroking, Private Equity and Investment Banking in the United Kingdom. He is currently CEO and majority shareholder of Union Investment Management, whose history dates back to The Union Discount Company of London formed in 1885.  His career in Interactive Entertainment started with Sony on the PlayStation launch titles.  Thomas has managed and facilitated the development of over 50 published videogames.  An Old Cholmeleian of Highgate School, Thomas studied Psychology and Information Technology at Liverpool University and then C programming with Unix at Westminster University.  Thomas’s businesses are built around his inherent personal interests in Technology, Psychology and Trading.

Daniel Jankowski was elected to the Board of Directors on March 27, 2019 serving as a representative of Union Investment Management.  Mr. Jankowski read Economics (MA) at Edinburgh University before trading international debt in London for ING Barings Bank. Since 2002 Mr. Jankowski has founded successful businesses dealing with large multinational companies and international development agencies, including the US government. Mr. Jankowski joins the Board as a proven global entrepreneur.

Senior Management

Set forth below is certain background and biographical information concerning our Senior Management.

Name	Age	Position

Andrew Bressman	55	Consultant acting as Managing Director and Head of Business Development

Ann Epstein	60	Head of Studio, Troika Design

Andrew Bressman is a consultant acting as Managing Director and Head of Business Development of the Company since March 27, 2015.  He was Managing Director and Head of Business Development of Wave2Wave Communications Inc. (“Wave2Wave”) from November 1999 and continued in that position with Signal Point Holdings Corp. (“SPHC”) until its merger with the Company in March 2015.  Mr. Bressman participates with the Company’s executive team in overseeing the day-to-day operations and management of the Company; locates and develops new strategic and financial opportunities; generates business and strategic relationships; and interfaces with technology partners and vendors.  Mr. Bressman was one of Wave2Wave’s original founders and was one of its key employees from that company’s founding in November 1999 until November 2003 and from June 2005 until October 2012 when he assumed those positions with SPHC and now Troika.  Mr. Bressman is a member of SAB Management LLC, which acts a consultant to Troika.  See “Consulting Agreement” below.

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You may want to consider the background history and past proceedings against Mr. Bressman and others:

Prior to joining Wave2Wave, from January 1990 through August 1992, Mr. Bressman was a registered representative at D.H. Blair & Co., Inc., a defunct registered broker-dealer.  From August 1992 until July 1996, Mr. Bressman was employed by A. R. Baron, last holding the position of CEO from September 1993 until July 1996, when the company was placed into liquidation pursuant to the Securities Investors Protection Act.  The SEC alleged that, during his association with D.H. Blair and A.R. Baron, Mr. Bressman and others engaged in a scheme to manipulate the market for the common stock of several public companies marketed by D.H. Blair and A.R. Baron and engaged in certain abusive sales practices. In November 1999, Mr. Bressman entered into a consent decree with the SEC which resolved all SEC allegations without Mr. Bressman admitting or denying them and agreed to a permanent bar from associating with any securities broker or dealer. In addition, Mr. Bressman agreed to and paid monetary penalties and disgorgement of profits over a five-year period. Bear Stearns Securities Corp., A.R. Baron’s clearing house, agreed to contribute $30 million to a restitution fund for A.R. Baron’s investors and the Securities Investors Protection Company recovered sufficient money to permit it to reimburse the majority of A.R. Baron’s customers for their full out-of-pocket losses.  In December 1997, Mr. Bressman pled guilty to New York State charges of enterprise corruption and grand larceny based on some of the same conduct while employed at A.R. Baron for which he settled with the SEC. Mr. Bressman served 18 months of confinement in a New York State prison for these offenses commencing in November 2003, after which he was released to a work release program for the next 18 months; his term of parole supervision was terminated early.

Ann Epstein joined the Company as head of Studio, Troika Design on March 26, 2018.  Prior thereto, she had over 25 years of experience in the areas of global brand development, digital marketing, promotion, branded content creation, strategy, team building, and organizational management.  Having served as chief disrupter at Ignite IE, and as Senior Vice President and Creative Director for E! Networks, she is a recognized change-maker. Ann is currently a member of the Academy of Television Arts & Sciences, and has served on the board of PromaxBDA. She holds a Bachelors in Fine Arts in Communication Design from the Parsons School of Design - The New School.

Board Composition

Our amended and restated bylaws provide that the number of directors shall be fixed from time to time by our board of directors.  One director is currently fixed by our board of directors.  Vacancies occurring on the board of directors may be filled by the vote or written consent of a majority of our stockholders or our directors. Upon the completion of the offering, seven directors will be authorized.

Director Independence

We have reviewed the materiality of any relationship that each of our anticipated directors has with us, either directly or indirectly. Based on this review, our board has determined that five of our anticipated directors will be “independent directors” as defined by exchange.

Committees of our Board of Directors

Upon completion of the offering, our board of directors will have an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below.

Audit Committee.  We anticipate that our audit committee will be comprised of [XXXX].  [XXXX] will qualify as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the applicable exchange rules, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in Marketplace Rule 4350(d)(2) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3 under the Exchange Act.  Pursuant to Rule 10A-3, a newly listed company must have (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. All of the anticipated members of the audit committee will qualify as independent under Rule 10A-3. Our audit committee will be authorized to:

●        appoint, compensate, and oversee the work of any registered public accounting firm employed by us;

●        resolve any disagreements between management and the auditor regarding financial reporting;

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●        pre-approve all auditing and non-audit services;

●        retain independent counsel, accountants, or others to advise the audit committee or assist in the conduct of an investigation;

●        seek any information it requires from employees-all of whom are directed to cooperate with the audit committee’s requests-or external parties;

●        meet with our officers, external auditors, or outside counsel, as necessary; and

●        oversee that management has established and maintained processes to assure our compliance with all applicable laws, regulations and corporate policy.

Compensation Committee.  We anticipate that our compensation committee will be comprised of [XXXX] and [XXXX] and will be authorized to:

●        discharge the responsibilities of the board of directors relating to compensation of the our directors, executive officers and key employees;

●        assist the board of directors in establishing appropriate incentive compensation and equity-based plans and to administer such plans; and

●        oversee the annual process of evaluation of the performance of our management; and

●        perform such other duties and responsibilities as enumerated in and consistent with compensation committee’s charter.

Nominating and Governance Committee.  We anticipate that our nominating and governance committee will be comprised [XXXX] and will be authorized to:

●        assist the board of directors by identifying qualified candidates for director nominees, and to recommend to the board of directors the director nominees for the next annual meeting of shareholders;

●         lead the board of directors in its annual review of its performance;

●        recommend to the board director nominees for each committee of the board of directors; and

●        develop and recommend to the board of directors corporate governance guidelines applicable to us.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be comprised of [XXXX]. No member of our compensation committee will have at any time been an employee of ours. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Information

We were incorporated in Nevada in November 2003.  Our principal executive offices are located at 101 S. La Brea Avenue, Los Angeles California 90036, and our main telephone number is (323) 965-1650. Our website address is www.troika.tv. The information on our website is not part of this prospectus.  We have included our website address as a factual reference and do not intend it to be an active link to our website.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The primary objectives of the Board of Directors with respect to executive compensation will be to attract and retain the best possible executive talent, to motivate our executive officers to enhance our growth and profitability and increase stockholder value and to reward superior performance and contributions to the achievement of corporate objectives.  We expect that the focus of our executive pay strategy will be to tie short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the Company will develop and maintain a compensation plan that ties a substantial portion of executives’ overall compensation to the Company’s sales, operational, and regulatory performance. Because we believe that the performance of every employee is important to our success, we will be mindful of the effect our executive compensation and incentive program has on all of our employees.

Our compensation plan will be designed to attract and retain the best possible talent, and we recognize that different elements of compensation are more or less valuable depending on the individual. For this reason, we will offer a broad range of compensation elements. We intend to offer our executive team salaries that are competitive with the market, executive bonuses that are in line with our corporate goals, and dependent on measurable results, plus stock option plans designed to retain talent, promote a sense of company ownership, and tie corporate success to monetary rewards. Specifically, all management employed by the Company or one of its subsidiaries are entitled to participate in an equity incentive plan that will compensate management if certain financial performance and milestones are met.  The Company reserves the right to increase the size of the plan as it deems necessary, at its sole discretion.

We expect that base salaries for our executive officers will be determined based on the scope of their job responsibilities, prior experience, and uniqueness of industry skills, education, and training. Compensation paid by industry competitors for similar positions, as well as market demand will also take into account. Base salaries will be reviewed annually as part of our performance management program, whereby merit or equity adjustments may be made. Merit adjustments will be based on the level of success in which individual and corporate performance goals have been met or exceeded. Equity adjustments may be made to ensure base salaries are competitive with the market and will be determined using benchmark survey data.

Our compensation structure will be primarily comprised of base salary, annual performance bonus and stock options. In setting executive compensation, the Board of Directors will consider the aggregate compensation payable to an executive officer and the form of the compensation. The Board will seek to achieve an appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

Relationship of Elements of Compensation

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions.  Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Annual reviews will typically be delivered in February of each year.

Discretionary Annual Bonus. The compensation committee will have the authority to award discretionary annual bonuses to our executive officers and senior management and will set the terms and conditions of those bonuses and take all other actions necessary for the plan’s administration. These awards are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual.

Long-Term Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our stock compensation plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders.

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Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by (i) each individual serving as our principal executive officer and principal financial officer during the fiscal years ended June 30, 2019 and 2018, and (ii) the three (3) most highly compensated individuals; and (iii) each other individual that served as an executive officer at the conclusion of the fiscal years ended June 30, 2019 and 2018 , and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executive officers”).

Name and Principle Position	Year	Salary	Bonus	Stock Awards	Stock Based Comp	Non-Equity Incentive Plan Comp	Non-qualified Deferred Comp Earnings	All Other Comp	Total

Chris Broderick, COO (1)	2019 2018	$350,000 $350,000	- $37,500						$350,000 $387,500

Daniel Pappalardo (2)	2019 2018	$347,288 $347,288							$347,288 $347,288

Kevin Dundas, CEO, Mission Media Limited (3)	2019 2018	$450,000 $450,000	$190,000 $162,500						$640,000 $612,500

Robert Machinist, CEO (4)	2019 2018	$210,000 $171,378							$210,000 $171,378

Matthew Craig (5)	2019	$115,625							$115,625

Andrew Bressman, Managing Director (6)	2019 2018	$650,000 $650,000	- $225,000						$650,000 $875,000(7)

(1)  Mr. Broderick was elected Chief Operating Officer of the Company as of March 27, 2015, resigned from such position in October 2016 and was reelected in July 2017.

(2)   Mr. Pappalardo was elected President of Troika Design Group Inc., the Company’s wholly owned subsidiary, on June 12, 2017. Prior to that date his compensation was paid by Troika prior to its acquisition by the Company.

(3)   Mr. Dundas has been the CEO of Mission Media Limited since September 2017.

(4)   Mr. Machinist was elected Chief Executive Officer in March 2018.

(5)  Mr. Craig was elected Chief Financial Officer of the Company as of January 7, 2019.  He is being compensated at the rate of $225,000 per annum plus a guaranteed bonus of $50,000.

(6)  Mr. Bressman has been the Managing Director and Head of Bureaus Development for the Company since March 2015.

(7)  Substantially all of this amount was paid to SAB Management LLC (SAB) of which Mr. Bressman is a member, under a Consulting Agreement, as amended, on June 1, 2017.

Employment and Consulting Agreements

Employment Agreement with Christopher Broderick

The Company entered into an Amended and Restated Executive Employment Agreement (dated February 15, 2017) with Christopher J. Broderick as of June 1, 2017, and amended on June 12, 2017 and June 5, 2018  to be its Chief Operating Officer and oversee the day-to-day operations and technical support organizations of the Company.  The Agreement is for five (5) years with yearly automatic two (2) year extensions unless either party gives a non-renewal notice not less than ninety (90) days prior to the relevant anniversary of the commencement date.  Mr. Broderick is being compensated at a base salary of $350,000 per year and is eligible for an annual discretionary bonus to be set by the Compensation Committee of the Board of Directors.  Mr. Broderick will receive $37,500.00 in the event he assists in closing one or more corporate acquisitions each in the excess of $10,000,000.  Mr. Broderick was granted options to purchase twelve million (12,000,000) shares of Common Stock, exercisable fifty (50%) percent on July 1, 2018  and fifty (50%) percent vesting on July 1, 2019, provided the closing price of the Company’s Common Stock is at least $0.03 per share at the time of vesting.  His agreement provides for full participation in Company benefits plus a $1,000 net per month auto allowance.

 Upon death or disability, Mr. Broderick, or his estate, shall receive all accrued compensation and any prorated bonus, and any equity that would have vested during the twenty-four (24) month period beginning on the date of death or disability shall immediately vest. If Mr. Broderick is terminated for Cause (as defined), or resigns without Good Reason (as defined), he shall receive accrued compensation and any vested equity. If he is terminated other than for Cause or he terminates for Good Reason, Mr. Broderick will receive accrued compensation, prorated bonus, payment for COBRA, twelve (12) months severance of his then annual base salary and reasonable outplacement services.

Upon a Change of Control (as defined), all of Mr. Broderick s non-vested equity shall immediately vest in full and, if he then terminates employment for Good Reason, he shall be entitled to one-year s severance of his annual base salary. Mr. Broderick is subject to a three (3) month non-compete and non-solicitation provision from termination of his employment anywhere in the United States. He is also covered under the Company s directors and officers liability insurance for up to one (1) year from termination of employment.

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Employment Agreement with Daniel Pappalardo

On June 9, 2017, Troika Design Group, Inc. (“Troika”), the Company’s wholly-owned subsidiary, entered into an Executive Employment Agreement with Daniel Pappalardo, as President of Troika.  The Agreement is for five (5) years with yearly automatic two-year extensions unless either party gives a non-renewal notice not less than ninety (90) days prior to the relevant anniversary date thereafter.  Mr. Pappalardo is being compensated at an annual base salary of $347,287.92.  He is eligible for a bonus under a Performance Bonus Plan to be implemented by the Company; a cash bonus based upon a profit sharing plan, and a discretionary bonus determined by the Compensation Committee.  Mr. Pappalardo was granted options to purchase 7,500,000 shares of Common Stock with fifty (50%) percent vesting on July 1, 2018 and fifty (50%) percent vesting on July 1, 2019.  These options shall be fully vested and exercisable if he is terminated without Cause (as defined), by him for Good Reason (as defined) or as a result of death or disability.  Mr. Pappalardo is entitled to all employee benefits plus a $1,000 per month auto allowance.  The termination provisions are substantially the same as those above for Mr. Broderick, except: (a) Mr. Pappalardo shall participate in the Performance Bonus Plan until it expires and is entitled to reasonable outplacement services if he is terminated other than for Cause (as defined) or he terminates with Good Reason (as defined); and (b) his non-compete and non-solicitation period is for one (1) year in consideration of his sale of the business of the Company.

Employment Agreement with Robert Machinist

On May 1, 2018, the Company entered into an Executive Employment Agreement with Robert Machinist, as Chief Executive Officer of the Company.  The Agreement is for two (2) years with automatic renewals for additional one (1) year periods unless terminated by either party upon ninety (90) days prior written notice.  Mr. Machinist is being compensated at an annual base salary of $210,000.00.  He is eligible for discretionary bonuses as determined by the Compensation Committee.  Mr. Machinist was granted 5,000,000 warrants, vesting quarterly over 2 years.  The termination provisions are substantially the same as those above for Mr. Broderick, except that upon termination for a reason other than cause, Mr. Machinist will be entitled to severance payments equal to twelve (12) months’ salary and $90,000 for the maintenance of an administrative assistant paid put over 12 months.

Consulting Agreement with SAB Management LLC

As of June 5th, 2018, the Company entered into an Amended and Restated Consulting Agreement (dated as of February 15, 2017) with SAB Management LLC (“Consultant”), of which Andrew Bressman is a Member.  The Agreement remains in effect for six (6) years until December 31, 2024.  As Managing Director, Consultant shall render consulting services relating to strategic planning, business development, product development and general business and financial matters.  Consultant is being paid at the rate of $650,000 per year and is eligible for a discretionary bonus.  SAB will receive $225,000.00 in the event the Consultant assists in closing one or more corporate acquisitions each in excess of $10,000,000.  SAB was granted ten (10) year warrants to purchase 30,000,000 shares of Common Stock, exercisable on a cashless basis at $0.03 per share. Fifty (50%) percent of the warrants vest on December 1, 2017 and the remaining 50% on June 1, 2018, provided the Common Stock price is at a minimum of $0.05 per share.  Upon voluntary termination, the Consultant shall only receive consulting fees earned, but not yet paid.   If the consultant is terminated for Cause (as defined), it shall be entitled to twenty-four (24) months’ severance.  If terminated for any other reason, Consultant is entitled to full consulting fees for the entire consulting term, full benefits and warrants fully vested.  In the event of any litigation, investigation or other matter naming Andrew Bressman or SAB Management LLC, the Company will pay 100% of legal fees to a lawyer of their choice.  Consultant is subject to a 12 month non-solicitation restriction from the end of the term.

Employment Agreement with Michael Tenore

The Company entered into an Amended and Restated Executive Employment Agreement as of October 21, 2016 with Michael Tenore as General Counsel of the Company.  TheTerm under the agreement is until December 31, 2019, however on the 2nd and subsequent  anniversary dates of the agreement , the term was automatically extended for one year  unless either party gives a non-renewal notice not less than 90 days prior to the anniversary date. Mr. Tenore’s base salary is $200,000 per year and he is eligible for an annual discretionary bonus to be set by the Compensation Committee of the Board Of Directors.

Upon death or disability, Mr. Tenore or his estate, shall receive all accrued compensation and any prorated bonus, and any equity that would have vested during the twelve (12) month period beginning on the date of death or disability  shall immediately vest. If Mr. Tenore is terminated for Cause (as defined) or resigns without Good Reason (as defined) Mr. Tenore will receive accrued  compensation and any vested equity. If he is terminated other than for Cause  or he terminates for Good Reason  (as defined), Mr. Tenore will receive  accrued compensation, prorated bonus, payment for COBRA, 12 months’ severance and reasonable outplacement  services.

Upon a Change of Control all of Mr.Tenore’s non  equity  shall  immediately vest in full and, if he terminates employment for Good Reason , he shall be entitled to one-year’s severance of his annual base salary.Mr. Tenore is subject to a six (6) month non-compete and non-solicitation provision from termination of employment anywhere in the United States. He is also covered under the Company’s  directors’ and officers’ liability insurance.  Mr. Tenore will receive a $37,500 bonus  in the event he assists in closing one or more  corporate acquisitions each in the amount in excess of $10,000,000.

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Consultancy Agreement with Kevin Dundas Consulting

Mission Media Limited entered into a Consultancy Agreement on September 5, 2017 with Kevin Dundas Consulting for the Services of Kevin Dundas as CEO of Mission. The agreement provides for monthly payments of £25,000 and Mr. Dundas is eligible for bonuses.

Warrants

In June 2017, in connection with their election to the Board of Directors as part of the Troika Merger, the following directors were awarded five-year warrants issuable at $0.05 per share to purchase their respective shares:  Jeffrey Schwartz (7,500,000 shares), Jeff Kurtz (1,000,000 shares), and Robert Machinist (2,500,000 shares).  Warrants to purchase 17,500,000 and 12,500,000 shares of Common Stock were issued on February 15, 2017 and June 15, 2017 to SAB Management LLC (“SAB”), of which Andrew Bressman, Managing Director, is a member.  Subsequently, SAB’s warrants were consolidated into a single warrant upon the same terms.

In August, 2018, the Company increased the number of warrants issued to Jeff Kurtz to 5,000,000 shares.  Thomas Antoni Ochocki, a director, is an affiliate of Union Investment Management, Ltd., an advisor to the Company which received warrants to purchase 1,450,000 shares in connection with the Company’s Series C and D Preferred Stock Offerings.  These warrants were issued to its respective designees as instructed by Union. See “Certain Relationships and Related Person Transactions.”

On August 1, 2017, Robert Machinist was awarded warrants to purchase 2,500,000 shares of Common Stock exercisable at $0.05 per share and vesting in three equal installments over a three-year period from the date of grant.  On May 1, 2018, in connection with his appointment as Chief Executive Officer of the Company, Robert Machinist was awarded warrants to purchase 2,500,000 shares of Common Stock immediately exercisable at $0.05 per share for five (5) years.  He was awarded 2,500,000 warrants exercisable at $0.05 per share for five (5) years as executive compensation in each of fiscal 2018 and 2019, bringing his total amount of warrants up to 10,000,000.

In connection with consulting services provided by Dovetail Trading Ltd. associated with the Company’s Series C and D Preferred Stock Offerings, Dovetail has received 460,000 warrants to purchase the common stock of the Company at $0.05 a share.   Daniel Jankowski, as designee of Dovetail Trading Ltd., of which he is a principal, received warrants prior to his appointment to the Board of the Company.

On July 12, 2019, Jeffrey Schwartz, Daniel Jankowski and Thomas Ochocki were awarded 2,500,000, 1,000,000 and 1,000,000 warrants exercisable at $0.05 per share.

Options - 2015 Plan

On June 13, 2017, the Company’s board of directors amended the 2015 Employee, Director and Consultant Equity Incentive Plan (the “2015 Plan”) shares of Common Stock to increase the authorized number of shares to 50,000,000.  The purpose of the 2015 Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the 2015 Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long term incentive awards. The 2015 Plan will be administered by our board of directors until authority has been delegated to a committee of the Board of Directors.

On June 12, 2017, the Board of Directors granted an aggregate of 33,000,000 options to the following persons.  Each option is exercisable for five (5) years at $0.05 per share:

Christopher Broderick, Chief Operating Officer (12,000,000 shares) vesting one-half (50%) on July 1, 2018 and one-half (50%) on July 1, 2019.

Michael Tenore, General Counsel (5,000,000 shares) vesting 3,500,000 shares on June 1, 2019 and 1,500,000 shares vesting one-half (50%) on July 1, 2018 and one-half (50%) on July 1, 2019.

Daniel Pappalardo, President, Troika Design Group (7,500,000 shares) vesting 50% on July 1, 2018 and 50% on July 1, 2019; and

Four (4) employees of Troika Design Group (an aggregate of 8,500,000 shares) - each option vests 20% on June 18, 2018 and the remaining 80% vests 1/48th per month over the next forty-eight (48) months.

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On August 25, 2017, the Board of Directors granted options to purchase 10,000,000 shares of Common Stock at $0.05 per share to Robert Schwartz upon his becoming President of Troika Services, a subsidiary of the Company.  These options vest one-third each on August 25, 2018, 2019 and 2020.

An additional 12,000,000 options are issued and outstanding under the 2015 Plan, or otherwise, exercisable at $0.05 a share to existing employees.

In May of 2019, Mr. Broderick and Mr. Tenore’s options were amended to be exercisable at $0.03 a share.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Director Compensation

Each of our non-employee directors has been granted warrants or options for their services as described above.

Limitation of Officers’ and Directors’ Liability and Indemnification

Our Articles of Incorporation limits the liability of our directors and provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) any transaction from which a director derives an improper personal benefit.  Our Articles of Incorporation also provides that we shall indemnify our directors to the fullest extent permitted under the Nevada Revised Statutes.  In addition, our Bylaws provide that we shall indemnify our directors to the fullest extent authorized under the laws of the State of Nevada.  Our By-laws also provide that our Board of Directors shall have the power to indemnify any other person that is a party to an action, suit or proceeding by reason of the fact that the person is an officer or employee of our company.

Under Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and (b) is not liable pursuant to Nevada Revised Statutes Section 78.138, and performed his powers in good faith and with a view to the interests of the Corporation.

Under the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and (b) is not liable pursuant to Section 73.138 of the Nevada Revised Statutes.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if settlement and damage awards against directors and officers pursuant to these limitations of liability and

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance; The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of the transactions we have engaged in since July 1, 2016 with our directors, executive officers and beneficial owners of more than five percent of our voting securities and their affiliates.

See “Executive Compensation” for the terms and conditions of employment agreements and senior management consulting agreements and options and warrants issued to officers, directors, consultants and senior management of the Company.

Union Investment Management

Troika paid to Union Investment Management, LLC (“Union”), a United Kingdom entity, a commission of 10% of any funds raised by it under the Company’s Series C and D Preferred Stock Offerings.  Union also received 100,000 warrants exercisable at $0.25 per share for every million dollars raised.   Union is a related party to Board member Tom Ochocki.  Accordingly, Mr. Ochocki has recused himself from all deliberations and voting regarding the Company’s financings and Union related matters.  Upon the completion of the Company’s Series C Preferred Stock Offering, the Company paid Union and/or its designees $1,860,500.00 and issued 61,550,000 warrants exercisable at $0.05 per share.  Upon the completion of the Company’s Series D Preferred Stock Offering, the Company paid Union and/or its designees, initially Dovetail Trading Ltd. (“Dovetail”) $550,000 and issued 900,000 warrants exercisable at $0.25 per share which were assigned to Beatrice Moeller, Mr. Ochocki’s wife.

In connection with consulting services provided by Dovetail Trading Ltd. associated with the Company’s Series C and D Preferred Stock Offerings, Dovetail has received 460,000 warrants to purchase the common stock of the Company at $0.05 a share.   Daniel Jankowski, as designee of Dovetail Trading Ltd., of which he is a principal, received warrants prior to his appointment to the Board of the Company.

Legal Proceedings Concerning Robert DePalo

Robert DePalo owned approximately 18.4% of the issued and outstanding common stock (approximately 8.7% of the Voting Securities) of the Company.  As of March 27, 2015 , Mr. DePalo resigned as a director, officer and/or employee of  SignalPoint Holdings Corp., a currently non-operating subsidiary of the Company  (and any subsidiaries thereof).  As a result, since that date, Mr. DePalo has not been  involved in the day to day management of the Company or any of its subsidiaries in any way.  On May 20, 2015, the New York County District Attorney charged Robert DePalo with various offenses relating to foreign investors. Simultaneously, the SEC commenced an action against Mr. DePalo (et al.) in the Southern District of New York based on the same facts alleged by the New York District Attorney. In July, 2018, the jury convicted Mr. DePalo on 15 of 16 counts and he is currently incarcerated.  The actions described therein have zero relation to the Company or any of its wholly owned subsidiaries.  The shares of common stock previously held by Mr. DePalo are now the property of the New York County District Attorney’s Office for the benefit of those aggrieved by Mr. DePalo.  See “Business - Discontinued Operations” and “Principal Stockholders.”

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Policy for Approval of Related Person Transactions

Pursuant to a written charter to be adopted by our proposed audit committee upon the consummation of the offering, the audit committee will be responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest:

●         our executive officers;

●         our directors;

●         the beneficial owners of more than five percent of our securities;

●         the immediate family members of any of the foregoing persons; and

●         any other persons whom our board determines may be considered related persons.

For purposes of this policy, “immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the household with the executive officer, director or five percent beneficial owner.

In reviewing and approving such transactions, our audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval.  Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee.  This approval authority may also be delegated to the chair of the audit committee in some circumstances. No related person transaction shall be entered into prior to the completion of these procedures.

Our audit committee or its chair, as the case may be, shall approve only those related person transactions that are determined to be in, or not inconsistent with, our best interest and our stockholders’ best interests, taking into account all available facts and circumstances as the committee or the chair determines in good faith to be necessary.  These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally.  No member of our audit committee shall participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

PRINCIPAL STOCKHOLDERS

The following table indicates beneficial ownership of our Common Stock, as of the date of this prospectus and on a fully diluted basis for all 495,569,863 voting securities and as adjusted to reflect the sale of common stock in this offering, reflecting the beneficial ownership of our common stock by the following provisions:

●        By each person or entity known by us to beneficially own more than 5% of the outstanding shares of our common stock;

●        By each of our executive officers, directors and Senior Management as of June 30, 2019; and

●        By all of our executive officers and directors as a group June 30, 2019.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Troika Media Group, Inc., 101 S Brea Avenue, Los Angeles California 90036. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and general includes voting or investment power with respect to securities. Shares of common stock subject to options (or other convertible securities) exercisable within 60 days after the date of this Memorandum, are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

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Name and Address of Beneficial Owner	Number of Shares	Before Offering		After Offering
		Common Stock (1)	Voting Securities (2)	Voting Securities

Christopher Broderick	12,000,000 (3)	5.0%	2.4%

Daniel Pappalaro	28,069,000 (4)	11.1%	5.6%

Michael Tenore	5,000,000(16)	2.2%	1.0%

Jeffrey Schwartz	10,000,000 (5)	4.4%	2.0%

Robert B. Machinist	10,000,000 (6)	4.4%	2.0%

Kevin Dundas	4,000,000 (7)	1.8%	*

Jeff Kurtz	5,000,000 (8)	2.2%	1.0%

Thomas Tadeus Antoni Ochocki	1,900,000 (9)	*	*

Daniel Jankowski	2,010,000 (10)	*	*

All executive officers and directors (9 persons)	77,979,000 (3)(4)(5)(6) (7)(8)(9)(10)	27.3%	14.1%

SAB Management, LLC (Andrew Bressman) (11)	30,000,000 (12)	11.6%	5.7%

Peter Coates Brook Farm Newcastle Road Betchton, Sandboch Cheshire United Kingdom CW11 2TG	118,543,580 (13)	34.2%	23.9%

Geoffrey Noel Bond Apt. 1, 5th Floor CG Casa 150 Sukhumvit SOI 22 Klongtoey Wattana Bangkok 10110, Thailand	39,600,000(14)	14.8%	8.0%

NY County District Attorney for benefit of Shareholders of Pangaea Trading Partners LLC	41,885,408	18.4%	8.5%

 ____________

*Less than 1% of the issued and outstanding Shares.

(1)	Based on 228,169,348 shares of common stock issued and outstanding as of June 30, 2019.

(2)	Based on 495,569,863 shares, including 228,169,348 shares of Common Stock issued and outstanding; 2,495,000 shares of Series B Preferred Stock convertible into approximately 8,910,715 shares of common stock at $0.28 per share; 911,149 shares of Series C Preferred Stock convertible into approximately 182,229,800 shares of Common Stock; and 1,906,500 shares of Series D Preferred Stock convertible into approximately 76,260,000 shares of Common Stock. No officer and director held any shares of preferred stock.

(3)	These shares are issuable upon exercise of options granted to Mr. Broderick on June 12, 2017, which are exercisable at $0.05 per share. One-half (50%) of the options vested on July 1, 2018 and the remaining one-half (50%) vest on July 1, 2019. In May of 2019, the exercise price was amended to $0.03 per share.

(4)	Of these shares, 7,500,000 are issuable upon exercise of options granted to Mr. Pappalardo on June 12, 2017, which are exercisable at $0.05 per share. One-half (50%) of the options vested on July 1, 2018 and the remaining one-half (50%) vest on July 1, 2019. Included in the 20,569,000 shares of Common Stock received in connection with the June 2017 Troika Merger are 3,070,000 shares (10% of Merger consideration) held in escrow.

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(5)	These shares are issuable upon exercise of warrants issued to Mr. Jeff Schwartz on June 23, 2017 upon his becoming Chairman of the Board of Directors. The warrants are exercisable at $0.05 per share and 2,500,000 shares vested one (1) year from the date of grant and the remaining 5,000,000 shares are immediately exercisable.

(6)	On August 1, 2017, Robert Machinist was awarded warrants to purchase 2,500,000 shares of Common Stock exercisable at $0.05 per share and vesting in three equal installments over a three-year period from the date of grant. On May 1, 2018, in connection with his appointment as Chief Executive Officer of the Company, Robert Machinist was awarded warrants to purchase 2,500,000 shares of Common Stock immediately exercisable at $0.05 per share for five (5) years. He was awarded 2,500,000 warrants exercisable at $0.05 per share for five (5) years as executive compensation in each of fiscal 2018 and 2019, bringing his total amount of warrants up to 10,000,000.

(7)	On March 14, 2019, Mr. Dundas was issued 4,000,000 warrants exercisable at a price of $0.10 per share in consideration for his services. 50% of the warrants vest on December 31, 2019 with the remainder vesting upon the uplisting of the Company’s securities.

(8)	These shares are issuable upon exercise of 1,000,000 warrants issued to Mr. Jeff Kurtz on June 16, 2017 upon his election to the Board of Directors. These warrants are exercisable at $0.05 per share and vest in equal installments over a two (2) year period from the date of grant. On May 1, 2018, Mr. Kurtz was issued an additional 3,000,000 five-year warrants exercisable at $0.05 per share commencing on May 1, 2019. Mr. Kurtz’s warrants were amended to bring his total allotment to 5,000,000 warrants in August, 2018 to bring his compensation in line with other board members.

(9)	These shares are issuable upon exercise of 900,000 warrants held in the name of Mr. Ochocki’s wife and 1,000,000 warrants granted in his name. Mr. Ochocki disclaims beneficial ownership of the securities held by his wife. Mr. Ochocki is serving on the Board of Directors representing the Coates’ families’ interest. See Footnote 13 below.

(10)	Mr. Jankowski is serving on the Board of Directors representing Union Investment Management. Includes 910,000 shares of Common Stock issuable upon exercise of warrants issued for consulting services rendered by Dovetail Trading Ltd., of which Mr. Jankowski is a principal; and 1,000,000 shares of Common Stock issuable upon exercise of warrants issued as a Member of the Board of Directors. 100,000 shares of Common Stock issuable upon exercise of warrants issued for consulting services by Mr. Jankowski prior to his joining the Board of Directors.

(11)	Mr. Bressman is a consultant acting as Managing Director and Head of Business Development of the Company.

(12)	These shares are issuable upon exercise of ten (10) year warrants issued as of February 15, 2017 and June, 2017 and 2018 to SAB Management LLC, of which Mr. Bressman is a Member. These warrants are exercisable on a cashless basis at $0.03 per share. Fifty (50%) percent of the warrants vested on December 1, 2017 and 50% vested on June 1, 2018, however, the closing price of the Company’s common stock must be at least $0.03 per share at the time of vesting.

(13)	Included in these shares are 90,197,400 shares issuable upon conversion of 450,987 shares of Series C Preferred Stock; 22,000,000 shares issuable upon conversion of $5,500,000 of Series D Preferred Stock; 68,402 shares of Common Stock held by Peter Coates; and 5,777,778 shares of Common Stock held by Denise Coates, Mr. Coates’ adult daughter.

(14)	These shares are issuable upon conversion of $9,900,000 of Series D Preferred Stock at $0.25 per share.

(15)	Shares of Common Stock previously owned by Mr. DePalo, who resigned from all positions with the Company as of March 27, 2015 upon the Subsidiary Merger. These shares are the property of the New York County District Attorney’s Office to be distributed pro rata to the shareholders of Pangaea Trading Partners LLC, an unaffiliated company. See “Certain Relationships and Related Person Transactions”.

(16)	These shares are issuable upon exercise of options granted to Mr. Tenore in October, 2017, which are exercisable at $0.05 per share. One-half (50%) of the options vested on July 1, 2018 and the remaining one-half (50%) vest on July 1, 2019. In May 2019, the exercise price was amended to $0.03 per share.

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DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

We are currently authorized to issue 600,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.20 par value per share.  Upon completion of the offering, there will be [●] shares of common stock and 6,032,649 shares of preferred stock outstanding.  All shares and per share data in this prospectus give retroactive effect to a one for _______ reverse stock split to be effected prior to the effective date.

As of June 30, 2018, there were outstanding options to purchase 41,612,500 shares of common stock and outstanding warrants to purchase 81,485,000 shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our board of directors is authorized, without further shareholder approval, to issue from time to time up to a total of 15,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

The Company has authorized 15,000,000 preferred shares with a $0.01 par value, of which 720,000 shares have been designated as Class A Preferred Stock.  The Class A Preferred Stock has a liquidation preference of $0./20 par value and is entitled to receive cumulative annual dividends at the rate of 9%, payable in either cash or additional shares of Class A Preferred Stock, at the option of the Company.  As of January 12, 2018, there were 720,000 shares of Class A Preferred Stock issued and outstanding.  Undeclared Class A dividends accumulated and unpaid as of 2014 and 2013 were $211,080 and $198,120, respectively; these dividends are not included in accrued expenses.

As of July 15, 2019, there were: (i) 2,495,000 shares of Series B Preferred Stock issued and outstanding convertible at $0.28 per share into approximately 8,910,715 shares of Common Stock; (ii) 911,149 shares of Series C Preferred Stock issued and outstanding convertible at $0.05 per share into approximately 182,229,800 shares of Common Stock; and (iii) 1,906,500 shares of Series D Preferred Stock issued and outstanding convertible at $0.25 per share into approximately 76,260,000 shares of Common Stock .

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Anti-Takeover Provisions of Nevada Law, our Restated Certificate of Incorporation and our Amended and Restated Bylaws

Anti-Takeover Effect of Nevada Law

We may in the future become subject to Nevada’s control share laws. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders of record, at least 100 of whom are residents of Nevada, and if the corporation does business in Nevada, including through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. The Company currently has fewer than 100 stockholders of record who are residents of Nevada and does not do business in Nevada.

The control share law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law any longer.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, a stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights for the control shares, is entitled to demand fair value for such stockholder’s shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for two years after the interested stockholder first becomes an interested stockholder, unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an interested stockholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous two years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “business combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage a party interested in taking control of the Company from doing so if it cannot obtain the approval of our Board.

Indemnification

Our Articles of Incorporation limits the liability of our directors and provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) any transaction from which a director derives an improper personal benefit.  Our Articles of Incorporation also provides that we shall indemnify our directors to the fullest extent permitted under the Nevada Revised Statutes.  In addition, our Bylaws provide that we shall indemnify our directors to the fullest extent authorized under the laws of the State of Nevada.  Our By-laws also provide that our Board of Directors shall have the power to indemnify any other person that is a party to an action, suit or proceeding by reason of the fact that the person is an officer or employee of our company.

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Under Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and (b) is not liable pursuant to Nevada Revised Statutes Section 78.138, and performed his powers in good faith and with a view to the interests of the Corporation.

Under the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and (b) is not liable pursuant to Section 73.138 of the Nevada Revised Statutes.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if settlement and damage awards against directors and officers pursuant to these limitations of liability and

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance; The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is AST Financial, with offices at 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied to have our common stock listed on the [XXXX] under the symbol “[●].”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no active market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time.

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Upon completion of this offering, we will have [●] shares of common stock outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon completion of this offering, an initial public offering price of $[●] per share[, the midpoint of the range listed on the cover page of this prospectus, no exercises of the Underwriters’ over-allotment option and no exercise of outstanding options or warrants, and that the closing of this offering occurs on [●], See “Prospectus Summary-General Information About This Prospectus.”  Of these shares, the [●] shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.  The remaining [●] shares of common stock existing are “restricted securities” as defined in Rule 144.  Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below.  As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares                                                      Date

[●]                                                                    On the date of this prospectus.

[●]                                                                    At 90 days from the date of this prospectus.

[●]                                                                    At various times between the 90 days and 180 days* from the date of this prospectus.

[●]                                                                    At or after 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).

*  This 180-day period corresponds to the end of the lock-up period described below in "Lock-Up Agreements

Rule 144

In general, under Rule 144, beginning 90 days after this offering, a person, or persons whose shares are aggregated, other than any affiliate of ours, who owns shares that were purchased from us or any affiliate of ours at least six months previously, is entitled to sell such shares as long as current public information about us is available.  In addition, our affiliates who own shares that were purchased from us or any affiliate of ours at least six months previously are entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of our then-outstanding shares of common stock, which will equal approximately [●] shares immediately after this offering, and (2) the average weekly trading volume of our common stock on the EXCHANGE during the four calendar weeks preceding the filing of a notice of the sale on Form 144, or, if no such notice is required, the date of the receipt of the order to execute the sale.  Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements in specified circumstances and the availability of current public information about us.

Furthermore, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least one year previously, would be entitled to sell shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

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Registration Rights

Piggyback rights and underwriter

Stock Options

As of June 30, 2018 options to purchase a total of 41,612,500 shares of common stock were outstanding.  An additional 8,378,500 shares of common stock were available for future option grants under our stock plans.  Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans.

Lock-Up Agreements

Upon completion of this offering all of our directors and executive officers and substantially all of the holders of  five (5%) percent or greater of our capital stock will have signed lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less than 180 days from the date of this prospectus without the prior written consent of [XXXX]. The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, dated __, 2019 we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which [XXXX] is acting as representative, have severally, and not jointly, agreed to purchase on a firm commitment basis the number of shares offered in this offering set forth opposite their respective names below, at the public offering price, less the underwriting discounts and commission set forth on the cover page of this prospectus.

Name	Number of Shares
XXXXXXX

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase on a several, but not joint basis, all shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to the authorization and the validity of the shares being accepted for listing on [XXXX]and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required

Pricing of Securities

The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $[*] per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $[*] per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of our shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

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The public offering price for the shares was determined by negotiation between us and the representative.  The principal factors considered in determining the public offering price of the shares included:

●	the information in this prospectus and otherwise available to the underwriters;
●	our prospects and the history and the prospects for the industry in which we compete;
●	An assessment of our management;
●	our current financial condition and the prospects for our future cash flows and earnings;
●	the general condition of the economy and the securities markets at the time of this offering;
●	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies;
●	the public demand for our securities in this offering; and
•	other factors deemed deviant by the underwriters and us

We cannot be sure that the public offering price will correspond to the price at which our shares will trade in the public market following this offering or that an active trading market for our shares will develop and continue after this offering.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $_____ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Option to purchase additional shares exercise	With Full Option to purchase additional shares exercise

Per Share	$	$
Total	$	$

 We estimate that the total expenses of this offering, including registration, filing and listing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or/(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the Representative for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. We have applied to list our common stock on the [_______] Market under the symbol “________”.

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Over-allotment Option

We will grant a 45-day option to the representative of the underwriters to purchase additional shares of common stock up to an additional 15% of common stock sold in the offering ([●]additional shares) solely to cover over-allotments, if any, at the same price as the initial shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting fees and expenses and net proceeds (before expenses) to us will be $[●], $[●], and $[●] respectively.

Lock-ups

All of our directors and executive officers and substantially all of the holders of our capital stock will enter into  lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less than 180 days from the date of this prospectus without the prior written consent of the Company and ______________, as representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

State Blue Sky Information

We intend to offer and sell the shares of common stock offered hereby to retail customers and institutional investors in all 50 states. However, we will not make any offer of these securities in any jurisdiction where the offer is not permitted.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Terms

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

Stabilization

Until the distribution of the shares of common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters, if any, to bid for and to purchase our securities. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
●

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

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●

Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the shares of common stock originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on the ____________ Market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, NY 10158.  The Underwriters are being represented by ________________.

EXPERTS

The financial statements of Troika Media Group Inc. and its subsidiaries as of and for the years ended June 30, 2018 and 2017 included in this prospectus have been audited by RBSM LLP, an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File No. 333-[●]) under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address.  You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330.  In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.  If you do not have Internet access, requests for copies of such documents should be directed to Michael Tenore, the Company s General Counsel at Troika Media Group, Inc., 101 S. La Brea Avenue, Los Angeles, California 90036.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC.  You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the website of the SEC referred to above.

- 66 -

TROIKA MEDIA GROUP INC.

and Subsidaries

- 67 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Troika Media Group, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Troika Media Group, Inc. and subsidiaries (the Company) as of June 30, 2018 and 2017, and the related consolidated statements of operations, stockholders equity (deficit), and cash flows for each of the years in the two-year period ended June 30, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2018 and 2017, and the consolidated results of its operations and its cash flows for the years ended June 30, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

/s/  RBSM LLP

       RBSM LLP

       Henderson, NV

July 31, 2019

F - 1

Troika Media Group, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30,

	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$2,096,000	$2,071,000
Accounts receivable, net	2,188,000	1,056,000
Due from related parties	835,000	-
Prepaid expenses	1,194,000	161,000
Cost in excess of billings	1,146,000	-
Total current assets	7,459,000	3,288,000

Property and equipment, net	1,176,000	1,133,000
Intangible assets, net	14,073,000	3,447,000
Goodwill	22,429,000	2,898,000
Total assets	$45,137,000	$10,766,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$6,389,000	$2,382,000
Due to related parties	4,554,000	-
Convertible notes payable	90,000	350,000
Note payable -related party	435,000	435,000
Billings in excess of cost	2,831,000	140,000
Deferred rent - short term portion	260,000	230,000
Contingent earn out - related parties - short term portion	1,195,000	-
Liabilities of discontinued operations - short term portion	6,528,000	-
Total current liabilities	22,282,000	3,537,000

Long term liabilities:
Deferred rent - long term portion	600,000	842,000
Contingent earn out - related parties - long term portion	6,376,000	-
Liabilities of discontinued operations - long term portion	6,585,000	13,618,000

Total liabilities	35,843,000	17,997,000

Stockholders’ equity (deficit):
Preferred stock, $0.20 par value: 15,000,000 shares authorized
Series A Preferred Stock ($0.20 par value: 5,000,000 shares authorized, 720,000 shares issued and outstanding as of June 30, 2018 and 2017, respectively)	144,000	144,000
Series B Convertible Preferred Stock ($0.20 par value: 3,000,000 shares authorized, 2,495,000 shares issued and outstanding as of June 30, 2018 and 2017, respectively)	499,000	499,000
Series C Convertible Preferred Stock ($0.20 par value: 1,200,000 shares authorized, 884,899 and 706,509 shares issued and outstanding as of June 30, 2018 and 2017, respectively)	177,000	141,000
Series D Convertible Preferred Stock ($0.20 par value: 2,500,000 shares authorized, 616,500 and 0 shares issued and outstanding as of June 30, 2018 and 2017, respectively)	123,000	-
Common stock, ($0.001 par value: 600,000,000 shares authorized; 228,169,348 and 169,919,348 shares issued and outstanding as of June 30, 2018 and 2017, respectively)	228,000	170,000
Additional paid-in-capital	157,168,000	128,921,000
Stock payable	443,000	589,000
Accumulated deficit	(149,584,000)	(137,691,000)
Other Comprehensive Loss	96,000	(4,000)
Total stockholders’ equity (deficit)	9,294,000	(7,231,000)
Total liabilities and stockholders’ equity (deficit)	$45,137,000	$10,766,000

The accompanying notes are an integral part of these consolidated financial statements.

F - 2

Troika Media Group, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Year Ended June 30,

	2018	2017

Project revenues, net	$8,535,000	$554,000
Cost of revenues	5,960,000	306,000
Gross profit	2,575,000	248,000

Operating expenses:
Selling, general and administrative expenses	14,404,000	3,449,000
Loss from operations	(11,829,000)	(3,201,000)

Other income (expense):
Gain from settlement of debt	-	309,000
Interest expense	(64,000)	(515,000)
Total other income (expense)	(64,000)	206,000

Net loss from continuing operations before income tax	(11,893,000)	(3,407,000)
Provision for income tax	-	-
Net loss from continuing operations	(11,893,000)	(3,407,000)

Net income from discontinued operations, net of tax	-	43,000
Net loss	$(11,893,000)	$(3,364,000)

Basic loss from continuing operations per share	$(0.07)	$(0.03)

Weighted average common shares outstanding
Basic and diluted weighted average common shares outstanding	177,568,663	137,598,252

The accompanying notes are an integral part of these consolidated financial statements.

F - 3

F - 4

Troika Media Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended June 30,

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net gain (loss)	$(11,893,000)	$(3,364,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	401,000	17,000
Amortization	574,000	24,000
Imputed interest for note payable	13,000	20,000
Amortization of beneficial conversion feature	-	430,000
Gain from settlement of debt	-	(309,000)
Stock-based compensation	2,195,000	1,367,000
Change in operating assets and liabilities:
Accounts receivable	670,000	(368,000)
Prepaid expenses and other current assets	(8,000)	254,000
Accounts payable and accrued expenses	576,000	(56,000)
Deferred rent	(211,000)	(8,000)
Deferred revenue	83,000	140,000
Net cash used in operating activities	(7,600,000)	(1,853,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(81,000)	-
Net cash paid for acquisition of Troika	-	(37,000)
Net cash paid in connection with settlement with creditor	-	(38,000)
Net cash paid for acquisition of Mission	(4,620,000)	-
Net cash used in investing activities	(4,701,000)	(75,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of series C convertible preferred shares for cash	1,576,000	7,236,000
Issuance of series D convertible preferred shares for cash	11,365,000	-
Proceeds from convertible notes payable	-	405,000
Payment to convertible note payable	(110,000)
Payment to settlement of debt acquired from Troika acquisition	-	(2,800,000)
Net cash (used in) provided by financing activities	12,831,000	4,840,000

CASH FLOWS FROM DISCONTINUED OPERATIONS:
Net cash used in discontinued operations – operating activities	-	(137,000)
Net cash used in discontinued operations – financing activities	(505,000)	(758,000)
Net cash (used in) provided by discontinued operations	(505,000)	(895,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,000	2,018,000
CASH AND CASH EQUIVALENTS — beginning of period	2,071,000	53,000
CASH AND CASH EQUIVALENTS — end of period	$2,096,000	$2,071,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$1,000	$1,000
Noncash investing and financing activities:
Common stock issued for settlement of accounts payable	$500,000	$-
Stock payable for conversion of convertible notes payables and accrued interest	$167,000	$276,000
Stock payable for settlement of discontinued operations note payable	$-	$313,000
Common stock issued for settlement of debt	$-	$160,000
Common stock issued for Troika acquisition	$-	$1,535,000
Common stock issued for Mission acquisition	$12,500,000	$-
Due to related party from Mission acquisition	$4,554,000	$-
Foreclosure of Signal Point Communications, Inc. and subsidiaries	$-	$9,487,000
Beneficial conversion feature for convertible notes payable	$-	$405,000

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

TROIKA MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2018 and 2017

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND NATURE OF BUSINESS

Troika Media Group, Inc. (formerly M2 nGage Group, Inc. and Roomlinx, Inc.) (the "Company", “TMG”, "Roomlinx" or "M2 Group") was formed in 2003 under the name RL Acquisition, Inc. pursuant to the laws of the State of Nevada.

The Company operates as a brand consulting and marketing agency specializing in the entertainment and sports media category. Our clients are, in the entertainment, sports, media, gaming and consumer brands, seeking new ways to connect with consumers, audiences and fans through evolving media and technology.

During the year ended December 31, 2013, Signal Point Holdings Corp. ("SPHC"), a subsidiary of the Company, closed down the operations of its Signal Point Corp. (“SPC”) subsidiary. This decision was made as a result of a continuing decline in revenues, increasing costs and Federal and state regulatory environment that continued to pressure margins in the SPC businesses. As a result of the decision to shut down SPC, all applicable employees were terminated, as were leases for facilities and office.

On March 27, 2015, the Company entered into and completed (the "Closing") a Subsidiary Merger Agreement (the "SMA") by and among the Company, Signal Point Holdings Corp. ("SPHC"), SignalShare Infrastructure, Inc. ("SSI") and RMLX Merger Corp. Upon the terms and conditions of the SMA, the Company's wholly-owned subsidiary RMLX Merger Corp., a Delaware corporation, was merged with and into SPHC, with SPHC and its operating subsidiaries surviving as a wholly-owned subsidiary of the Company (the "Subsidiary Merger"). The Company’s operations, of Roomlinx, Inc., existing at the time of the SMA were transferred into a newly-formed, wholly-owned subsidiary named SignalShare Infrastructure Inc. As a result of the SMA, the former shareholders of SPHC, a privately-owned Delaware corporation, received an aggregate of approximately 85% of the fully diluted common stock of the Company.

On May 11, 2016, SSI, completed the foreclosure sale of substantially all of the assets of SSI (other than certain excluded agreements) pursuant to Article 9 of the Uniform Commercial Code. SSI, which held the operations of the Company prior to the SMA, terminated all of its employees and ceased operations.

On July 5, 2016, SignalShare, LLC filed for bankruptcy voluntarily pursuant to Chapter 7 of the Bankruptcy Code. The case was filed in the U.S. Bankruptcy Court, District of New Jersey and is captioned case no. 16-23003.

On July 28, 2016, The Company’s name was changed to M2 nGage Group, Inc.

On July 14, 2017, Troika Media Group, Inc. ("TMG") was created as a Nevada Corporation. TMG began operations on June 14, 2017 by acquiring all the assets and liabilities of Troika Design Group, Inc ("TDG"). TMG operates from its main facilities and offices located in Los Angeles, California and Englewood Cliffs, New Jersey. Pursuant to the terms of a Merger Agreement dated June 12, 2017, on June 14, 2017, TMG, a wholly-owned subsidiary of M2nGage Group, Inc. was merged with and into Troika Acquisition Corp. with the company as the surviving entity and a wholly-owned subsidiary of the acquirer. The total purchase price was $5.0 million in cash plus 30,700,000 shares of common stock of the acquirer.

F - 6

CURRENT ACQUISITION

On June 29, 2018, the Company entered into an agreement to acquire all of the issued and outstanding membership interest of Mission Culture LLC and all of the outstanding ordinary shares of Mission-Media Holdings Limited. The Company formed a wholly-owned subsidiary Troika-Mission Holdings, Inc, as the acquisition company. See note 2 – Acquisitions for further details.

LIQUIDITY

In June 2018, management completed the acquisition of Mission Culture LLC and Mission-Media Holdings Limited (collectively “Mission”). Management believes the synergies between the Company and Mission will create the ability to support a positive cash flow from operations.

Subsequent to June 30, 2018, the Company raised approximately $10,550,000 with the issuance of 1,055,000 shares of series D convertible preferred stock through December 31, 2018.

Management's plans to achieve profitability are as follows:

•	Acquired Mission to increase Troika’s footprint in a major media markets, such as NY and London.
•	Raised $10.0MM; these funds were used towards the Mission acquisition and to further the Company’s integration and business development strategy
•	Received committed funds of $2.0MM to be used to further the support of the Company’s growth of operations
•	Save costs in overhead through reduced headcount due to synergies achieved in merger with Mission
•	Expand consulting services with existing Mission and Troika clients
•	Increase business development in NY and London as a result of the Mission acquisition; likewise, add to Mission business development due to Troika’s existing clientele
•	Consolidated 2019 forecast of all entities will achieve over $1.6MM in adjusted EBITDA after synergies.

Based on this recent acquisition and management’s plans, the Company believes that the current cash on hand and anticipated cash from operations is sufficient to conduct planned operations for one year from the issuance of the financial statements

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of TMG, and its wholly-owned subsidiaries, Troika Design Group, Inc. (California), Troika Services Inc. (New York), Troika Analytics Inc. (New York), Troika Productions, LLC (California), Troika-Mission Holdings, Inc. (New York), Mission Culture LLC (Delaware), Mission-Media Holdings Limited (England and Wales), and Mission Media USA, Inc. (New York). All significant intercompany accounts and transactions have been eliminated in consolidation.

PURCHASE ACCOUNTING AND BUSINESS COMBINATIONS

The Company accounts for its business combinations using the purchase method of accounting which requires that intangible assets be recognized apart from goodwill if they are contractual in nature or separately identifiable. Acquisitions are measured on the fair value of consideration exchanged and, if the consideration given is not cash, measurement is based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more reliably measurable. The excess of cost of an acquired entity over the fair value of identifiable acquired assets and liabilities assumed is allocated to goodwill.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

F - 7

Significant estimates and assumptions made by management include, among others, the assessment of the collectability of accounts receivable and the determination of the allowance for doubtful accounts, the valuation and useful life of capitalized equipment costs and long-lived assets, the determination of the useful lives and any potential impairment of long-lived assets such as intangible assets, the valuation of goodwill, stock-based compensation, and deferred tax assets. Actual results could differ from those estimates.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The Company has estimated the fair value of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the book value of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses, as of June 30, 2018 and 2017, respectively, approximate fair value based on their short-term nature.

FAIR VALUE MEASUREMENT

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as June 30, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates, on a periodic basis, long-lived assets to be held and used for impairment in accordance with the reporting requirements of ASC 360-10. The evaluation is based on certain impairment indicators, such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If these impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, then an estimate of the undiscounted value of expected future operating cash flows is used to determine whether the asset is recoverable and the amount of any impairment is measured as the difference between the carrying amount of the asset and its estimated fair value. The fair value is estimated using valuation techniques such as market prices for similar assets or discounted future operating cash flows.

F - 8

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company periodically has cash balances which exceed federally insured limits.

As of June 30, 2018, five customers accounted for approximately 40.0% of total accounts receivable. For the year ended June 30, 2018, six customers accounted for 50.0% of net revenues. As of June 30, 2017, six customers accounted for approximately 65% of total accounts receivable. For the year ended June 30, 2017, four customers accounted for 88% of net revenues.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. As of June 30, 2018 and 2017, the Company had no cash equivalents.

ACCOUNTS RECEIVABLE

Our accounts receivable are amounts due from our clients. The Company accounts for unbilled accounts receivable using the percentage-of-completion accounting method for revenue recognized and the customer has not been invoiced due to the terms of the contract or the timing of the account invoicing cycle.

For those clients to whom we extend credit, we perform periodic evaluations of accounts receivable and maintain allowances for potential credit losses as deemed necessary.

The Company periodically reviews the outstanding accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. When a customer’s account is deemed to be uncollectible the outstanding balance is charged to the allowance for doubtful accounts. As of June 30, 2018 and 2017, the Company had $273,000 and zero, in allowance for doubtful accounts, respectively.

FURNITURE AND EQUIPMENT, NET

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Furniture and equipment consist of furniture and computer equipment. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the statements of income in the period realized.

GOODWILL AND INTANGIBLE ASSETS

As a result of acquisitions, the Company recorded goodwill and identifiable intangible assets as part of its allocation of the purchase consideration.

Goodwill

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill is tested annually at June 30 for impairment. The annual qualitative or quantitative assessments involve determining an estimate of the fair value of reporting units in order to evaluate whether an impairment of the current carrying amount of goodwill exists. A qualitative assessment evaluates whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step quantitative goodwill impairment test. The first step of a quantitative goodwill impairment test compares the fair value of the reporting unit to its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss may be recognized. The amount of impairment loss is determined by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount. If the carrying amount exceeds the implied fair value then an impairment loss is recognized equal to that excess. No impairment charges have been recorded as a result of the Company’s annual impairment assessments. The Company has adopted the provisions of ASU 2017-04—Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 requires goodwill impairments to be measured on the basis of the fair value of a reporting unit relative to the reporting unit’s carrying amount rather than on the basis of the implied amount of goodwill relative to the goodwill balance of the reporting unit. Thus, ASU 2017-04 permits an entity to record a goodwill impairment that is entirely or partly due to a decline in the fair value of other assets that, under existing GAAP, would not be impaired or have a reduced carrying amount. Furthermore, the ASU removes “the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test.” Instead, all reporting units, even those with a zero or negative carrying amount will apply the same impairment test. Accordingly, the goodwill of reporting unit or entity with zero or negative carrying values will not be impaired, even when conditions underlying the reporting unit/entity may indicate that goodwill is impaired.

F - 9

We test our goodwill for impairment annually, or, under certain circumstances, more frequently, such as when events or circumstances indicate there may be impairment. We are required to write down the value of goodwill only when our testing determines the recorded amount of goodwill exceeds the fair value. Our annual measurement date for testing goodwill impairment is June 30.

None of the goodwill is deductible for income tax purposes.

Intangibles

Intangible assets with finite useful lives consist of tradenames, non-compete agreements, acquired workforce and customer relationships and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying amount and the fair value of the impaired asset. There was no impairment recorded for 2018 and 2017.

REVENUE RECOGNITION

Revenue under existing fixed-price contracts is recognized using the percentage-of-completion method, measured by the cost-to-cost method. If an arrangement involves multiple deliverables, the delivered items are considered separate units of accounting if the items have value on a stand-alone basis. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Troika accounts for contracts with customers using the percentage of completion method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605 Revenue Recognition ("ASC 605"). Under ASC 605, Troika records revenues and expenses as a contracted project progresses, and based on the percentage of costs incurred to date compared to the total estimated costs of the contract. Billings in excess of costs generated under the percentage-of-completion method are recorded as deferred revenues until the revenue recognition criteria are met and costs in excess of billings generated under the percentage-of-completion method are recorded as an asset on the balance sheet.

Mission UK revenue is recognized to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. Revenue is measured as the fair value of the consideration received or receivable, excluding discounts, rebates, value added tax and other sales taxes. Revenue from a contract to provide services is recognized in the period in which the services are provided in accordance with the stage of completion of the contract when all of the following conditions are satisfied: the amount of revenue can be measured reliably; it is probable that the group will receive the consideration due under the contract; the stage of completion of the contract at the end of the reporting period can be measured reliably; and the costs incurred and the costs to complete the contract can be measured reliably.

F - 10

ADVERTISING

The Company generally expenses marketing and advertising costs as incurred. During the years ended June 30, 2018 and 2017, the Company incurred $38,000 and $2,000, respectively, on marketing, trade shows and advertising.

The Company received rebates on advertising from co-operative advertising agreements with several vendors and suppliers. These rebates have been recorded as a reduction to the related advertising and marketing expense.

BENEFICIAL CONVERSION FEATURE

If the conversion features of conventional convertible debt provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 ”Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF and the Company amortizes the discount to interest expense over the life of the debt using the effective interest method.

STOCK-BASED COMPENSATION

The Company recognizes stock-based compensation in accordance with ASC Topic 718 “Stock Compensation”, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to an Employee Stock Purchase Plan based on the estimated fair values.

For non-employee stock-based compensation, we have adopted ASC Topic 505 “Equity-Based Payments to Non-Employees”, which requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

FOREIGN CURRENCY TRANSLATION

The consolidated financial statements of the Company are presented in U.S. dollars. The functional currency for the Company is U.S. dollars. Transactions in currencies other than the functional currency are recorded using the appropriate exchange rate at the time of the transaction. All of the Company’s continuing operations are conducted in U.S. dollars. The Company owns an operating subsidiary in the United Kingdom. Accounting records of the United Kingdom operations are maintained in the local currency and re-measured to the functional currency as follows: monetary assets and liabilities are converted using the balance sheet period-end date exchange rate, while the non-monetary assets and liabilities are converted using the historical exchange rate. Expenses and income items are converted using the weighted average exchange rates for the reporting period. Foreign transaction gains and losses are reported on the consolidated statement of operations and were included in the amount of loss from discontinued operations.

INCOME TAXES

The Company accounts for its income taxes in accordance with Income Taxes Topic of the FASB ASC 740, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

F - 11

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as a change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has no items of comprehensive income/loss other than net income/loss in any period presented for continuing operations. Therefore, net loss attributable to common stockholders as presented in the consolidated statements of operations equals comprehensive loss.

BASIC AND DILUTED NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following table shows the calculation of diluted shares:

	Year Ended June 30,
	2018	2017
Shares used in computation of basic earnings per share	177,568,663	137,598,252
Total dilutive effect of stock awards	62,582,817	28,504,167
Shares used in computation of diluted earnings per share	240,151,480	166,102,419

RECENT ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

In May 2014, the FASB issued amended guidance in the form of ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of the new guidance is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The new guidance defines a five-step process to achieve this core principle and, in doing so, additional judgments and estimates may be required within the revenue recognition process. The new standard replaced most of the existing revenue recognition standards in U.S. GAAP when it became effective. In July 2015, the FASB issued a one-year deferral of the adoption date, which extended the effective date for us to July 1, 2018. The Company is in the initial stage of evaluating the impact of this new standard on its revenue recognition policy.

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In February 2016, the FASB issued guidance in the form of a FASB ASU No. 2016-02, “Leases.” The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance (formerly "capital leases") or operating, with classification affecting the pattern of expense recognition in the income statement. The standard provides for a modified retrospective transition approach for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain optional practical expedients. In July 2018, the FASB issued ASU 2018-11, "Leases: Targeted Improvements", allowing for an alternative transition method (the effective date approach). It allows an entity to initially apply the new lease guidance at the adoption date (rather than at the beginning of the earliest period presented). The Company will adopt the lease guidance effective July 1, 2019 using the practical expedients.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses,” which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, companies will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, companies will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. Companies will have to disclose significantly more information, including information they use to track credit quality by year of origination for most financing receivables. Companies will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. This standard is effective for the Company on July 1, 2020 with early adoption permitted. The Company is in the initial stage of evaluating the impact of this new standard on its trade and other receivables.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash.” This revised standard is an effort by the FASB to reduce existing diversity in practice by providing specific guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. The updated guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. As such, amounts generally described as restricted cash and restricted cash equivalents should be included in the “beginning-of-period” and “end-of-period” total amounts shown on the statement of cash flows. This standard is effective for the Company on July 1, 2018 with early adoption permitted. The Company is in the initial stage of evaluating the impact of this new standard.

In August 2016, the FASB issued amended guidance in the form of a FASB ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments.” The core principle of the new guidance is to address eight specific cash flow issues with the objective of reducing the existing diversity in practice. This standard is effective for the Company on July 1, 2018 with early adoption permitted. The Company is in the initial stage of evaluating the impact of this new standard.

NOTE 2 – ACQUISITIONS

TROIKA DESIGN GROUP, INC.

On June 12, 2017 (“Closing Date”), the Company completed the acquisition of Troika Design Group, Inc. (“Troika”), a privately held company. The Company purchased 100% of the issued and outstanding common stock of Troika for 30,700,000 shares of the Company’s common stock. Troika is a leading brand consultancy and marketing innovations agency specializing in the growing entertainment and sports media category. With many longstanding relationships among blue-chip media companies combined with a reputation as a leading category innovator, Troika continues to attract a growing list of entertainment, sports, media, gaming and consumer brand clients who are seeking trusted and new ways to connect with consumers, audiences and fans through evolving media and technology. Troika was founded in 2001.

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On the Closing Date, Troika became our wholly owned subsidiary. The Company is accounting for the transaction under the purchase method of accounting in accordance with the provisions of ASC Topic 805 Business Combinations (ASC 805).

PURCHASE PRICE

The Company has determined the fair value of the purchase price to be approximately $1,535,000 based on the estimated fair value of the Company’s common stock on the Closing date of approximately $0.05 per share. In accordance with the acquisition agreement, the Company agreed to pay cash to settle $2,800,000 debt of Troika Design Group, Inc. and $2,200,000 cash to the Company’s bank account for working capital for operations.

PURCHASE PRICE ALLOCATION

The Company negotiated the purchase price based on the expected cash flows to be derived from their operations after integration into the Company’s existing distribution, production and service networks. The acquisition purchase price is allocated based on the fair values of the assets acquired and liabilities assumed, which are based on management estimates and third-party appraisals. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed related to the acquisition:

Current assets		$920,000
Furniture and equipment		1,151,000
Intangible assets:
Core customer relationships	1,410,000
Non-core customer relationships	760,000
Trade name	410,000
Workforce acquired	890,000	3,470,000

Current liabilities		(3,200,000)
Notes payable – related parties		(435,000)
Due to the Company (intercompany)		(2.960,000)
Accumulated deficit		(309,000)

Consideration		$1,535,000

The preliminary allocation of the purchase price is subject to change.

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UNAUDITED PRO FORMA OPERATING RESULTS

The following unaudited pro forma information presents the combined results of operations as if the acquisition of Troika Design Group, Inc by the Company had been completed on July 1, 2016. The unaudited pro forma results include amortization associated with preliminary estimates for the acquired intangible assets on these unaudited pro forma adjustments.

	For the Years Ended June 30,
	2018	2017
Project Revenues	$8,535,000	$14,280,000
Cost of revenues	(5,960,000)	(9,990,000)
Gross profit	2,575,000	4,290,000

Operating expenses	14,468,000	6,400,700

Net loss	$(11,893,000)	$(2,110,700)

Loss per share:
Basic	$(0.07)	$(0.02)
Diluted	$(0.07)	$(0.02)

CURRENT ASSETS AND CURRENT LIABILITIES

Current assets of $920,000 consisted of cash of approximately ($36,000), trade receivable of approximately $688,000, and other current assets of approximately $268,000. Current liabilities of $3,200,000 consisted of trade payables of approximately $1,637,000, other accruals of approximately $484,000 and deferred rent of approximately $1,079,000.

INTANGIBLE ASSETS

Intangible assets consist of core and non-core customer relationships, trade name and workforce acquired. The trade names consist of Troika Design Group.

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The estimated lives of each component is as follows:

Intangible Asset	Life in Years
Core customer relationships	10
Non-core customer relationships	8
Trade name	10
Workforce acquired	3

The estimated fair values of the identifiable intangible assets, which include core customer relationships, non-core relationships, trade name and workforce acquired were primarily determined using either the relief-from-royalty or excess earnings methods. The rates utilized to discount net cash flows to their present values was 13% and was determined after consideration of the overall enterprise rate of return and the relative risk and importance of the assets to the generation of future cash flows.

The closing date fair value of the core customer relationships and non-core customer relationships was estimated to be approximately $1,410,000 and $760,000, respectively, based on using an income approach, more specifically a multi-period excess earnings method (MPEEM).

Each of the intangible assets will be amortized on a straight-line basis over their estimated useful lives.

DEFERRED TAX LIABILITY

The Company has recorded a deferred tax liability for the difference between the book and tax basis of the amortizable intangible assets.

MISSION GROUP

On June 29, 2018 (“Closing Date”), the Company executed an equity purchase and goodwill purchase agreement for the acquisition of all the issued and outstanding limited liability membership interest of both Mission Culture LLC, a Delaware limited liability company and Mission-Media Holdings Limited, a private limited company incorporated under the laws of England and Wales (collectively “Mission”). The purchase price consisted of an aggregate cash payment of $25,000,000 and 50,000,000 shares of the Company’s common stock (valued by the Company at $10 million). Mission was founded in 2003 with offices in London and New York. Mission specializes in physical and digital experiences, brand fundamentals, voice and personality, marketing strategy, public relations and crisis management. On the Closing Date, Mission became our wholly owned subsidiary. The Company is accounting for the transaction under the purchase method of accounting in accordance with the provisions of ASC Topic 805 Business Combinations (ASC 805).

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PURCHASE PRICE

The cash consideration component consisted of an $11,000,000 payment on the Closing Date, up to $4,000,000 payable subject to contingencies and up to $10,000,000 earn-out consideration.

If Mission’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the twelve months ending December 31, 2018 is equal to or greater than $2,500,000, then the Company is required to make the payment of $4,000,000. In the event the EBITDA for twelve months ending December 31, 2018 is less than $2,500,000, then the Company’s required payment shall be calculated as the product obtained by multiplying (a) $4,000,000, by (b) a fraction, the numerator of which is EBITDA for the twelve months ending December 31, 2018 and the denominator of which is $2,500,000.

The Company is required to make certain payments (“Earn-out Payments”) based on the achieved level of EBITDA for Mission for each of the years ending December 31, 2019, 2020, 2021, 2022 and 2023 (“Earn-out Periods”). The aggregate Earn-out Payments are not to exceed $10,000,000. An Earn-out Payment for each Earn-out Period is required if and only if Mission achieves the EBITDA thresholds of $3,000,000 for the year ended December 31, 2019, $3,500,000 for the year ending December 31, 2020 and $4,000,000 for the remaining Earn-out Periods. The Earn-out Payments for each Earn-out Period is calculated by multiplying the Earn-out Period’s EBITDA by 50%.

The Company has estimated the fair value at the consideration due; subject to the contingent payments, as follows:

Cash paid at Closing	$11,000,000
Fair value of common stock issued at Closing	12,500,000
Estimated value of earn out payments	3,377,000
Estimated value of earn-out consideration	4,194,000
Total purchase price	$31,071,000

The fair value of the 50,000,000 shares was estimated to be approximately $12,500,000 based on the fair value of the Company’s common stock on the Closing Date of $0.25.

The Closing date fair value of the contingent cash consideration was estimated to be approximately $3,377,000 based on using an income approach, more specifically a Monte Carlo simulation was performed. The Closing date fair value of the earn-out consideration was estimated to be approximately $4,194,000 based on using an income approach, more specifically a Monte Carlo simulation was performed.

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PURCHASE PRICE ALLOCATION

The Company negotiated the purchase price based on the expected cash flows to be derived from their operations after integration into the Company’s existing distribution, production and service networks. The acquisition purchase price is allocated based on the fair values of the assets acquired and liabilities assumed, which are based on management estimates and third-party appraisals. The following table summarizes the preliminary allocation of the purchase price is subject to change, of the assets acquired and liabilities assumed related to the acquisition:

Current assets		$5,800,000
Furniture and equipment		362,000
Director loan		835,000
Intangible assets:
Customer relationships	7,100,000
Non-compete agreements	2,200,000
Workforce acquired	1,900,000	11,200,000
Goodwill		19,531,000

Current liabilities		(6,557,000)
Foreign currency translation adjustment		(100,000)

Consideration		$31,071,000

The pro forma income statement, prepared in accordance with Rule 8-05 of Rule S-X, to give effect to the acquisition of Mission has been revised and will be inserted into the Company’s financial statements as follows:

Unaudited Pro forma operating results

The following unaudited pro forma information presents the combined results of operations as if the acquisitions of Troika Design Group, Inc and Mission-Media Holdings Limited, had been completed on July 1, 2016.

	For the Year ending June 30, 2018
	Troika Design Group, Inc	Mission-Media Holdings LTD	Adjustments	Consolidated

Project Revenues	$8,535,000	$35,801,000	$-	44,336,600
Cost of revenues	(5,960,000)	(18,453,000)	-	(24,413,000)
Gross profit	2,575,000	17,348,000	-	19,923,000

Operating expenses	14,468,000	15,487,000	3,232,000	33,187,000

Net loss	$(11,893,000)	$1,861,000	$(3,232,000)	$(13,264,000)

Loss per share				$(0.07)

	For the Year ending June 30, 2017
	Troika Design Group, Inc	Mission-Media Holdings LTD	Adjustments	Consolidated

Project Revenues	$14,280,000	$32,088,000	$-	$46,368,000
Cost of revenues	(9,990,000)	(14,964,000)	-	(24,954,000)
Gross profit	4,290,000	17,124,000	-	21,414,000

Operating expenses	6,400,700	15,213,000	3,606,576	25,220,276

Net loss	$(2,110,700)	$1,911,000	$(3,606,576)	$(3,806,276)

Loss per share				$(0.03)

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Adjustments
2018	2017
(3,440,000)	(3,440,000)	additional amortization costs of intangibles relating to the Mission Media purchase assuming the acquisition occurred July 1, 2017
208,000	208,000	reduction of Mission Media expense to adhere to TMG & GAAP depreciation/capitalization methods

Adjustments
2018	2017
-	(536,000)	additional amortization costs of intangibles relating to the Troika purchase assuming the acquisition occurred July 1, 2017
-	161,424	reduction of Troika expense to adhere to TMG & GAAP depreciation/capitalization methods
$ (3,232,000)	$ (3,606,576)

CURRENT ASSETS AND CURRENT LIABILITIES

Current assets of $5,800,000 consisted of cash of approximately $1,826,000, trade receivables acquired with an expected future cash inflow of approximately $1,802,000, prepaid of approximately $1,026,000 and cost in excess of billings of approximately $1,146,000. Current liabilities of $6,557,000 consisted of trade payables of approximately $2,338,000, other accruals of approximately $1,612,000, and deferred revenue of approximately $2,607,000.

INTANGIBLE ASSETS

Intangible assets consist of customer relationships, non-compete agreements and workforce acquired. The estimated lives of each component is as follows:

Intangible Asset	Life in Years
Customer relationships	3
Non-compete agreements	5
Workforce acquired	3

The estimated fair values of the identifiable intangible assets, which include customer relationships, non-compete agreements, and workforce were primarily determined using either the relief-from-royalty or excess earnings methods. The rates utilized to discount net cash flows to their present values was 17% and was determined after consideration of the overall enterprise rate of return and the relative risk and importance of the assets to the generation of future cash flows. The estimated fair values of the studio relationships and content library were determined under the cost method.

Customer relationships, non-compete agreements and workforce will be amortized on a straight-line basis over their estimated useful lives.

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NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30:

	2018	2017
Computer equipment	$320,000	$202,000
Website design	11,000	6,000
Office machine & equipment	41,000	39,000
Furniture & fixtures	277,000	58,000
Leasehold improvements	414,000	314,000
Tenant incentives	531,000	531,000
	1,594,000	1,150,000
Accumulated depreciation	(418,000)	(17,000)
Net book value	$1,176,000	$1,133,000

During the years ended June 30, 2018 and 2017, depreciation expense was $401,000 and $17,000, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of June 30:

	2018	2017
Customer relationship	$8,510,000	$1410,000
Non-core customer relationships	760,000	760,000
Non-compete agreements	2,200,000	-
Tradename	410,000	410,000
Workforce acquired	2,790,000	890,000
	14,670,000	3,470,000
Less: accumulated amortization	(597,000)	(23,000)

Net book value	$14,073,000	$3,447,000

Purchased intangible assets with finite useful lives are amortized over their respective estimated useful lives (using an accelerated method for customer relationships and trade names) to their estimated residual values, if any. The Company’s finite-lived intangible assets consist of customer relationships, contractor and resume databases, trade names, and internal use software and are being amortized over periods ranging from two to nine years. Purchased intangible assets are reviewed annually to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, recoverability is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the rate of amortization is accelerated and the remaining carrying value is amortized over the new shorter useful life. No impairments were identified or changes to estimated useful lives have been recorded as of June 30, 2018 and 2017.

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NOTE 5 – AMORTIZATION

During the years ended June 30, 2018 and 2017, amortization expense was $574,000 and $24,000, respectively.

Future amortization expense is as follow for the years ending June 30,

2019	$4,014,000
2020	4,001,000
2021	3,717,000
2022	717,000
2023	717,000
Thereafter	907,000
$14,073,000

NOTE 6 – DUE TO RELATED PARTY

As of June 30, 2018, there was an accrued liability of $4,554,000 that was payable to the sellers of the Mission Group as part of the $11,000,000 cash consideration for the purchase price. This amount was paid on July 12, 2018 with the proceeds from the issuance of the Company’s series D preferred stock.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

The Company issued a series of convertible promissory notes (“Promissory Notes”) for approximately $605,000 from March 2016 through August 2016. The Company received $200,000 as of June 30, 2016 and $405,000 during the year ended June 30, 2017. The Promissory Notes had an interest rate of 10.0% and converted into shares of the Company’s common stock at a rate of $0.05 per share (except for one note holder whose rate was $0.28 per share), an approximate 20.0% discount to the fair value of the Company’s common stock at the date of the issuance of the promissory notes. The promissory notes matured ranging from July 2016 through November 2016. Also, the holders received a warrant to purchase shares of the Company’s common stock at $0.40 per share. The Company recorded imputed interest of $13,000 and $20,000, respectively, as of June 30, 2018 and 2017.

In accordance with ASC 835, the Company allocated the proceeds of $605,000 between the Promissory Notes and warrants for approximately $372,000 and $233,000, respectively. The warrants were fair valued using Black-Scholes option-pricing model with the expected dividend yield of 0, expected price volatility of 164% - 166%, risk-free interest rate of 1.01% - 1.21% and expected life of options 5.0 years. The relative fair value of $233,000 was recorded as a loan discount and credited to additional paid in capital and amortized over the life of the Promissory notes of approximately 95 days.

Additionally, the Company determined the conversion feature of the Promissory Notes was below the current market value for the Company’s common stock. Therefore, the Promissory Notes relative fair value of $372,000 was allocated to the beneficial conversion feature. The amount assigned to the beneficial conversion feature was recorded as a Promissory Note discount and amortized to expense over the life of the Promissory Notes of approximately 95 days.

During the year ended June 30, 2017, $255,000 of principal and $21,000 of accrued interest, totaling to $276,000, was agreed in writing by the Company and the lender to be converted into 5,100,000 shares of the Company’s common stock. As the shares had not been issued at this time due to an administrative error, $276,000 is presented as stock payable in the consolidated statement of stockholders’ equity as of June 30, 2017 and 2018.

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During the year ended June 30, 2018, $150,000 of principal and $17,000 of accrued interest, totaling $167,000, was agreed in writing by the Company and the lender to be converted into 3,000,000 shares of the Company’s common stock. As the shares had not been issued at this time due to an administrative error, $167,000 is presented as stock payable in the consolidated statement of stockholders’ equity as of June 30, 2018.

During year ended June 30, 2018, the Company paid $110,000 toward the principal of one of the Promissory Notes.

As of June 30, 2018 and 2017, there was $90,000 and $350,000 in notes payable outstanding. As of June 30, 2018, all but one of the promissory notes were converted to common stock. The Company agreed to pay the noteholder $10,000 per month until the note is fully paid.

Total interest expense was $17,000 and $55,000 during the years ended June 30, 2018 and 2017, respectively. As of June 30, 2018 and 2017, the Company has an accrued interest balance of $14,000 and $0, respectively. The Company recorded $13,000 and $20,000 imputed interest during the years ended June 30, 2018 and 2017, respectively.

NOTE 8 – NOTE PAYABLE RELATED PARTY

As of June 30, 2018 and 2017, the Company owed the founder and CEO of Troika Design Group, Inc. Dan Pappalardo approximately $200,000 and the estate of his mother Sally Pappalardo $235,000. The loans are due and payable on demand and accrue interest at 10.0% per annum.

Total interest expense was $44,000 and zero during the years ended June 30, 2018 and 2017.

NOTE 9 – COST IN EXCESS OF BILLINGS AND BILLINGS IN EXCESS OF COST

Cost in excess of billings is the cost of expenses incurred at the end of the period. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress, where it relates to expenses rechargeable at cost.

Billings in excess of cost as of June 30, 2018 and 2017 consist of billings in excess of costs generated under the percentage-of-completion method.

NOTE 10 – LIABILITIES OF DISCONTINUED OPERATIONS

Liabilities of discontinued operations consisted of the follow as of June 30:

	2018	2017
SPC – Accounts payable and other accrued liabilities	$3,138,000	$3,138,000
SSS – Accounts payable, other accrued liabilities, and promissory note	6,528,000	6,528,000
Roomlinx – Account payable and other accrued liabilities	3,447,000	3,952,000
	$13,113,000	$13,618,000

During June 2017, the Company entered into a settlement agreement with a note holder to settle a $1,860,000 principal balance and $594,000 accrued interest balance with $350,000 cash payment and 6,250,000 shares of the Company’s common stock with a fair market value of approximately $313,000. The shares were recorded as stock payable as of June 30, 2017 and issued during the year ended June 30, 2018. Furthermore, under the settlement agreement, the Company has the option to repurchase back the 6,250,000 shares of common stock for monthly installments of $41,666 for two years or the Company can discharge the remaining obligation by making a $500,000 final cash payment to the note holder at any time. The Company made the decision to make the $500,000 cash payment to discharge the obligation. As a result of the settlement, during the year ended June 30, 2017, the Company realized a $1,292,000 gain with a remaining balance of $500,000 in the liabilities of discontinued operations. The Company paid the $500,000 liability in full as of June 30, 2018.

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The primary components of the amounts reported as discontinued operations are summarized in the following table:

2017
Revenues	$2,938,000
Cost of sales	(2,007,000)
Gross profit	931,000
Operating expenses	(1,775,000)
Interest expenses	(370,000)
Other expenses	(35,000)
Gain from settlement of debt	1,292,000
Gain from discontinued operations	$43,000

On October 24, 2016, the Secured Parties consisting of Brookville Special Purpose Fund LLC and Varitas High Yield Fund LLC, took possession of all of the equity interests, assets and liabilities of the Company’s subsidiaries, M2 nGage Communications, Inc. (f/k/a Signal Point Telecommunications Corp., and M2 nGage Inc. (f/k/a Signal Share Software Development Corp.) by executing a stock pledge. Robert DePalo, then a principal stockholder of the Company (currently, approximately 6% on a fully diluted basis before this Offering), is Managing Member of the Secured Parties. The operations of M2 nGage Communications, Inc. and M2 nGage Inc. are now under the control of the Secured Parties being managed by Robert DePalo or his affiliates. On July 26, 2017, the Company entered into a global settlement Agreement with the Secured Parties, Robert DePalo and Rose Marie DePalo (Mr. DePalo’s wife) eliminating any further claims they (or Mr. and Mrs. DePalo) may have to the Company’s assets. Mr. DePalo and entities now have zero relationship to the Company going forward. Mr. DePalo’s equity in the Company is the property of the New York County District Attorney’s Office to be distributed to the shareholders of Pangaea Trading Partners LLC, an unaffiliated company. This resulted in a charge against additional paid-in capital of $9,487,000.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

On February 8, 2013, Troika entered into a lease agreement for office space in Los Angeles, CA. The lease commenced upon move in, December 15, 2013. As part of the lease agreement, Troika received a rent abatement in months two through six of the lease and partial rent abatement in months seven through nine. The lease also provides for an escalation clause where the Company will be subject to an annual rent increase of 3%, year over year. The lease expires on May 31, 2021 and has an option to extend for one five year period.

On February 1, 2018, Media entered into a five year lease agreement for office space in Englewood Cliffs, NJ. The lease expires on January 31, 2023.

On January 9, 2014, Mission USA entered into a seven year and five month lease agreement for office space in New York, NY. As part of the lease agreement, Mission USA received a rent abatement in months one through five of the lease. The lease expires on May 8, 2021.

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On May 2, 2017, Mission USA entered into a ten year lease agreement for office space in Brooklyn, NY. As part of the lease agreement, Mission USA received a rent abatement in months one through four of the lease. The lease expires on May 1, 2027.

On April 6, 2016, Mission UK entered into a ten year lease agreement for office space in Brooklyn, NY. As part of the lease agreement, Mission UK received a rent abatement in months sixty-one through sixty-six of the lease. The lease expires on April 5, 2026.

The Company accounts for leases using the straight line method and recorded $637,000 and $29,000 of rent expense for the years ended June 30, 2018 and 2017, respectively.

Approximate minimum annual rents under the leases are as follows:

Twelve Month Period Ending June 30,	Amount
2018	$2,326,000
2019	2,393,000
2020	2,439,000
2021	2,373,000
Thereafter	6,104,000
$15,635,000

SUBLEASE

Under the terms of the master lease, Troika is allowed to sub-lease part of the building. If the total sub-let space is less than 4,000 square feet and the term is 12 months or less, Troika does not have to pay the landlord a premium. Troika has sub-let approximately 2,000 square feet to various tenants over the term of the lease. Troika had sub-lease income of $208,000 for the period ended June 30, 2018. The income off-set facilities expense.

LEGAL CONTINGENCIES

We may become a party to litigation in the normal course of business. In the opinion of management, there are no legal matters involving us that would have a material adverse effect upon our financial condition, results of operations or cash flows. (see Note 14, Subsequent Events)

NOTE 12 – STOCKHOLDERS’ EQUITY

On April 24, 2018, the Company amended its articles of incorporation to increase its authorized shares of capital stock from 405,000,000 to 615,000,000 shares, designated as follows: (i) 600,000,000 shares of Common Stock, par value $0.001 per share; and (ii) 15,000,000 shares of Preferred Stock, $0.20 par value per share.

COMMON STOCK

As of June 30, 2018 and 2017, the Company has 228,169,348 and 169,919,348 shares of common stock issued and outstanding.

During the period ended June 30, 2017, the Company issued 3,200,000 shares of common stock for the settlement of Troika Design Group debt fair valued at $160,000.

During the period ended June 30, 2017, the Company issued 30,700,000 shares of common stock for the acquisition of Troika Design Group fair valued at $1,535,000. (see Note 2 – Acquisition for details)

F - 24

During the period ended June 30, 2017, the Company recorded a stock payable of 6,250,000 shares of common stock for the settlement of discontinued operations debt fair valued at $313,000. (see Note 10 – Liabilities of Discontinued Operations for details)

During the period ended June 30, 2017, the Company recorded a stock payable of 5,100,000 shares of common stock for the conversion of convertible notes payable valued at $276,000. (see Note 7 – Convertible Notes Payable for details)

During the period ended June 30, 2018, the Company issued 6,250,000 shares of common stock for settlement of stock payable.

During the period ended June 30, 2018, the Company issued 2,000,000 shares of common stock for settlement of accounts payable valued at $100,000.

During the period ended June 30, 2018, the Company recorded a stock payable of 3,000,000 shares of common stock for the conversion of convertible notes payable valued at $167,000. (see Note 7 – Convertible Notes Payable for details)

During the period ended June 30, 2018, the Company issued 50,000,000 shares of common stock for the acquisition of Mission Group fair valued at $12,500,000. (see Note 2 – Acquisition for details)

PREFERRED STOCK

The Company has a designated 15,000,000 shares as preferred stock, par value $0.20 series A, B, C and D, of which 720,000 shares have been authorized as Series A preferred stock; 3,000,000 shares have been authorized as Series B convertible preferred stock; 1,200,000 shares have been authorized as Series C convertible preferred stock; and 2,500,000 shares have been authorized as Series D convertible preferred stock.

As of June 30, 2018, 720,000 shares of Series A Preferred Stock were issued and outstanding; 2,495,000 shares of Series B Preferred Stock were issued and outstanding; 884,899 shares of Series C Preferred Stock were issued and outstanding; and 616,500 shares of Series D Preferred Stock were issued and outstanding.

As of June 30, 2017, 720,000 shares of Series A Preferred Stock were issued and outstanding; 2,495,000 shares of Series B Preferred Stock were issued and outstanding; 706,509 shares of Series C Preferred Stock were issued and outstanding; and no shares of Series D Preferred Stock were issued and outstanding.

The Company has completed the following private placements for the sale of preferred stock:

Pursuant to an amendment to the Company’s certificate of designation of series C convertible preferred stock (“Series C Preferred”) filed with the secretary of state of Nevada on April 11, 2017, the Company offered for sale up to $8,000,000 face value of Series C Preferred on a best efforts basis, with a $2,000,000 overallotment, (the “Series C Offering”) at $10.00 per Series C Preferred. The 911,000 shares of  Series C Preferred outstanding are convertible at any time at $0.05 per share which was the market price when the Series C Offering commenced on November 18, 2016 into an aggregate of 182,229,800 shares of Common Stock. The Company sold 706,509 shares of series C preferred for $7,065,090 exclusive of offering costs during the period ended June 30, 2017 and 178,390 shares of series C preferred for $1,783,900 exclusive of offering costs during the period ended June 30, 2018. Each share of Series C Preferred Stock is convertible into 200 shares of common stock.

Pursuant to an amendment to the Company’s certificate of designation of series D convertible preferred stock (“Series D Preferred”) filed with the secretary of state of Nevada last filed on June 20, 2018, the Company offered for sale up to $20,000,000 face value of Series D Preferred on a best efforts basis, with a $5,000,000 over-subscription option, (the “Series D Offering”) at $10.00 per share of Series D Preferred. The Series D Preferred is convertible at any time at $0.25 per share which was the market price when the Series D Offering commenced on February 22, 2018. The Company sold 1,136,500 shares of Series D Preferred for $11,365,000 net of offering costs during the period ended June 30, 2018. Each share of Series D Preferred Stock is convertible into 40 shares of common stock.

F - 25

WARRANTS

During the period ended June 30, 2016, the Company issued warrants to certain subscribers to the Series B Preferred to purchase 5,220,000 shares of the Company’s common stock for $0.40 per share and 2,265,000 shares of the Company’s common stock for $0.05 per share.

During the period ended June 30, 2016, the Company issued warrants to the subscribers of the Convertible Promissory Notes to purchase 600,000 shares of the Company’s common stock for $0.40 per share, which were valued at $98,000 and recorded as a discount to the Convertible Promissory Notes.

During the period ended June 30, 2017, the Company issued warrants to the subscribers of the Convertible Promissory Note to purchase 700,000 shares of the Company’s common stock for $0.40 per share, which were valued at $135,000 and recorded as a discount to the Convertible Promissory Note.

During the period ended June 30, 2017, the Company issued warrants to certain directors for compensation to purchase 10,000,000 shares of the Company’s common stock for $0.05 per share which vested during various terms, and were valued at $170,000. The Company recorded compensation of $25,000 and $130,000 for the vested portion during the years ended June 30, 2018 and 2017, respectively.

During the period ended June 30, 2017, the Company issued warrants to certain consultants for services to purchase 49,100,000 shares of the Company’s common stock for $0.05 per share which vested during various terms, and were valued at $1,549,000. The Company recorded compensation of $945,000 and $411,000 for the vested portion during the years ended June 30, 2018 and 2017, respectively.

During the period ended June 30, 2017, the Company issued warrants to certain consultants for services to purchase 500,000 shares of the Company’s common stock for $0.30 per share, which were valued at $131,000. The Company recorded compensation of $131,000 during the year ended June 30, 2017.

During the period ended June 30, 2017, the Company issued warrants of the subscribers to the Convertible Promissory Notes to purchase 100,000 shares of the Company’s common stock for $0.05 per share as additional consideration for an extension, which were valued at $5,000. The Company recorded warrants expense of $5,000 during the year ended June 30, 2017.

During the period ended June 30, 2018, the Company issued warrants to certain directors for compensation to purchase 5,000,000 shares of the Company’s common stock for $0.05 per share which vested during various terms and were valued at $675,000. The Company recorded compensation of $654,000 for the vested portion during the year ended June 30, 2018.

During the period ended June 30, 2018, the Company issued warrants to certain consultants for services to purchase 1,000,000 shares of the Company’s common stock for $0.05 per share, which were valued at $17,000. The Company recorded compensation of $17,000 during the year ended June 30, 2018.

During the period ended June 30, 2018, the Company issued warrants to certain consultants for services to purchase 550,000 shares of the Company’s common stock for $0.25 per share, which were valued at $46,000. The Company recorded compensation of $46,000 during the years ended June 30, 2018.

F - 26

During the period ended June 30, 2018, the Company issued warrants to the subscribers to the Convertible Promissory Notes to purchase 4,000,000 shares of the Company’s common stock for $0.05 per share as additional consideration for an extension, which were valued at $68,000. The Company recorded warrants expense of $68,000 during the year ended June 30, 2018.

As of June 30, 2018 and 2017, respectively, the Company issued 44,689,000 warrants priced at $1,755,000 and 20,948,000 priced at $677,000 using the Black-Scholes model.

The Company uses the Black-Scholes Model to determine the fair value of warrants granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected stock price volatility assumptions are based on the historical volatility of the Company’s common stock over periods that are similar to the expected terms of grants and other relevant factors. The Company derives the expected term based on an average of the contract term and the vesting period taking into consideration the vesting schedules and future employee behavior with regard to option exercise. The risk-free interest rate is based on U.S. Treasury yields for a maturity approximating the expected term calculated at the date of grant. The Company has never paid any cash dividends on its common stock and the Company has no intention to pay a dividend at this time; therefore, the Company assumes that no dividends will be paid over the expected terms of warrants awards.

The Company determines the assumptions used in the valuation of warrants awards as of the date of grant. Differences in the expected stock price volatility, expected term or risk-free interest rate may necessitate distinct valuation assumptions at those grant dates. As such, the Company may use different assumptions for options granted throughout the year. The valuation assumptions used to determine the fair value of each warrants award on the date of grant were: expected stock price volatility 33.0% - 170.0%; expected term in years 5.0 and risk-free interest rate 1.03% - 2.74%.

A summary of the warrants granted, exercised, forfeited and expired are presented in the table below:

	Number of Warrants	Weighted-Average Exercise Price	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Warrants	Weighted-Average Remaining Contractual Term (in years)
Outstanding July 1, 2016	10,923,888	$0.68	$0.32	$746,850	4.5
Granted	60,400,000	0.05	0.03	20,000	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Expired	-	-	-	-	-
Outstanding June 30, 2017	71,323,888	0.15	0.06	766,850	6.5
Granted	10,550,000	0.05	0.08	35,500	4.3
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Expired	-	-	-	-	-
Outstanding June 30, 2018	81,873,888	0.14	0.07	1,476,850	5.5
Vested and exercisable June 30, 2018	78,373,888	0.15	0.13	710,000	5.5
Non-vested June 30, 2018	3,500,000	$0.05	$0.02	$766,850	4.0

F - 27

2017 EQUITY INCENTIVE PLAN

On June 13, 2017, the Board adopted and approved an amendment to the Troika Media Group, Inc. 2015 Employee, Director and Consultant Equity Incentive Plan (the “Equity Plan”), to change the name from M2 nGage Group, Inc. to Troika Media Group, Inc., in order to attract, motivate, retain, and reward high-quality executives and other employees, officers, directors, consultants, and other persons who provide services to the Company by enabling such persons to acquire an equity interest in the Company. Under the Plan, the Board (or the compensation committee of the Board, if one is established) may award stock options, either stock grant of shares of the Company’s common stock, incentive stock option under IRS section 422 (“ISO’s”) or a non-qualified stock option (“Non-ISO’s”) (collectively “Options”). The Plan allocates 50,000,000 shares of the Company’s common stock (“Plan Shares”) for issuance of equity awards under the Plan. As of June 30, 2018, the Company has granted, under the Plan, awards in the form ISO’s.

ISO’s Awards

In April 2017, the Company issued to an officer of the Company, an option for the purchase of 12,000,000 shares of the Company’s common stock at $0.05 per share. The Options expire in March 2022, vesting one-half on July 1, 2018 and one-half on July 1, 2019.

In June 2017, the Company issued to an officer of the Company, an option to purchase 5,000,000 shares of the Company’s common stock at $0.05 per share. The options expire in June 2022, vesting one-half on July 1, 2018 and one-half on July 1, 2019.

In June 2017, the Company issued to the President of the Company’s wholly-owned subsidiary, Troika Design Group, Inc., an option to purchase 7,500,000 shares of the Company’s common stock at $0.05 per share. The options expire in June 2022, vesting one-half on July 1, 2018 and one-half on July 1, 2019.

In August 2017, the Company issued to the President of the Company’s wholly-owned subsidiary, Troika Services, Inc., an option to purchase 10,000,000 shares of the Company’s common stock at $0.05 per share. The options expire in August 2022, vesting one-third on each of August 25, 2018, 2019 and 2020.

In October 2017, the Company issued to employees of the Company’s wholly-owned subsidiary, Troika Design Group, Inc., options to purchase, in the aggregate, 1,987,500 shares of the Company’s common stock at $0.05 per share. The options expire in September 2022.

In October 2017, the Company issued to employees of the Company’s wholly-owned subsidiary, Troika Services Inc., options to purchase, in the aggregate, 125,000 shares of the Company’s common stock at $0.05 per share. The options expire in September 2022.

The Company uses the Black-Scholes Model to determine the fair value of Options granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected stock price volatility assumptions are based on the historical volatility of the Company’s common stock over periods that are similar to the expected terms of grants and other relevant factors. The Company derives the expected term based on an average of the contract term and the vesting period taking into consideration the vesting schedules and future employee behavior with regard to option exercise. The risk-free interest rate is based on U.S. Treasury yields for a maturity approximating the expected term calculated at the date of grant. The Company has never paid any cash dividends on its common stock and the Company has no intention to pay a dividend at this time; therefore, the Company assumes that no dividends will be paid over the expected terms of option awards.

F - 28

The Company determines the assumptions used in the valuation of Option awards as of the date of grant. Differences in the expected stock price volatility, expected term or risk-free interest rate may necessitate distinct valuation assumptions at those grant dates. As such, the Company may use different assumptions for options granted throughout the year. The valuation assumptions used to determine the fair value of each Option award on the date of grant were: expected stock price volatility 34.55% - 167.19%; expected term in years 5.0 and risk-free interest rate 2.01% - 2.96%.

A summary of the Options granted to employees under the Plan as of June 30, 2018 are presented in the table below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Options	Weighted-Average Remaining Contractual Term (in years)
Outstanding July 1, 2016	4,124,825	$2.05	$1.69	$-	3.7
Granted	33,000,000	0.05	0.03	-	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(4,124,825)	2.05	-	-	-
Outstanding June 30, 2017	33,000,000	0.05	0.03	-	4.9
Granted	12,775,000	0.05	0.02	-	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(4,350,000)	0.05	-	-	-
Outstanding June 30, 2018	41,425,500	0.05	0.03	-	5.2
Vested and exercisable June 30, 2018	27,841,621	0.05	0.03	-	4.7
Non-vested June 30, 2018	13,583,379	$0.05	$0.02	$-	6.0

During the years ended June 30, 2018 and 2017, the Company has recorded approximately $440,000 and $690,000 as compensation expense related to vested options issued, net of forfeitures. As of June 30, 2018, total unrecognized share-based compensation related to unvested options was approximately $239,000

NOTE 13 – INCOME TAXES

Troika Media Group Inc. and domestic subsidiaries file on a consolidated U.S. federal tax basis and state tax returns on a consolidated, combined or separate basis depending on the applicable laws for the years ending June 30, 2018 and June 30, 2017. Mission Media, LTD a foreign subsidiary of the Company files tax returns in the United Kingdom.

Information on Federal and where applicable state statutory tax rates and also by country are as follows:

F - 29

UNITED STATES

Troika Media Group Inc. the parent company of Troika Design Group Inc., Digital Media Acquisition Corporation, SignalPoint Corporation, Signal Point Holdings Corporation, Troika Services, Inc., Troika Analytics, Inc., Troika-Mission Holdings, Inc., and Mission Media USA, Inc. is subject to the U.S. federal blended tax rate of 28% for the year ending June 30, 2018 and 35% for the year ending June 30, 2017 and up to 9% state tax rate for both years.

UNITED KINGDOM

We have two operating subsidiaries in the UK, Mission Media Holdings, LTD and Mission Media, LTD, which are subject to a tax rate of 19% for the years ending June 30, 2018 and June 30, 2017. The Company believes the UK is immaterial for the period ending June 30, 2018 since the acquisition date was June 28, 2018 for the UK subsidiaries.

	June 30, 2018	June 30, 2017
United States	(11,892,022)	(3,361,735)
Foreign	-	-
Loss before income taxes	(11,892,022)	(3,361,735)

Income tax (benefit) expense from continuing operations for the year ending June 30, 2018 consisted of the following:

	Current	Deferred	Total

Federal	$—	$(342,331)	$(342,331)
State		(45,618)	(45,618)
Foreign	—	—	—
Subtotal	—	(387,950)	(387,950)
Valuation allowance	—	387,950	387,950
Total	$—	$—	$—

Income tax (benefit) expense from continuing operations for the year ending June 30, 2017 consisted of the following:

	Current	Deferred	Total
Federal	$—	$(362,206)	(362,206)
State	—	(56,960)	(56,960)
Subtotal	—	(419,166)	(419,166)
Valuation allowance	—	419,166	419,166
Total	$—	$—	$—

F - 30

As of June 30, 2018, we had no foreign sourced income.

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	June 30, 2018	June 30, 2017
Taxes calculated at federal rate	(28.0)%	(35.0)%
Debt settlement	0.1%	(3.2)%
Nontaxable gain under IRC 108	—%	(13.5)%
Stock compensation	0.4%	14.2%
Beneficial conversion on notes	—%	3.9%
Change in valuation allowance	2.2%	12.5%
State taxes net of federal benefit	0.2%	(3.0)%
Revaluation of deferred	1.4%	—%
Acquisition - domestic	17.9%	23.9%
Acquisition - foreign	5.4%	—%
Other adjustments	0.4%	0.2%
Provision for income taxes	—%	—%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2018 and 2017 are presented below:

	June 30, 2018	June 30, 2017
Deferred Tax Assets
Net operating loss carryforwards	$3,029,081	$1,217,081
Fixed assets	—
Accrued interest	—	—
Intangibles	—	—
Stock based compensation	—	—
Other accruals	359,394	483,325
Total Deferred Tax Assets	3,388,475	1,700,406

Deferred Tax Liabilities
Fixed Assets	(45,300)	(75,081)
Intangibles	(2,955,226)	(1,206,160)
Prepaid expenses	—	—
Total Deferred Tax Liabilities	(3,000,525)	(1,281,240)

Net Deferred Tax Assets	387,950	419,166
Valuation Allowance	(387,950)	(419,166)

Net deferred tax / (liabilities)	$—	$—

F - 31

Deferred tax assets and liabilities are computed by applying the enacted federal, foreign and state income tax rates to the gross amounts of future taxable amounts and future deductible amounts and other tax attributes, such as net operating loss carryforwards. In assessing if the deferred tax assets will be realized, the Company considers whether it is more likely than not that some or all of these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these deductible temporary differences reverse.

During the year ending June 30, 2018, the valuation allowance decreased by $31,216 to $387,950 as compared to $419,166 as of year ending June 30, 2017. The decrease is primarily related to the acquisition of Mission and the related deferred tax liability of amortizable intangibles. The total valuation allowance results from the Company’s position that it is more likely than not able to realize their net deferred tax assets.

At June 30, 2017 and prior to this date, the Company had federal and state net operating loss carry forwards. For the periods prior to the year ending June 30, 2017 the Company is unable to accurately verify or compute the applicable federal and state net operating losses. Such losses may not be utilizable or possibly eliminated under IRC Section 382/383, change of ownership rules. Management is in the process of reviewing IRC Section 382/383 at the time of this filing for the period indicted. The federal net operating loss for the period June 30, 2017 is $3,314,633 and for state is $3,327,311. The federal net operating loss for the period June 30, 2018 is $10,892,331 and for state $10,712,532. These carryforwards may be subject to an annual limitation under I.R.C. §§ 382 and 383 and similar state provisions, if the Company experienced one or more ownership changes which would limit the amount of the NOL and tax credit carryforwards that can be utilized to offset future taxable income. In general, an ownership change, as defined by I.R.C. §§ 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an I.R.C. § 382/383 analysis. If a change in ownership were to have occurred, NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.

On June 12, 2017, the company entered into a merger agreement with Troika Design Group, Inc. and Subsidiaries (“Design”) and Daniel Pappalardo, the sole shareholder of Design. In conjunction with this merger, we believe that the Company experienced an “ownership change” within the meaning of Sections 382 and 383 of the Code. An ownership change is generally defined as a more than 50 percentage point increase in equity ownership by “5 percent shareholders” (as that term is defined for purposes of Sections 382 and 383 of the Code) in any three-year period or since the last ownership change if such prior ownership change occurred within the prior three-year period. As a result of the ownership change on June 12, 2017, the limitations on the use of pre-change losses and other carry forward tax attributes in Sections 382 and 383 of the Code apply and the Company may not be able to utilize any portion of their NOL carry forwards from the years prior to June 12, 2017 and the portion of the NOL for June 30, 2017 allocable to the portion of the year prior to June 12, 2017. NOLs from subsequent years should not be affected by the ownership change on June 12, 2017.

There is a new tax on global intangible low-taxed income (GILTI) of subsidiaries of US parents. This new tax will be based on the excess of foreign income over a specified return (deemed return on tangible assets of foreign corporation). This will result in a US tax on foreign earnings where: (i) there is not a large aggregate foreign fixed asset base; and (ii) foreign earnings are taxed at a low rate. For IFRS tax accounting and GAAP, it is acceptable to recognize the charge for GILTI in the year in which it is included on the tax return on the basis that it is triggered by the existence, on an aggregate basis, of "excess" low-taxed foreign income in that year. Since there is no taxable income for the Mission foreign subsidiaries for the year ending June 30, 2018; therefore, there is no current GILTI tax recorded as a period cost.

F - 32

As of December 31, 2017, the Company had a net operating loss (NOL) carryforward of approximately $20,127,589. The NOL carryforward begins to expire in 2024. Under Section 382 of the Internal Revenue Code of 1986, as amended (“IRC Section 382”), a corporation that undergoes an “ownership change” is subject to limitations on its use of pre-change NOL carryforwards to offset future taxable income. Within the meaning of IRC Section 382, an “ownership change” occurs when the aggregate stock ownership of certain stockholders (generally 5% shareholders, applying certain look-through rules and aggregation rules which combine unrelated shareholders that do not individually own 5% or more of the corporation’s stock into one or more “public groups” that may be treated as 5-percent shareholder) increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). In general, the annual use limitation equals the aggregate value of common stock at the time of the ownership change multiplied by a specified tax-exempt interest rate. The Company has not completed a study as to whether there is a 382 limitation on its NOLs that will limit the use of its NOLs in the future. The Company has recorded a valuation allowance on the entire NOL as it believes that it is more likely than not that the deferred tax asset associated with the NOLs will not be realized regardless of whether an “ownership change” has occurred.

The June 30, 2017 financials for Troika Media Group, Inc. - Parent Company includes liabilities of approximately $14,000,000. Troika Media Group, Inc Management believes that these liabilities will or would have resulted in cancellation of indebtedness income under I.RC.§ 108 upon settlement or relief of these amounts. For this reason, Troika Media Group, Inc believes that the net operating losses prior to the change of ownership will be reduced or could have been reduced by the $14,000,000 liability amount as the deferred tax assets for net operating losses on the last financial statements filed were federal NOL carryforwards of $46,586,000 and state NOL carryforwards of $6,389,000. Management is in the process of reviewing IRC Section 108 for its Income Tax consequences to the Company

Effects of the Tax Cuts and Jobs Act

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was enacted. Accounting Standard Codification (ASC) 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment regardless of the effective date of those tax law changes. Certain provisions of the Tax Act are effective September 27, 2017, others are effective or identified as of December 31, 2017 and others are effective after January 1, 2018.

Given the timing of enactment of the Tax Act and the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to record provisional amounts during a one year “measurement period” similar to that used when accounting for business combinations. However, the measurement period should not extend beyond one year from the Tax Act enactment date and is deemed to have ended when the registrant has obtained, prepared and analyzed the information necessary to finalize its accounting.

To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but the registrant is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740, Accounting for Income Taxes, on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. More specifically, SAB 118 summarizes a three-step process to be applied at each reporting period to account for and disclose the tax effects of the Tax Act. The steps are (1) to record the effects of the change in tax law for which accounting is complete; (2) to record provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but for which a reasonable estimate has been determined; and (3) where a reasonable estimate cannot yet be made, to continue to apply ASC 740, Accounting for Income Taxes, based on the tax law in effect prior to enactment of the Tax Act.

F - 33

Amounts recorded where accounting is complete for the year commencing January 1, 2018 primarily relate to the reduction in the U.S. corporate income tax rate to 21 percent. The Company revalued its ending gross deferred tax items, previously recorded at 35 percent, using the enacted 21 percent corporate tax rate. This change resulted in no net tax expense/benefit but did cause a reduction to our U.S. federal deferred tax asset fully offset by a reduction of our valuation allowance.

Effects of tax law changes where a reasonable estimate of the accounting effects cannot yet been made include the one-time mandatory repatriation transition tax on the net accumulated earnings and profits of a U.S. taxpayer’s foreign subsidiaries earned post 1986. The Company has performed a preliminary earnings and profits analysis with consideration given to foreign loss carryforwards acquired as a result of the Company’s acquisitions and determined on a provisional basis that there should be no income tax effect in the current or any future period. The Company will continue to identify and evaluate data to more thoroughly identify the tax impact and record adjustments, if any, within the measurement period.

The Company is delinquent concerning the filing of Federal, State & local Tax returns, since approximately 2014 and therefore all tax returns remain open to audit for all income tax returns not filed. No position has been taken concerning IRC 382,383,108, etc., since income tax returns remain delinquent to the date of this filing.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

LITIGATION

On January 7, 2019, the Company filed suit in the Federal District Court for the Southern District of New York against Nicola and James Stephenson associated with the breach of transaction documents related to the Mission Media acquisition. On January 25, 2019, the Stephensons filed for arbitration of certain claims related to their discharge and employment agreements. On March 29, 2019, the parties agreed to refer the matter to mediation and then, if mediation was unsuccessful, to binding arbitration. The parties are proceeding in accordance with this agreement but no mediation date or arbitration date has been set as of this date. The matters are currently pending and the Company is currently reviewing its options and potential claims.

LITIGATION SETTLEMENTS

Subsequent to June 30, 2018, the Company settled two lawsuits. The Company incurred a liability of approximately $210,000 for one of the lawsuit settlements. The Company entered into mediation regarding the claims in one of the lawsuit settlements for $90,000 payable over five monthly installments.

ISSUANCE OF SERIES C PREFERRED STOCK

Subsequent to June 30, 2018, the Company issued 20,000 shares of Series C convertible preferred stock for gross proceeds of approximately $200,000.

ISSUANCE OF SERIES D PREFERRED STOCK

Subsequent to June 30, 2018, the Company issued 800,000 shares of Series D convertible preferred stock for gross proceeds of approximately $8,000,000 of which; $4,554,000 was used to pay Nicola and James Stephenson relating to the acquisition of Mission. Each share of Series D Preferred Stock is convertible into 10/.25 or 40 shares of common stock.

DUE FROM RELATED PARTY

In August 2018, the $835,000 due from related party was paid through a combination of cash payment and redemption of stock dividend by the directors.

DISCONTINUED OPERATIONS

In January 2019, the Company extinguished $6,528,000 of liabilities from discontinued operations as a result of on inter-creditor agreement and settlement agreement with the bankruptcy trustee in December 2018 in relation to amounts owed by SignalShare, LLC. The Company recognized this as other income.

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___________ Shares of Common Stock

PROSPECTUS

_______________________________________

The date of this prospectus is ____________, 2019

Until [*], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of  dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered.  All of the amounts shown are estimated except the SEC Registration Fee, the Exchange Listing Fee and the FINRA Filing Fee.

SEC Registration Fee	$
[EXCHANGE] Listing Fee	*
FINRA Filing Fee
Printing and Engraving Fees	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous	*
Total	$*

 ___________

*    To be provided by amendment.

Item 14.  Indemnification of Directors and Officers.

Our Articles of Incorporation limits the liability of our directors and provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) any transaction from which a director derives an improper personal benefit.  Our Articles of Incorporation also provides that we shall indemnify our directors to the fullest extent permitted under the Nevada Revised Statutes.  In addition, our Bylaws provide that we shall indemnify our directors to the fullest extent authorized under the laws of the State of Nevada.  Our By-laws also provide that our Board of Directors shall have the power to indemnify any other person that is a party to an action, suit or proceeding by reason of the fact that the person is an officer or employee of our company.

Under Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and (b) is not liable pursuant to Nevada Revised Statutes Section 78.138, and performed his powers in good faith and with a view to the interests of the Corporation.

Under the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and (b) is not liable pursuant to Section 73.138 of the Nevada Revised Statutes.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if settlement and damage awards against directors and officers pursuant to these limitations of liability and

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance; The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Item 15.  Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act.

(a) Issuance of Capital Stock and Warrants

On June 29, 2018, the Company issued an aggregate of 50,000,000 shares of restricted common stock in connection with the Mission Acquisition.  Five million (5,000,000) shares were issued to each of James Stephenson and Nicola Stephenson and 20,000,000 shares were issued to the Company’s attorney escrow account for the benefit of each of James Stephenson and Nicola Stephenson based upon the representations and warrants contained in the Equity Purchase Agreement described above in Item 1. Business.  There was no underwriter or placement agent in the transaction and no sales commissions were paid.  Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.  As a result of Ms. and Mr. Stephenson’s termination for cause, no additional cash payments have been made to the Stephensons since the closing and no shares have been released from escrow.  See “Legal Proceedings.”

Between February 23, 2018 and June 30, 2019, the Company sold 1,906,500 shares of Series D Convertible Preferred Stock at $10 stated value per share or an aggregate of $19,065,000.  The Preferred Stock is convertible at $0.25 per share into approximately 76,260,000 shares of Common Stock.  The shares were sold to 33 different individual private investors.  There was no underwriter or placement agent in the offering.  Commissions of 10% are payable to Union Investment Management, LLC (“Union”) or its designee, pursuant to a consulting agreement.  Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promulgated thereunder, based upon subscription agreements and questionnaires completed and signed by all investors.

As of October 27, 2017, the Company issued 2,000,000 shares of restricted common stock to Davidoff Hutcher & Citron LLP, its attorneys, in exchange for legal services previously rendered.  There was no underwriter or placement agent in the transaction and no sales commissions were paid.  Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On July 5, 2017, the Company issued 6,250,000 shares of restricted common stock to Cenfin LLC pursuant to the terms and conditions of a Settlement Agreement entered into on June 20, 2017.  There was no underwriter or placement agent in the transaction and no sales commissions were paid.  Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, based upon the representations and warranties contained in the Settlement Agreement.

Between June 13, 2017 and July 29, 2018 (with subsequent issuances pursuant to earlier dated subscription agreements), the Company sold 911,149 shares of Series C Convertible Preferred Stock at $10 stated value per share, or an aggregate of $9,111,490.  The Preferred Stock is convertible at $0.05 per share approximately 182,229,800 shares of Common Stock.  The shares were sold to 46 different private investors.  There was no underwriter or placement agent in the offering.  Commissions of 10% or an aggregate of $1,401,000 were paid to Union or its designees pursuant to a consulting agreement.  Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promulgated thereunder, based upon subscription agreements and questionnaires completed and signed by all investors.

On June 13, 2017, the Company issued an aggregate of 30,700,000 shares of restricted common stock pursuant to the terms and conditions of the Merger Agreement dated as of June 12, 2017 for the Troika Merger.  The shares were issued to five (5) unaffiliated persons plus the Company’s attorney escrow account.  An additional 3,200,000 shares of restricted common stock were issued in connection with the Troika Merger to a former principal of Troika Design Group Inc.  There was no underwriter or placement agent involved in the transaction and no sales commissions were paid.  Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, based upon representations and warranties contained in Subscription Agreements signed by each shareholder.

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Between February 6, 2016 and June 28, 2016, the Company sold 2,495 shares of Series B Preferred Stock at $10 stated value per share and warrants to purchase 7,485,000 shares of Common Stock, for an aggregate purchase price of $2,495,000.  The Preferred Stock is convertible at $0.28 per share with an aggregate of approximately 8,910,715 shares of Common Stock.  The warrants are convertible at $0.40 per share into approximately 7,485,000 shares of Common Stock.  The securities were sold to 16 different private investors.  There was no underwriter or placement agent in the offering and no commissions were paid.  Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amend, and Regulation S promulgated thereunder.

(b) Certain Grants and Exercises of Stock Options

Pursuant to our 2015 Employee, Director and Consultant Equity Incentive Plus options to purchase an aggregate of 50,000,000 shares of common stock, are authorized. Of these options:

●              options to purchase 0 shares of common stock have been canceled or forfited without being exercised;

●              options to purchase 0 shares of common stock have been exercised; and

●              options to purchase a total 41,612,500 shares of common stock are currently outstanding, at a weighted average exercise price of $0.05 per share.

         During the prior three years the Company issued the following warrants

●              Warrants to purchase 0 shares of common stock have been cancelled or forfeited without being exercised;

●              Warrants to purchase 0 shares have been expired; and

●              Warrants to purchase a total of 81,485,000 shares of common stock are currently outstanding, at a weighted average exercise price of $0.08 per share.

The sale and issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules.

(a)           Exhibits

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1.

The following Exhibits are filed with this registration statement or incorporated by reference:

Exhibit No.	Description

1.1	Form of Underwriting Agreement .*

2.1

Subsidiary Merger Agreement, dated as of March 27, 2015 by and among SignalPoint Holdings Corp., Roomlinx, SignalShare Infrastructure Inc. and RMLX Merger Corp. is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-k filed on April 2, 2015.

2.2

Termination and Release Agreement, dated as of February 10, 2015 by and among the Registrant, SignalPoint Holdings Corp. and Roomlinx Merger Corp. is incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 13, 2015.

2.3

Stock Pledge and Security Agreement, dated May 6, 2016 by and between Digital Media Acquisition Group Corp., SignalPoint Telecommunications Corp. and Signal Share Development Corp. to Brookville Special Purpose Fund LLC, Veritas High Yield Fund LLC and Allied International Fund, Inc. is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 12, 2016.

2.4

Merger Agreement, dated as of June 12, 2017 by and among (i) Troika Design Group Inc. and each of its subsidiaries; (ii) Daniel Pappalardo; (iii) M2 nGage Group Inc.; and (iv) Troika Acquisition Corp. is incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on June 20, 2017.

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2.5

Equity Purchase Agreement dated as of June 29, 2018 by and among Nicola Stephenson, James Stephenson, Troika Media Group Inc. and Troika Mission Holdings Inc. is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 6, 2018.

3.1	Amended and Restated Articles of Incorporation of the Registrant is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 22, 2010.

3.2	Amended and Restated By-Laws of the Registrant is incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

3.3

Certificate of Correction to Articles of Incorporation of Roomlinx dated March 26, 2015 is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 2, 2015.

3.4

Certificate of Designation of the Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock is incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 8, 2016.

3.5	Amendment to Certificate of Designation of Series B Preferred Stock is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on March 30, 2016.

3.6

Certificate of Amendment to Articles of Incorporation dated July 27, 2016 changing the Registrant’s name to M2 nGage Group Inc. is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 28, 2016.

3.7	Certificate of Designation of the Rights, Preferences, Privileges and Designations of Series C Convertible Preferred Stock dated June 14, 2017. **

3.8

Articles of Merger dated July 7, 2017 changing the Registrant’s name to M2 nGage Group Inc. is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on September 18, 2017.

3.9	Certificate of Designation of the Rights, Preferences, Privileges and Designations of Series D Convertible Preferred Stock dated February 22, 2018. **

3.10	Certificate of Amendment to Certificate of Designation of Series D Preferred Stock dated June 20, 2018 .**

3.11

Amendment to Certificate of Designation of Series D Preferred Stock dated April 23, 2018, is incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on May 24, 2018.

3.12	Certificate of Amendment to Articles of Incorporation dated April 24, 2018 is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on May 24, 2018.

4.1

Form of Common Stock Investor Warrants issued in connection with Series B Preferred Stock Offering is incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on February 8, 2016.

4.2	Form of Subscription Agreement for use by Non-U.S. Persons dated February 27, 2017 for Series C Preferred Stock.

4.3	Form of Subscription Agreement for use by Non-U.S. Persons dated June 5, 2018 for Series D Preferred Stock.

4.4	Common Stock Purchase Warrant dated February 15, 2017 of M2 nGage Group Inc. to SAB Management LLC .**

4.5	Form of Stock Option Agreement dated June 12, 2017 granted to each of Christopher Broderick, Michael Tenore and Daniel Pappalardo. **

4.6	2015 Employee, Director and Consultant Equity Incentive Plan. **

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4.7	Warrant to purchase 1,111,111 shares of Common Stock issued by the Company to NFS, incorporated by reference to Exhibit 10.6 of the Registrant’s Report on Form 8-K filed on August 6, 2015.

4.8

Goodwill Purchase Agreement dated as of June 29, 2018 between Nicola Stephenson, Troika Media Group Inc. and Troika Mission Holdings Inc. is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 6, 2018.

4.9	Form of Underwriter’s Warrant *

5.1	Opinion of Davidoff Hutcher & Citron LLP *

10.1

Amended and Restated Executive Employment Agreement dated as of February 15, 2017 by and between M2 nGage Group Inc. (the Registrant) and Christopher Broderick, as amended on June 1, 2017, June 12, 2017 and June 5, 2018. **

10.2

Amended and Restated Consulting Agreement dated February 15, 2017 by and between M2 nGage Group Inc. (the Registrant) and SAB Management LLC, as amended on August 8, 2017, April 16, 2018 and June 5, 2018. **

10.3	Amended and Restated Executive Employment Agreement dated as of October 21, 2016 by and between M2 nGage Group Inc. (the Registrant) and Michael Tenore, as amended on June 6, 2018.*

10.4

Executive Employment Agreement dated as of June 9, 2017 by and between Troika Design Group Inc. and Daniel Pappalardo is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 20, 2017 .**

10.5

Executive Employment Agreement dated as of June 29, 2018 by and between Mission Media USA Inc., Troika Media Group Inc. and Nicola Stephenson is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 6, 2018.

10.6

Reclarification of Foreclosure and Notice of Asset Transfer dated as of October 24, 2016 to Digital Media Acquisition Group Corp., M2 nGage Communications Inc., M2 nGage, Inc. from M2 nGage Telecommunications Corp. and M2 nGage Software Development and Design Corp .**

10.7	Settlement Agreement and Mutual General Release dated as of July 26, 2017 by and among the Registrant, Robert DePalo, RoseMarie DePalo and the Secured Lenders .**

10.8	Office Lease dated February 8, 2013 for 101 S. La Brea Avenue, Los Angeles, California 90036. **

10.9	Office Lease dated May 2, 2017 for 45 Main Street, Brooklyn, New York 11201. **

14.1	Code of Ethics is incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K filed on August 30, 2016.

21.1	Subsidiaries of the Registrant .**

23.1	Consent of RBSM LLP .*

23.2	Consent of Davidoff Hutcher & Citron LLP .*

24.1	Power of Attorney (included on the signature page of this Registration Statement).

99.1	Mission-Media Holdings Limited Annual Report and Financial Statements for the period ended 31 December 2017. **

99.2	Mission-Media Limited Directors Report and Financial Statements for the period ended 31 December 2017. **

99.3	Mission-Media Holdings Limited Non-Statutory Report and Financial Statements for the period ended 31 December 2017 .**

*	To be filed by amendment.

**	Incorporated by reference to the Registrant's Draft Registration Statement on Form S-1 filed on August 1, 2019.

(b)           Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

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Item 17.  Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

1provided , however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 13 or Section 15(d) or the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness or the date of the first Contract of Sale of such securities in the Offering described in this prospectus. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

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                (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)           The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(8)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(9)           The undersigned registrant hereby undertakes that:

                (i)            For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                (ii)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 31st day of July, 2019.

TROKIA MEDIA GROUP, INC.

By:	/s/ Robert B. Machinist
Name:	Robert B. Machinist
Title:	Chief Executive Officer

We, the undersigned officers and directors of TROKIA MEDIA GROUP, INC., hereby severally constitute and appoint Robert B. Machinist, our true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

WITNESS our hands and common seal on the dates set forth below.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert B. Machinist
Robert B. Machinist	Chairman Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2019

/s/ Christopher Broderick
Christopher Broderick	Chief Operating Officer	July 31, 2019

/s/ Matthew Craig
Matthew Craig	Chief Financial Officer (Principal Accounting and Financial Officer)	July 31, 2019

/s/ Jeffrey L. Schwartz
Jeffrey L. Schwartz	Director	July 31, 2019

/s/ Jeff Kurtz
Jeff Kurtz	Director	July 31, 2019

/s/ Daniel Papparlardo
Daniel Papparlardo	President of Troika Design Group and Director	July 31, 2019

/s/ Thomas (Tom) Antoni Ochocki
Thomas (Tom) Antoni Ochocki	Director	July 31, 2019

/s/ Daniel Jankowski
Daniel Jankowski	Director	July 31, 2019

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